 Exhibit 99.3

Weil, Gotshal & Manges (London) LLP 110 Fetter Lane London EC4A 1AY +44 20 7903 1000 main tel +44 20 7903 0990 main fax weil.com

Execution version

17 May 2021

INTERCREDITOR AGREEMENT

between

GLAS TRUSTEES LIMITED
as Original Super Senior Note Trustee

FERROGLOBE PLC
as Parent

GLAS TRUST CORPORATION LIMITED
acting as Security Agent

and others

TABLE OF CONTENTS

Page No.

1	DEFINITIONS AND INTERPRETATION	1

2	Ranking and Priority	28

3	SUPER SENIOR CREDITORS AND SUPER SENIOR LIABILITIES	30

4	SENIOR SECURED DEBT CREDITORS AND SENIOR SECURED DEBT LIABILITIES	34

5	HEDGE COUNTERPARTIES AND HEDGING LIABILITIES	35

6	OPTION TO PURCHASE	42

7	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES	43

8	SUBORDINATED LIABILITIES	46

9	Effect of Insolvency Event	48

10	chapter 11 provisions	50

11	Turnover of Receipts	53

12	Redistribution	56

13	Enforcement of Transaction Security	57

14	Non-Distressed Disposals	61

15	Distressed Disposals	62

16	FURTHER ASSURANCE – DISPOSALS AND RELEASES	67

17	Application of Proceeds	68

18	Equalisation	72

19	New Debt Financings	74

20	THE SECURITY AGENT	77

21	Note Trustee Protections	92

22	Changes to the Parties	95

23	Costs and Expenses	100

24	OTHER INDEMNITIES	101

25	INFORMATION	102

26	NOTICES	103

27	PRESERVATION	105

28	Consents, Amendments and Override	107

29	COUNTERPARTS	110

30	Governing Law	110

31	ENFORCEMENT	111

32	SPanish formalities	111

Schedule 1 Form of Debtor Accession Deed	113
Schedule 2 Form of Creditor/Creditor Representative Accession Undertaking	116
Schedule 3 Form of Debtor Resignation Request	118
Schedule 4 Hedge Counterparties’ Guarantee and Indemnity	119

i

THIS AGREEMENT is made on 17 May 2021 between the following parties

(1)	GLAS TRUSTEES LIMITED as note trustee in respect of the Original Super Senior Notes (the “Original Super Senior Note Trustee”);

(2)	FERROGLOBE PLC, a public company incorporated under the laws of England & Wales with registration number 09425113 (the “Parent”);

(3)	THE COMPANIES named on the signing pages as Intra-Group Lenders;

(4)	THE COMPANIES named on the signing pages as Debtors (the “Original Debtors”); and

(5)	GLAS TRUST CORPORATION LIMITED as security agent for the Secured Parties (the “Security Agent”).

IT IS AGREED as follows

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“1992 ISDA Master Agreement” means the Master Agreement (Multicurrency - Cross Border) as published by the International Swaps and Derivatives Association, Inc.

“2002 ISDA Master Agreement” means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc.

“ABL Intercreditor Agreement” means the intercreditor agreement to be entered into between, among others, the Original Super Senior Note Trustee (as senior note agent), any Senior Secured Note Trustee (as junior note agent) and the ABL Agent (as defined therein).

“ABL Collateral” has the meaning given to the term “Collateral” in the ABL Intercreditor Agreement.

“ABL Note Priority Collateral” has the meaning given to the term “Note Priority Collateral” in the ABL Intercreditor Agreement.

“ABL Priority Collateral” has the meaning given to the term “ABL Priority Collateral” in the ABL Intercreditor Agreement.

“Acceleration Event” means a Senior Secured Debt Acceleration Event or a Super Senior Debt Acceleration Event.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agreed Security Principles” has the meaning given to that term in the Original Super Senior Note Indenture.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available under and in accordance with a Facility Agreement.

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility.

“Appropriation” means the appropriation, foreclosure or similar process of the shares in the capital of a member of the Group by the Security Agent (or any Receiver or Delegate) which is effected (to the extent permitted under the relevant Security Document and applicable law) by enforcement of the Transaction Security provided always that the Security Agent has agreed to such appropriation or similar process and noting that the Security Agent is not obliged to exercise any right to appropriate under any circumstances.

“Arranger” means each Senior Secured Facility Arranger and each Super Senior Facility Arranger, in each case, which becomes a Party as an Arranger pursuant to Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities) or Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities), as the case may be.

“Automatic Early Termination” means the termination or close-out of any hedging transaction prior to the maturity of that hedging transaction which is brought about automatically by the terms of the relevant Hedging Agreement and without any party to the relevant Hedging Agreement taking any action to terminate that hedging transaction.

“Available Commitment”, in relation to any Lender, has the meaning given to the term “Available Commitment” (or any substantially equivalent term) in the relevant Facility Agreement to which that Lender is party.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)	in relation to any state other than such an EEA Member Country or the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c)	in relation to the United Kingdom, the UK Bail-In Legislation.

“Borrower” means a “Borrower” under and as defined in the relevant Facility Agreement.

“Borrowing Liabilities” means, in relation to a member of the Group, the liabilities and obligations (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor (other than to an Arranger or a Creditor Representative) or a Debtor in respect of Liabilities arising under the Debt Documents (whether incurred solely or jointly and including, without limitation, liabilities and obligations as a borrower or an issuer under the Senior Secured Debt Documents and liabilities and obligations as a borrower or an issuer under the Super Senior Debt Documents).

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York and Dublin, Amsterdam and Madrid and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; and

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day.

“Cash Cover” means “cash cover” (or any substantially equivalent term) under and as defined in the relevant Facility Agreement.

“Cash Cover Document” means, in relation to any Cash Cover, any Debt Document which creates or evidences, or is expressed to create or evidence, the Security required to be provided over that Cash Cover by the relevant Facility Agreement.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Close-Out Netting” means:

(a)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on a 1992 ISDA Master Agreement, any step involved in determining the amount payable in respect of an Early Termination Date (as defined in the 1992 ISDA Master Agreement) under section 6(e) (Payments on Early Termination) of the 1992 ISDA Master Agreement before the application of any subsequent Set-off (as defined in the 1992 ISDA Master Agreement);

(b)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on a 2002 ISDA Master Agreement, any step involved in determining an Early Termination Amount (as defined in the 2002 ISDA Master Agreement) under section 6(e) (Payments on Early Termination) of the 2002 ISDA Master Agreement; and

(c)	in respect of a Hedging Agreement or a Hedging Ancillary Document not based on an ISDA Master Agreement, any step involved on a termination of the hedging transactions under that Hedging Agreement or Hedging Ancillary Document pursuant to any provision of that Hedging Agreement or Hedging Ancillary Document which has a similar effect to either provision referenced in paragraph (a) and paragraph (b) above.

“Commitment” means a Senior Secured Facility Commitment or a Super Senior Facility Commitment.

“Common Assurance” means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible and subject to any Agreed Security Principles, given to all the Secured Parties in respect of their Liabilities.

“Common Currency” means US dollars.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Security Agent’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Common Transaction Security” means any Transaction Security which to the extent legally possible and subject to any Agreed Security Principles:

(a)	is created in favour of the Security Agent as trustee or agent for the other Secured Parties in respect of their Liabilities; or

(b)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee or agent for the Secured Parties is created in favour of:

(i)	all the Secured Parties in respect of their Liabilities; or

(ii)	the Security Agent under a parallel debt structure for the benefit of all the Secured Parties,

and which (subject to the terms of this Agreement) ranks in the order of priority contemplated in Clause 2.2 (Transaction Security).

“Consent” means any consent, approval, release or waiver or agreement to any amendment.

“Consultation Period” has the meaning given in Clause 13.10 (Consultation period).

“Creditor Class” means each of the following as separate classes of Primary Creditor:

(a)	the Senior Secured Creditors; and

(b)	the Super Senior Creditors.

“Credit Related Close-Out” means any Permitted Hedge Close-Out which is not a Non-Credit Related Close-Out.

“Creditor/Creditor Representative Accession Undertaking” means:

(a)	an undertaking substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking); or

(b)	a Transfer Certificate, Assignment Agreement or Increase Confirmation (each as defined in the relevant Facility Agreement) provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking),

as the context may require, or

(c)	in the case of an acceding Debtor which is expressed to accede as an Intra Group Lender in the relevant Debtor Accession Deed, that Debtor Accession Deed.

“Creditor Representative” means:

(a)	in relation to the Original Super Senior Noteholders, the Original Super Senior Note Trustee; and

(b)	in relation to any Senior Secured Noteholders, Super Senior Noteholders, Senior Secured Lenders or Super Senior Lenders, the person which has acceded to this Agreement as the Creditor Representative of those Senior Secured Noteholders, Super Senior Noteholders, Senior Secured Lenders or Super Senior Lenders pursuant to Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities) or Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities), as the case may be.

“Creditor Representative Amounts” means fees, costs and expenses of a Creditor Representative payable to a Creditor Representative for its own account pursuant to the relevant Debt Documents or any engagement letter between a Creditor Representative and a Debtor (including any amount payable to a Creditor Representative by way of indemnity, remuneration or reimbursement for expenses incurred), and the costs incurred by a Creditor Representative in connection with any actual or attempted Enforcement Action which is permitted by this Agreement which are recoverable pursuant to the terms of the Debt Documents.

“Creditors” means the Primary Creditors, the Intra-Group Lenders and the Subordinated Creditors.

“Debt Disposal” means any disposal of any Liabilities or Debtors’ Intra-Group Receivables pursuant to paragraphs (d) or (e) of Clause 15.1 (Facilitation of Distressed Disposals).

“Debt Document” means each of this Agreement, the Hedging Agreements, the Senior Secured Debt Documents, the Super Senior Debt Documents, any agreement evidencing the terms of the Subordinated Liabilities or the Intra-Group Liabilities and any other document designated as such by the Security Agent and the Parent.

“Debtor” means each Original Debtor and any person which becomes a Party as a Debtor in accordance with the terms of Clause 22 (Changes to the Parties).

“Debtor Accession Deed” means:

(a)	a deed substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed); or

(b)	(only in the case of a member of the Group which is acceding as a borrower, issuer or guarantor under a Primary Debt Document) an accession document in the form required by the relevant Primary Debt Document (provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed)).

“Debtor Resignation Request” means a notice substantially in the form set out in Schedule 3 (Form of Debtor Resignation Request).

“Debtors’ Intra-Group Receivables” means, in relation to a member of the Group, any liabilities and obligations owed to any Debtor (whether actual or contingent and whether incurred solely or jointly) by that member of the Group.

“Default” means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Debt Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means, at any time, a Lender which is a “Defaulting Lender” (or any substantially equivalent term) under and as defined in the relevant Facility Agreement.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

“Discharge Date” means Super Senior Discharge Date or the Senior Secured Discharge Date.

“Designated Gross Amount” means, in relation to a Multi-account Overdraft, the maximum aggregate gross debit balance of overdrafts that is permitted, at any time, to be outstanding under that Multi-account Overdraft.

“Designated Net Amount” means, in relation to a Multi-account Overdraft, the maximum aggregate net amount that is permitted, at any time, to be outstanding under that Multi-account Overdraft.

“Distress Event” means any of:

(a)	an Acceleration Event; or

(b)	the enforcement of any Transaction Security.

“Distressed Disposal” means an Appropriation or a disposal of any Charged Property which is:

(a)	being effected at the request of the Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of the Transaction Security (including the disposal of any property of a Debtor or member of the Group, the shares in which have been subject to an Appropriation); or

(c)	being effected, after the occurrence of a Distress Event, by a Debtor to a person or persons which is, or are, not a member, or members, of the Group.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Enforcement” means the enforcement or disposal of any Transaction Security, the requesting of a Distressed Disposal and/or the release or disposal of claims and/or Transaction Security on a Distressed Disposal under Clause 15 (Distressed Disposals), the giving of instructions as to actions with respect to the Transaction Security and/or the Charged Property following an Insolvency Event under Clause 9.7 (Security Agent instructions) and the taking of any other actions consequential on (or necessary to effect) any of those actions (but excluding the delivery of an Initial Enforcement Notice).

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Primary Creditor to perform its obligations under, or of any voluntary or mandatory prepayment arising under, the Debt Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand in relation to a Liability that is payable on demand (other than a demand made by an Intra-Group Lender in relation to any Intra-Group Liabilities which are on-demand Liabilities to the extent (A) that the demand is made in the ordinary course of dealings between the relevant Debtor and Intra-Group Lender and (B) that any resulting Payment would be a Permitted Intra-Group Payment);

(iv)	the making of any demand against any member of the Group in relation to any Guarantee Liabilities of that member of the Group;

(v)	the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability other than in connection with an asset sale offer or a change of control offer (however defined) as set out in the Senior Secured Debt Documents or the Super Senior Debt Documents) and excluding any such right which arises as a result of any debt buy-back which is not prohibited under any Primary Financing Document or any open market purchases of, or any voluntary tender offer or exchange offer for, Senior Secured Notes or Super Senior Notes in each case at a time at which no Default is continuing;

(vi)	the exercise of any right of set-off, account combination or payment netting against any member of the Group in respect of any Liabilities other than the exercise of any such right:

(A)	as Close-Out Netting by a Hedge Counterparty or by a Hedging Ancillary Lender;

(B)	as Payment Netting by a Hedge Counterparty or by a Hedging Ancillary Lender;

(C)	as Inter-Hedging Agreement Netting by a Hedge Counterparty;

(D)	as Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender; or

(E)	which is not prohibited under the Senior Secured Debt Documents and the Super Senior Debt Documents to the extent that the exercise of that right gives effect to a Permitted Payment; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b)	the premature termination or close-out of any hedging transaction under any Hedging Agreement (other than pursuant to a Permitted Automatic Early Termination);

(c)	the taking of any steps to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security);

(d)	the entering into of any composition, compromise, assignment or arrangement with any member of the Group which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than any action permitted under Clause 22 (Changes to the Parties), any debt buy-back which is not prohibited under any Facility Agreement or any open market purchases of, or voluntary tender offer or exchange offer for, Senior Secured Notes or Super Senior Notes in each case at a time at which no Default is continuing); or

(e)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any member of the Group which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such member of the Group’s assets or any suspension of payments or moratorium of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i)	the taking of any action falling within paragraphs (a)(ii), (iii), (iv) and (vii) or (e) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods; and

(ii)	a Primary Creditor bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C)	requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages; or

(iii)	bringing legal proceedings against any person in connection with any fraud, securities violation or securities or listing regulations; or

(iv)	allegations of material misstatements or omissions made in connection with the offering materials relating to any Notes or in reports furnished to any Noteholders or any exchange on which the any Notes are listed by a member of the Group pursuant to the information and reporting requirements under the relevant Debt Documents; or

(v)	to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation.

“Enforcement Instructions” means instructions as to Enforcement (including the manner and timing of Enforcement) given by the Majority Senior Secured Creditors or the Majority Super Senior Creditors to the Security Agent provided that instructions not to undertake Enforcement or an absence of instructions as to Enforcement shall not constitute “Enforcement Instructions”.

“Enforcement Proceeds” means any amount paid to or otherwise realised by a Secured Party under or in connection with any Enforcement and, following the occurrence of a Distress Event, any other proceeds of, or arising from, any of the Charged Property.

“Enforcement Realisation Period” means, in relation to a Super Senior Event of Default, a period of 180 days from the date on which the Super Senior Enforcement Notice relating to that Super Senior Event of Default becomes effective in accordance with Clause 26.4 (Delivery).

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any event or circumstance specified as such in a Note Indenture or a Facility Agreement.

“Exposure” has the meaning given to that term in Clause 18.1 (Equalisation Definitions).

“Facility Agreement” means a Senior Secured Facility Agreement or a Super Senior Facility Agreement.

“Final Discharge Date” means the later to occur of the Senior Secured Discharge Date and the Super Senior Discharge Date.

“Financial Adviser” means any:

(a)	independent internationally recognised investment bank;

(b)	independent internationally recognised accountancy firm; or

(c)	other independent internationally recognised professional services firm which is regularly engaged in providing valuations of businesses or assets similar or comparable to those subject to the relevant Transaction Security or, where applicable, advising on competitive sales processes.

“French Debtor” means a Debtor incorporated under the laws of France.

“French Hedging Guarantor” means a Hedging Guarantor incorporated under the laws of France.

“French Law Security” means any Security created or evidenced or expressed to be created or evidenced under or pursuant to the French Law Security Documents.

“French Law Security Documents” means any Security Document governed by the laws of France.

“Group” means the Parent and each of its Restricted Subsidiaries for the time being.

“Guarantee Liabilities” means, in relation to a member of the Group, the liabilities and obligations under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor (other than to an Arranger or a Creditor Representative) or Debtor as or as a result of its being a guarantor or surety (including, without limitation, liabilities and obligations arising by way of guarantee, indemnity, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of the Senior Secured Debt Documents and the Super Senior Debt Documents).

“Hedge Credit Participation” means, in relation to a Hedge Counterparty, the aggregate of:

(a)	in respect of any hedging transaction of that Hedge Counterparty under any Hedging Agreement to the extent it constitutes a Hedging Liability that has, as of the date the calculation is made, been terminated or closed out in accordance with the terms of this Agreement, the amount, if any, payable to it under any Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (and before taking into account any interest accrued on that amount since the date of termination or close-out) to the extent that amount is unpaid (that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement) and to the extent it is a Hedging Liability; and

(b)	after the Senior Secured Debt Discharge Date only, in respect of any hedging transaction of that Hedge Counterparty under any Hedging Agreement to the extent it constitutes a Hedging Liability that has, as of the date the calculation is made, not been terminated or closed out:

(i)	if the relevant Hedging Agreement is based on an ISDA Master Agreement the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(ii)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

“Hedge Counterparty” means any entity which becomes a Party as a Hedge Counterparty pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement entered into or to be entered into by a Debtor and a Hedge Counterparty for the purpose of hedging that the Parent confirms in writing to the Primary Creditors at the time at which it is entered into is permitted under the terms of the Primary Financing Documents (in their form as at the date of execution of the relevant Hedging Agreement) to share in the Transaction Security.

“Hedging Ancillary Document” means an Ancillary Document which relates to or evidences the terms of a Hedging Ancillary Facility.

“Hedging Ancillary Facility” means an Ancillary Facility which is made available by way of a hedging facility.

“Hedging Ancillary Lender” means an Ancillary Lender to the extent that that Ancillary Lender makes available a Hedging Ancillary Facility.

“Hedging Force Majeure” means:

(a)	in relation to a Hedging Agreement which is based on the 1992 ISDA Master Agreement:

(i)	an Illegality or Tax Event or Tax Event Upon Merger (each as defined in the 1992 ISDA Master Agreement); or

(ii)	an event similar in meaning and effect to a “Force Majeure Event” (as referred to in paragraph (b) below);

(b)	in relation to a Hedging Agreement which is based on the 2002 ISDA Master Agreement, an Illegality or Tax Event, Tax Event Upon Merger or a Force Majeure Event (each as defined in the 2002 ISDA Master Agreement); or

(c)	in relation to a Hedging Agreement which is not based on an ISDA Master Agreement, any event similar in meaning and effect to an event described in paragraphs (a) or (b) above.

“Hedging Liabilities” means the Liabilities owed by any Debtor to the Hedge Counterparties under or in connection with the Hedging Agreements.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Initial Enforcement Notice” has the meaning given to such term in Clause 13.2 (Instructions to enforce).

“Insolvency Event” means, in relation to any member of the Group:

(a)	any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that member of the Group, a moratorium is declared in relation to any indebtedness of that member of the Group or an administrator is appointed to that member of the Group

(b)	any composition, compromise, assignment or arrangement is made with any of its creditors;

(c)	the appointment of any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that member of the Group or any of its assets; or

(d)	any analogous procedure or step is taken in any jurisdiction and, in particular, in relation to any member of the Group having its center of main interests in Spain or incorporated or established under the laws of Spain:

(i)	it files for insolvency with the relevant court in accordance with the Spanish Insolvency Act;

(ii)	following a petition by a creditor, a declaration of insolvency by the relevant court in accordance with the Spanish Insolvency Act, based on any situation covered by article 2.4. of the Spanish Insolvency Act; or

(iii)	the filing of a notice set out in article 583 of the Spanish Insolvency Act, a judicial or out-of-court composition agreement (convenio de acreedores o propuesta anticipada de convenio), the filing of a workout homologation petition (solicitud de homologación de un acuerdo de refinanciación), a refinancing agreement (acuerdo de refinanciación) or an out-of-court payment agreement (acuerdo extrajudicial de pagos) as well as any other proceeding set forth in the Spanish Insolvency Act.

“Instructing Group” means:

(a)	subject to paragraph (b) below, the Majority Senior Secured Creditors and the Majority Super Senior Creditors; and

(b)	in relation to instructions as to Enforcement, the group of Primary Creditors entitled to give instructions as to Enforcement under Clause 13.2 (Instructions to enforce).

“Intercreditor Amendment” means any amendment or waiver which is subject to Clause 28 (Consents, Amendments and Override).

“Inter-Hedging Agreement Netting” means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedge Counterparty against liabilities owed to a Debtor by that Hedge Counterparty under a Hedging Agreement in respect of Hedging Liabilities owed to that Hedge Counterparty by that Debtor under another Hedging Agreement.

“Inter-Hedging Ancillary Document Netting” means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedging Ancillary Lender against liabilities owed to a Debtor by that Hedging Ancillary Lender under a Hedging Ancillary Document in respect of Liabilities owed to that Hedging Ancillary Lender by that Debtor under another Hedging Ancillary Document.

“Intra-Group Lending” means the loans, credit or other financial arrangements made available by any Intra-Group Lender to another member of the Group.

“Intra-Group Lenders” means each member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with another member of the Group and which is named on the signing pages as an Intra-Group Lender or which becomes a Party as an Intra-Group Lender in accordance with the terms of Clause 22 (Changes to the Parties).

“Intra-Group Liabilities” means the Liabilities owed by any member of the Group to any of the Intra-Group Lenders.

“Lender” means a Senior Secured Lender or a Super Senior Lender.

“Lender Cash Collateral” means any cash collateral provided by a Lender to an Issuing Bank pursuant to the terms of the relevant Facility Agreement.

“ISDA Master Agreement” means a 1992 ISDA Master Agreement or a 2002 ISDA Master Agreement.

“Issuing Bank” means any “Issuing Bank” (or any substantially equivalent term) under and as defined in a Facility Agreement.

“Letter of Credit” means any “Letter of Credit” (or any substantially equivalent term) under and as defined in a Facility Agreement.

“Liabilities” means all present and future liabilities and obligations at any time of any member of the Group to any Creditor under the Debt Documents or under any other Intra-Group Lending, both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

the rights in respect of those Liabilities.

“Liabilities Sale” means a Debt Disposal pursuant to paragraph (e) of Clause 15.1 (Facilitation of Distressed Disposals).

“Lower Ranking Security” means any Transaction Security which, as required under the applicable law of such Transaction Security, is expressed to be lower ranking than any other Transaction Security granted over the same assets.

“Majority Senior Secured Creditors” means, at any time, those Senior Secured Creditors whose Senior Secured Credit Participations at that time aggregate more than 50 per cent. of the total Senior Secured Credit Participations at that time.

“Majority Super Senior Creditors” means, at any time, those Super Senior Creditors whose Super Senior Credit Participations at that time aggregate more than 50 per cent. of the total Super Senior Credit Participations at that time.

“Multi-account Overdraft” means an Ancillary Facility which is an overdraft facility comprising more than one account.

“Multi-account Overdraft Liabilities” means the Liabilities arising under any Multi-account Overdraft.

“Non-Credit Related Close-Out” means a Permitted Hedge Close-Out described in any of paragraphs (a)(i) or (a)(ii) of Clause 5.9 (Permitted Enforcement: Hedge Counterparties).

“Non-Distressed Disposal” has the meaning given to that term in Clause 14 (Non-Distressed Disposals).

“Note Indenture” means a Senior Secured Note Indenture or a Super Senior Note Indenture.

“Note Trustee” means a Senior Secured Note Trustee or a Super Senior Note Trustee.

“Noteholder” means a Senior Secured Noteholder or a Super Senior Noteholder.

“Notes” means Senior Secured Notes or Super Senior Notes.

“Original Super Senior Note Indenture” means the indenture governing the Original Super Senior Notes dated on or about the date of this Agreement and made between, among others, the Original Super Senior Note Trustee, the Security Agent, the Super Senior Note Issuer and the Super Senior Note guarantors.

“Original Super Senior Noteholders” means any holder from time to time of any Original Super Senior Notes.

“Original Super Senior Notes” means:

(a)	the 9.0% Super Senior Notes due 2025 issued or to be issued by the Super Senior Note Issuer pursuant to the Original Super Senior Note Indenture; and

(b)	any other super senior notes issued by the Super Senior Note Issuer or any other member of the Group pursuant to the Original Super Senior Note Indenture provided that the Parent has confirmed in writing that the incurrence of those notes will not breach the terms of any of its existing Senior Secured Debt Documents or Super Senior Debt Documents.

“Other Liabilities” means, in relation to a member of the Group, any trading and other liabilities and obligations (not being Borrowing Liabilities or Guarantee Liabilities) it may have to a Subordinated Creditor, Intra-Group Lender or Debtor.

“Parallel Debt” has the meaning given to that term in paragraph (b) of Clause 19.3 (Parallel Debt).

“Party” means a party to this Agreement.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations).

“Payment Netting” means:

(a)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on an ISDA Master Agreement, netting under section 2(c) of the relevant ISDA Master Agreement; and

(b)	in respect of a Hedging Agreement or a Hedging Ancillary Document not based on an ISDA Master Agreement, netting pursuant to any provision of that Hedging Agreement or a Hedging Ancillary Document which has a similar effect to the provision referenced in paragraph (a) above.

“Permitted Automatic Early Termination” means an Automatic Early Termination of a hedging transaction under a Hedging Agreement, the provision of which is permitted under Clause 5.12 (Terms of Hedging Agreements).

“Permitted Gross Outstandings” means, in relation to a Multi-account Overdraft, any amount, not exceeding its Designated Gross Amount, which is the aggregate amount of the gross debit balance of overdrafts comprised in that Multi-account Overdraft.

“Permitted Hedge Close-Out” means, in relation to a hedging transaction under a Hedging Agreement, a termination or close-out of that hedging transaction which is permitted pursuant to Clause 5.9 (Permitted Enforcement: Hedge Counterparties).

“Permitted Hedge Payments” means the Payments permitted by Clause 5.3 (Permitted Payments: Hedging Liabilities).

“Permitted Intra-Group Payments” means the Payments permitted by Clause 7.2 (Permitted Payments: Intra-Group Liabilities).

“Permitted Senior Secured Debt Payments” means the Payments permitted by Clause 4.1 (Payment of Senior Secured Debt Liabilities).

“Permitted Subordinated Creditor Payments” means the Payments permitted by Clause 8.2 (Permitted Payments: Subordinated Liabilities).

1.2	“Permitted Super Senior Debt Payments” means the Payments permitted by Clause 3.1 ( Payment of Super Senior Liabilities).

“Permitted Payment” means a Permitted Hedge Payment, a Permitted Intra-Group Payment, a Permitted Senior Secured Debt Payment, a Permitted Super Senior Debt Payment or a Permitted Subordinated Creditor Payment.

“Primary Creditors” means the Super Senior Creditors and the Senior Secured Creditors.

“Primary Creditor Liabilities” means the Super Senior Liabilities and the Senior Secured Liabilities.

“Primary Debt Documents” means the Hedging Agreements, the Senior Secured Debt Documents and the Super Senior Debt Documents.

“Primary Financing Document” means a Facility Agreement or a Notes Indenture.

“Property” of a member of the Group or of a Debtor means:

(a)	any asset of that member of the Group or of that Debtor;

(b)	any Subsidiary of that member of the Group or of that Debtor; and

(c)	any asset of any such Subsidiary.

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

“Recoveries” has the meaning given to that term in Clause 17.1 (Order of application).

“Relevant Ancillary Lender” means, in respect of any Cash Cover, the Ancillary Lender (if any) for which that Cash Cover is provided.

“Relevant Issuing Bank” means, in respect of any Cash Cover, the Issuing Bank (if any) for which that Cash Cover is provided.

“Relevant Liabilities” means:

(a)	in the case of a Creditor:

(i)	the Liabilities owed to Creditors ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor (as the case may be); and

(ii)	all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent; and

(b)	in the case of a Debtor, the Liabilities owed to the Creditors together with all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent.

“Relevant Security Enforcement” means any appropriation by, or attribution to, the relevant Secured Parties of any Charged Property as a result of the enforcement of any French Law Security.

“Required Senior Secured Creditors” means each Creditor Representative acting on behalf of the relevant proportion of Senior Secured Lenders on whose behalf it acts or the relevant proportion of Senior Secured Noteholders on whose behalf it acts.

“Required Super Senior Creditors” means each Creditor Representative acting on behalf of the relevant proportion of Super Senior Lenders on whose behalf it acts or the relevant proportion of Super Senior Noteholders on whose behalf it acts.

“Restricted Subsidiary” means a Subsidiary of the Parent other than an Unrestricted Subsidiary.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Secured Obligations” means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Primary Debt Documents (including to the Security Agent under the Parallel Debt pursuant to Clause 19.2 (Parallel Debt)), both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

“Secured Parties” means the Security Agent, any Receiver or Delegate and each of the Primary Creditors from time to time but, in the case of each Primary Creditor, only if it (or, in the case of a Noteholder, its Creditor Representative) is a Party or has acceded to this Agreement in the appropriate capacity pursuant to Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities) or Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities), as applicable.

“Security” means a mortgage, charge, pledge, lien, hypothec or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Agent’s Spot Rate of Exchange” means, in respect of the conversion of one currency (the “First Currency”) into another currency (the “Second Currency”):

(a)	the Security Agent’s spot rate of exchange; or

(b)	(if the Security Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Security Agent (acting reasonably),

for the purchase of the Second Currency with the First Currency in the London foreign exchange market at or about 11:00 a.m. (London time) on a particular day, which shall, in either case, be notified by the Security Agent in accordance with paragraph (e) of Clause 20.5 (Duties of the Security Agent).

“Security Documents” means:

(a)	each of the Transaction Security Documents;

(b)	any other document entered into at any time by any of the Debtors creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c)	any Security granted under any covenant for further assurance in any of the documents referred to in paragraphs (a) and (b) above.

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Secured Parties and/or the Security Agent as trustee or agent for the Secured Parties and/or under a parallel debt structure or equivalent structure for the benefit of all the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee or agent for the Secured Parties, or in its capacity as agent of the Secured Parties and in the interest, for the account and for the exclusive benefit of the Secured Parties, and/or under a parallel debt structure or equivalent structure for the benefit of all the Secured Parties, and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor in favour of the Secured Parties and/or the Security Agent as trustee or agent for the Secured Parties and/or under a parallel debt structure or equivalent structure for the benefit of all the Secured Parties;

(c)	the Security Agent’s interest in any trust fund created pursuant to Clause 11 (Turnover of Receipts); and

(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee on trust or as agent for (or otherwise for the benefit of) the Secured Parties.

“Senior Secured Credit Participation” means:

(a)	in relation to a Hedge Counterparty, its aggregate Hedge Credit Participation; and

(b)	in relation to a Senior Secured Noteholder or a Senior Secured Lender, the aggregate of:

(i)	its aggregate Senior Secured Facility Commitments, if any;

(ii)	the aggregate outstanding principal amount of the Senior Secured Notes held by it, if any; and

(iii)	to the extent not falling within paragraphs (i) or (ii) above, the aggregate outstanding principal amount of any Senior Secured Debt Liabilities in respect of which it is the creditor, if any.

“Senior Secured Creditors” means the Senior Secured Debt Creditors and the Hedge Counterparties.

“Senior Secured Debt Acceleration Event” means:

(a)	the Creditor Representative of any Senior Secured Noteholder(s) (or the requisite Senior Secured Noteholders) exercising any of its or their rights or any acceleration provisions being automatically invoked in each case under the relevant Senior Secured Note Indenture; or

(b)	the Creditor Representative of any Senior Secured Lender(s) (or any of the other Senior Secured Lenders) exercising any of its or their rights or any acceleration provisions being automatically invoked in each case under the relevant Senior Secured Facility Agreement, other than the right to declare any amount payable on demand.

“Senior Secured Debt Creditors” means each Senior Secured Facility Arranger, each Senior Secured Noteholder and each Senior Secured Lender (and in each case each Creditor Representative in respect thereof).

“Senior Secured Debt Discharge Date” means the first date on which all Senior Secured Debt Liabilities have been fully and finally discharged to the satisfaction of the Creditor Representative(s) in relation to any Senior Secured Debt Liabilities, whether or not as the result of an enforcement, and the Senior Secured Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Senior Secured Debt Documents.

“Senior Secured Debt Documents” means the Senior Secured Facility Documents and the Senior Secured Note Documents.

“Senior Secured Debt Liabilities” means the Liabilities owed by the Debtors to the Senior Secured Debt Creditors under or in connection with the Senior Secured Debt Documents.

“Senior Secured Discharge Date” means the first date on which all Senior Secured Liabilities have been fully and finally discharged to the satisfaction of the relevant Creditor Representative(s) (in the case of the Senior Secured Debt Liabilities) and each Hedge Counterparty (in the case of its Hedging Liabilities), whether or not as the result of an enforcement, and the Senior Secured Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

“Senior Secured Facility” means any credit facility made available to a member of the Group where any:

(a)	agent of the lenders in respect of the credit facility becomes a Party as a Creditor Representative;

(b)	lender in respect of the credit facility has become a Party as a Senior Secured Lender; and

(c)	the arranger of the credit facility has become a Party as a Senior Secured Facility Arranger,

in respect of that credit facility pursuant to Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities).

“Senior Secured Facility Agreement” means, in relation to a Senior Secured Facility, the facility agreement documenting that Senior Secured Facility.

“Senior Secured Facility Documents” means each Senior Secured Facility Agreement, any “Finance Document” (or substantially equivalent term) defined thereunder and this Agreement.

“Senior Secured Facility Arranger” means any arranger of a credit facility which creates or evidences any Senior Secured Debt Liabilities which becomes a Party pursuant to Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities).

“Senior Secured Facility Commitment” means any “Commitment” under and as defined in a Senior Secured Facility Agreement.

“Senior Secured Lender” means, in relation to a Senior Secured Facility:

(a)	each “Lender”, “Issuing Bank” and “Ancillary Lender” in each case under and as defined in the relevant Senior Secured Facility Agreement; and

(b)	each other lender, holder or other creditor in respect of that Senior Secured Facility.

“Senior Secured Liabilities” means the Senior Secured Debt Liabilities and the Hedging Liabilities.

“Senior Secured Note Documents” means each Senior Secured Note Indenture, the Senior Secured Notes, the Security Documents, the Senior Secured Note Guarantees (whether contained in the Senior Secured Note Indenture, as a notation of guarantee attached to the Senior Secured Notes or otherwise) and this Agreement.

“Senior Secured Note Guarantees” means each “Note Guarantee” (or substantially equivalent term) as defined in a Senior Secured Note Indenture.

“Senior Secured Note Indenture” means, in relation to any Senior Secured Notes, the note indenture setting out the terms of those Senior Secured Notes.

“Senior Secured Note Issuer” means Ferroglobe Finance Company PLC, a public company incorporated under the laws of England & Wales with registration number 13353128.

“Senior Secured Note Trustee” means, in relation to any Senior Secured Notes, the note trustee in respect of those Senior Secured Notes which has acceded to this Agreement as a Creditor Representative pursuant to Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities).

“Senior Secured Noteholder” means any holder from time to time of any Senior Secured Notes.

“Senior Secured Notes” means any high yield notes, exchange notes or other debt securities issued or to be issued by the Senior Secured Note Issuer or any other member of the Group which the Parent has designated as such, and where the note trustee in respect of that issuance has become Party as a Senior Secured Note Trustee, in each case in accordance with Clause 22.10 (Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities).

“Soulte” means, in relation to any Relevant Security Enforcement occurring by way of appropriation (including pursuant to a pacte commissoire or any similar enforcement mechanism) or judicial foreclosure of any French Law Security Document, the amount by which the value of the Charged Property appropriated or foreclosed pursuant to that Relevant Security Enforcement exceeds the amount of obligations secured by that French Law Security Document which is discharged as a result of that Relevant Security Enforcement being carried out.

“Spanish Civil Code” means the Spanish Código Civil, as amended from time to time.

“Spanish Civil Procedure Act” means Spanish Act 1/2000, dated 7 January, on Civil Procedure (Ley de Enjuiciamiento Civil), as amended from time to time.

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“Spanish Commercial Code” means the Spanish Commercial Code published by virtue of the Royal Decree of 22 August 1885 (Real decreto de 22 de agosto de 1885 por el que se publica el Código de Comercio), as amended from time to time.

“Spanish Insolvency Act” means the Spanish Royal Legislative Decree 1/2020 dated 5 May 2020 approving the restated Spanish Insolvency Act, as amended from time to time.

“Spanish Debtor” means a Debtor incorporated under the laws of Spain.

“Spanish Public Document” means a documento público, being either an escritura pública or a póliza o efecto intervenido por fedatario público.

“Spanish Royal Decree 5/2005” means the Royal Decree Law 5/2005 of 11 March 2005 of urgent reforms for the productivity and for the improvement of the contracting public sector (Real Decreto Ley 5/2005, de 11 de marzo, de reformas urgentes para el impulso de la productividad y para la mejora de la contratación pública), as amended from time to time.

“Spanish Security Document” means a Transaction Security Document governed by the laws of Spain.

“Structural Intra-Group Liabilities” means the intra-group loans corresponding to the actual or deemed on-lending, directly or indirectly, of all or part of the proceeds of the Primary Creditor Liabilities to any French Debtor.

"Structural Intra-Group Liabilities Lender" means any lender under any Structural Intra-Group Liabilities.

“Subsidiary” has the meaning given to that term in the original form of the Original Super Senior Note Indenture.

“Subordinated Creditor” means each person which becomes Party as a Subordinated Creditor in accordance with the terms of Clause 22 (Changes to the Parties).

“Subordinated Liabilities” means all Liabilities owed by the Parent or any other Debtor to any Subordinated Creditor.

"Super Senior Cash Discharge" means:

(a)	the payment (or repayment) in full and in cash; or

(b)	in the case of any contingent Liability relating to a letter of credit (or similar), the making subject to cash collateral arrangements acceptable to the relevant Super Senior Creditor (acting reasonably), of the Super Senior Lender Liabilities.

“Super Senior Credit Participation” means, in relation to Super Senior Noteholder or a Super Senior Lender, the aggregate of:

(a)	its aggregate Super Senior Facility Commitments, if any;

(b)	the aggregate outstanding principal amount of the Super Senior Notes held by it, if any; and

(c)	to the extent not falling within paragraphs, (a) or (b) above, the aggregate outstanding principal amount of any Super Senior Liabilities in respect of which it is the creditor, if any.

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“Super Senior Creditors” means each Super Senior Facility Arranger, each Super Senior Noteholder and each Super Senior Lender (and in each case each Creditor Representative in respect thereof).

“Super Senior Debt Acceleration Event” means:

(a)	the Creditor Representative of any Super Senior Noteholder(s) (or the requisite Super Senior Noteholders) exercising any of its or their rights or any acceleration provisions being automatically invoked in each case under the relevant Super Senior Note Indenture; or

(b)	the Creditor Representative of any Super Senior Lender(s) (or any of the other Super Senior Lenders) exercising any of its or their rights or any acceleration provisions being automatically invoked in each case under the relevant Super Senior Facility Agreement, other than the right to declare any amount payable on demand.

“Super Senior Debt Documents” means the Super Senior Facility Documents and the Super Senior Note Documents.

“Super Senior Discharge Date” means the first date on which all Super Senior Liabilities have been fully and finally discharged to the satisfaction of the relevant Creditor Representative(s), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

"Super Senior Enforcement Notice" means, in relation to a Super Senior Event of Default which has occurred and is continuing, a notice from the relevant Creditor Representative(s) (acting on the instructions of the Majority Super Senior Creditors) to the Security Agent specifying that such Super Senior Event of Default has occurred and is continuing.

“Super Senior Event of Default” means an Event of Default specified in a Super Senior Note Indenture or a Super Senior Facility Agreement.

“Super Senior Facility” means any credit facility made available to any member of the Group where any:

(a)	agent of the lenders in respect of the credit facility becomes a Party as a Creditor Representative;

(b)	lender in respect of the credit facility has become a Party as a Super Senior Lender; and

(c)	the arranger of the credit facility has become a Party as a Super Senior Facility Arranger,

in respect of that credit facility pursuant to Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities).

“Super Senior Facility Agreement” means, in relation to a Super Senior Facility, the facility agreement documenting that Super Senior Facility.

“Super Senior Facility Arranger” means any arranger of a credit facility which creates or evidences any Super Senior Liabilities which becomes a Party pursuant to Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities).

“Super Senior Facility Commitment” means any “Commitment” under and as defined in a Super Senior Facility Agreement.

“Super Senior Facility Documents” means each Super Senior Facility Agreement, any “Finance Document” (or substantially equivalent term) defined thereunder and this Agreement.

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“Super Senior Lender” means, in relation to a Super Senior Facility:

(a)	each “Lender”, “Issuing Bank” and “Ancillary Lender” in each case under and as defined in the relevant Super Senior Facility Agreement; and

(b)	each other lender, holder or other creditor in respect of that Super Senior Facility.

“Super Senior Liabilities” means the Liabilities owed by the Debtors to the Super Senior Creditors under or in connection with the Super Senior Debt Documents.

"Super Senior Liabilities Transfer" means a transfer of the Super Senior Liabilities to some or all of the Senior Secured Creditors described in Clause 6.1 (Option to purchase: Senior Secured Creditors).

“Super Senior Note Indenture” means, in relation to any Super Senior Notes, the note indenture setting out the terms of those Super Senior Notes.

“Super Senior Note Issuer” means Ferroglobe Finance Company PLC, a public company incorporated under the laws of England & Wales with registration number 13353128.

“Super Senior Note Trustee” means:

(a)	in relation to the Original Super Senior Notes: (i) the Original Super Senior Note Trustee or; (ii) any successor note trustee in respect of the Original Super Senior Notes which has acceded to this Agreement as a Creditor Representative pursuant to Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities); and

(b)	in relation to any other Super Senior Notes, the note trustee in respect of those Super Senior Notes which has acceded to this Agreement as a Creditor Representative pursuant to Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities).

“Super Senior Noteholder” means any Original Super Senior Noteholder and any other holder from time to time of any Super Senior Notes.

“Super Senior Notes” means:

(a)	the Original Super Senior Notes; and

(b)	any other high yield notes, exchange notes or other debt securities issued or to be issued by the Super Senior Note Issuer or any other member of the Group which the Parent has designated as such, and where the note trustee in respect of that issuance has become Party as a Super Senior Note Trustee, in each case in accordance with Clause 22.11 (Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities).

“Super Senior Note Documents” mean each Super Senior Note Indenture, the Super Senior Notes, the Security Documents, the Super Senior Note Guarantees (whether contained in the Super Senior Note Indenture, as a notation of guarantee attached to the Super Senior Notes or otherwise) and this Agreement.

“Super Senior Note Guarantees” means each “Note Guarantee” (or substantially equivalent term) as defined in a Super Senior Note Indenture.

"Super Senior Step-In Event" means any event or circumstance specified as such in Clause 3.5 (Super Senior Step-In Events).

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“Tax” has the meaning given to that term in the Original Super Senior Note Indenture and “Taxes” shall be construed accordingly.

“TARGET2” means the Trans-European Automated Real-Time Gross Settlement Express Transfer payment system which utilities a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payment in euro.

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

“Transaction Security Documents” means:

(a)	the Collateral (as that term is defined in the Original Super Senior Note Indenture); and

(b)	any other document entered into by any Debtor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Debtors under any of the Primary Debt Documents.

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Unrestricted Subsidiary” means a Subsidiary of the Parent which has been designated an “Unrestricted Subsidiary” for the purpose of (and in accordance with) all of the Super Senior Debt Documents and Senior Secured Debt Documents.

“VAT” means:

(a)	any value added tax imposed by the Value Added Tax Act 1994;

(b)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax as amended (EC Directive 2006/112); and

(c)	any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (a) or (b) above, or imposed elsewhere.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation other than the UK Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

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(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)	in relation to any UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers.

1.3	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	any “Creditor Representative”, “Ancillary Lender”, “Arranger”, “Creditor”, “Debtor”, “Hedge Counterparty”, “Intra Group Lender”, “Issuing Bank”, “Senior Secured Facility Arranger”, “Senior Secured Note Trustee”, “Senior Secured Creditor”, “Senior Secured Noteholder”, “Parent”, “Party”, “Primary Creditor”, “Security Agent”, “Super Senior Facility Arranger”, “Super Senior Note Trustee”, “Super Senior Creditor”, “Super Senior Noteholder” or “Subordinated Creditor” shall be construed to be a reference to it in its capacity as such and not in any other capacity;

(ii)	any “Creditor Representative”, “Ancillary Lender”, “Arranger”, “Creditor”, “Debtor”, “Hedge Counterparty”, “Issuing Bank”, any “Party” or the “Security Agent” or “Subordinated Creditor” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Debt Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with this Agreement;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	a “Debt Document” or any other agreement or instrument is (other than a reference to a “Debt Document” or any other agreement or instrument in “original form”) a reference to that Debt Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated as permitted by this Agreement;

(v)	“enforcing” (or any derivation) the Transaction Security includes:

(A)	the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor by the Security Agent; and

(B)	the making of a demand under Clause 20.3 (Parallel debt) by the Security Agent;

(vi)	a “group of Creditors” includes all the Creditors and a “group of Primary Creditors” includes all the Primary Creditors;

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(vii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	the “original form” of a “Debt Document” or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into;

(ix)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(x)	“proceeds” of a Distressed Disposal or of a Debt Disposal includes proceeds in cash;

(xi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(xii)	a provision of law is a reference to that provision as amended or re-enacted from time to time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived.

(d)	A Primary Creditor providing “cash cover” for a Letter of Credit means that Primary Creditor paying an amount in the currency of the Letter of Credit to an interest-bearing account and the following conditions being met:

(i)	either:

the account is in the name of that Primary Creditor and is with the Issuing Bank

(A)	for which that cash cover is to be provided and until no amount is or may be outstanding under that Letter of Credit withdrawals from the account may only be made to pay an Issuing Bank amounts due and payable to it under the Credit Facility Documents in respect of that Letter of Credit; or

(B)	the account is in the name of the Issuing Bank for which that cash cover is to be provided;

(ii)	that Primary Creditor has executed documentation in form and substance satisfactory to the Issuing Bank for which that cash cover is to be provided, creating a first ranking security interest, or other collateral arrangement, in respect of the amount of that cash cover; and

(iii)	the relevant cash cover is and remains enforceable on demand by that person and is not subject to any moratoria or insolvency enforcement limitation or claw-back risk.

(e)	References to a Creditor Representative acting on behalf of the Creditors of which it is the Creditor Representative means such Creditor Representative acting on behalf of the Creditors of which it is the Creditor Representative with the consent of the proportion of such Creditors required under and in accordance with the applicable Debt Documents (provided that if the relevant Debt Documents do not specify a voting threshold for a particular matter, the threshold will be a simple majority of the outstanding principal amount (or, in the case of a Facility Agreement, the aggregate Senior Secured Facility Commitments or Super Senior Facility Commitments, as the case may be) under those Debt Documents (excluding any Liabilities owned by a member of the Group)). A Creditor Representative will be entitled to seek instructions from the Creditors of which it is the Credit Representative to the extent required by the applicable Debt Documents, as the case may be, as to any action to be taken by it under this Agreement.

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1.4	Any references within the Debt Documents to the Security Agent providing approval or consent or making a request, or to an item or a person being acceptable to, satisfactory to, to the satisfaction of or approved by the Security Agent or requiring certain steps or actions to be taken, or the Security Agent exercising its discretion to permit or waive any action are to be construed (unless otherwise specified in the relevant Debt Document) as references to the Security Agent taking such action or refraining from such action on the instructions of the Instructing Group and any references in the Debt Documents to (i) the Security Agent acting reasonably, (ii) a matter being in the reasonable opinion or determination of the Security Agent, (iii) the Security Agent's approval or consent not being unreasonably withheld or delayed or (iv) any document, report, confirmation or evidence being required to be reasonably satisfactory to the Security Agent, are to be construed, unless otherwise specified in the Debt Documents, as the Security Agent acting on the instructions of the group of Creditors on whose instructions it is required to act, such Creditors, acting reasonably and (if applicable) not unreasonably withholding or delaying consent, and the Security Agent shall be under no obligation to determine the reasonableness of such instructions from the Instructing Group.

1.5	Third party rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate or any other person described in paragraph (b) of Clause 20.12 (Exclusion of liability) may, subject to this Clause 1.3 and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

(d)	The Third Parties Act shall apply to this Agreement in respect of any Senior Secured Noteholder. For the purposes of paragraph (b) above and this paragraph (d), upon any person becoming a Senior Secured Noteholder, such person shall be deemed to be a Party to this Agreement and shall be bound by the provisions of this Agreement and be deemed to receive the benefits of this Agreement, and be subject to the terms and conditions hereof, as if such person were a Party hereto.

1.6	Dutch terms

In this Agreement where it relates to a Dutch person or entity, a reference to:

(a)	“The Netherlands” means the European part of the Kingdom of the Netherlands and Dutch means in or of The Netherlands;

(b)	an "administrator" includes a bewindvoerder and a beoogd bewindvoerder;

(c)	a "receiver" or an "administrative receiver" does not include a curator or bewindvoerder;

(d)	"gross negligence" means grove schuld;

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(e)	a "moratorium" includes surseance van betaling

(f)	"insolvency" includes a bankruptcy and moratorium;

(g)	"negligence" means schuld;

(h)	a "security interest" includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(i)	any "procedure" or "step" taken in connection with insolvency proceedings includes a Dutch entity having filed notice under section 36 of the Netherlands Tax Collection Act 1990 (Invorderingswet 1990) or section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(j)	a “liquidator” includes a curator;

(k)	"wilful misconduct" means opzet;

(l)	an "administration" or "dissolution" (and any of those terms) includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden); and

(m)	the currency definition "euro" denotes the single currency of the participating Member States.

1.7	French terms

In this Agreement, where it relates to a French entity, a reference to:

(a)	an “inability to pay its debts” includes that French entity being in a state of cessation des paiements as defined in article L. 631-1 of the French commercial code (Code de commerce);

(b)	a guarantee includes any type of sûreté personnelle;

(c)	“corporate reorganisation” includes any contribution of part of its business in consideration of shares (apport partiel d’actifs), any “merger” (fusions) or “demerger” (scission) implemented in accordance with articles L.236-1 to L.236-24 of the French commercial code (Code de commerce);

(d)	a “winding-up”, “dissolution” or “administration” includes a redressement judiciaire, cession totale de l'entreprise, a liquidation judiciaire, a sauvegarde (including a sauvegarde accélérée or a sauvegarde financière accélérée) under the Livre VI of the French commercial code (Code de commerce);

(e)	a “composition”, “compromise” or “assignment” with any creditor includes a conciliation or a mandat ad hoc under articles L. 611-3 to L. 611-15 of the French commercial code (Code de commerce);

(f)	a “moratorium” includes a moratorium under a conciliation procedure in accordance with articles L. 611-4 to L. 611-15 of the French commercial code (Code de commerce);

(g)	a “liquidator”, “receiver”, “administrative receiver”, “administrator”, “compulsory” or “interim manager” or other similar officer includes an administrateur judiciaire, mandataire ad hoc, conciliateur, mandataire liquidateur or any other person appointed as a result of any proceedings described in paragraphs (d), (e) and (f) above;

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(h)	a “lease” includes an opération de crédit-bail;

(i)	Security includes any type of security (sûreté réelle) and assignment or transfer by way of security;

(j)	“wilful misconduct” means dol;

(k)	“gross negligence” means faute lourde; and

(l)	“any analogous procedure or step” shall include:

(i)	any member of the Group applying for mandat ad hoc or conciliation in accordance with articles L. 611-3 to L. 611-16 of the French Code de Commerce; and

(ii)	the entry of a judgment opening sauvegarde, sauvegarde accélérée, sauvegarde financière accélérée, redressement judiciaire or liquidation judiciaire proceedings or ordering a cession totale ou partielle de l'entreprise under articles L. 620-1 to L. 670-8 of the French Code de Commerce.

1.8	Spanish terms

Where it relates to a Spanish Debtor, or Spanish Security, a reference in this Agreement to:

(a)	“insolvency” (concurso) or “insolvency proceeding” (procedimiento concursal) and any step or proceeding relating to it has the meaning attributed to them under the Spanish Insolvency Act, including a declaración de concurso con independecia de su carácter necesario o voluntario, any notice to a competent court pursuant to articles 583 or 631 of the Spanish Insolvency Act and its solicitud de inicio de procedimiento de concurso, auto de declaración de concurso, any judicial or out-of-court composition agreement (convenio de acreedores or propuesta anticipada de convenio), any workout homologation petition (solicitud de homologación de un acuerdo de refinanciación), any refinancing agreement (acuerdo de refinanciación) or an out-of-court payment agreement (acuerdo extrajudicial de pagos). A person being unable to pay its debts includes that person being in a state of insolvencia or in concurso according to Spanish Insolvency Act;

(b)	“control” has the meaning stated under article 42 of the Spanish Commercial Code:

(c)	“winding up”, “administration” or “dissolution” includes, without limitation, disolución, liquidación and procedimiento concursal;

(d)	a “receiver”, “administrative receiver”, “administrator” or the like includes, without limitation, administración concursal or a liquidador or any other person performing the same function;

(e)	a “composition”, “compromise”, “assignment” or “arrangement” with any creditor includes, without limitation, the execution of a convenio de acreedores within the context of a concurso or any agreement under Title II or Title III of the Second Book of the Spanish Insolvency Act;

(f)	a “matured obligation” includes, without limitation, any importe or crédito vencido, líquido y exigible;

(g)	“trustee”, “fiduciary” and “fiduciary duty” has in each case the meaning given to such term under any applicable law;

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(h)	“set-off” would include to the extent legally possible the rights to compensate under Spanish Royal Decree 5/2005;

(i)	a “security” includes any mortgage (hipoteca), pledge (prenda) (with or without transfer of possession), financial collateral agreement (garantía financiera pignoraticia) and, in general, any in rem security right governed by Spanish law;

(j)	a “guarantee” includes any accessory personal guarantee (fianza), performance bond (aval), joint and several guarantee (garantía solidaria) and first demand guarantee (garantía a primer requerimiento); and

(k)	“wilful misconduct” means dolo.

1.9	Contractual Recognition of Bail-In

Notwithstanding any other term of any Debt Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Debt Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Debt Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

1.10	ABL Intercreditor Agreement

If there is a conflict between this Agreement and the ABL Intercreditor Agreement then, to the extent permitted by law, the provisions of the ABL Intercreditor Agreement will take priority over the provisions of this Agreement other than: (a) in respect of any matter pertaining solely to the respective rights or obligations of the Senior Secured Creditors (or any of them), on the one hand, and the Super Senior Creditors (or any of them), on the other hand; or (b) to the extent the ABL Intercreditor Agreement expressly provides to the contrary, and in each such case the provisions of this Agreement will, to the extent permitted by law, take priority over the provisions of the ABL Intercreditor Agreement.

2	Ranking and Priority

2.1	Primary Creditor Liabilities

Each of the Parties agrees that the Liabilities owed by the Debtors to the Primary Creditors shall rank in right and priority of payment pari passu and without any preference between them.

2.2	Transaction Security

Each of the Parties agrees that the Transaction Security shall rank and secure the following Senior Secured Liabilities and Super Senior Liabilities (subject to the terms of this Agreement) pari passu and without any preference between them (but only to the extent that such Transaction Security is expressed to secure those Liabilities).

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2.3	Subordinated and Intra-Group Liabilities

(a)	Each of the Parties agrees that the Subordinated Liabilities and the Intra-Group Liabilities are postponed and subordinated to the Liabilities owed by the Debtors to the Primary Creditors.

(b)	This Agreement does not purport to rank any of the Subordinated Liabilities and the Intra-Group Liabilities as between themselves.

2.4	Creditor Representative Amounts

Subject to Clause 17 (Application of Proceeds) where applicable, nothing in this Agreement will prevent payment by the Parent or any other Debtor of the Creditor Representative Amounts or the receipt and retention of such Creditor Representative Amounts by the relevant Creditor Representative(s).

2.5	Anti-Layering

(a)	Until the Senior Secured Debt Discharge Date, no Debtor shall, without the prior consent of the Majority Senior Secured Creditors, issue or allow to remain outstanding any Liabilities that:

(i)	are secured or expressed to be secured by Transaction Security on a basis junior to any of the Super Senior Liabilities but senior to the Senior Secured Debt Liabilities;

(ii)	are expressed to rank or rank so that they are subordinated to any of the Super Senior Liabilities but are senior to the Senior Secured Debt Liabilities; or

(iii)	are contractually subordinated in right of payment to any of the Super Senior Liabilities and senior in right of payment to the Senior Secured Debt Liabilities.

(b)	Paragraph (a) above shall not prevent:

(i)	subordination arising by operation of law; or

(ii)	a Debtor (or any other member of the Group) from incurring additional Super Senior Liabilities in accordance with the terms of the Super Senior Debt Documents which are expressed to be secured by the Transaction Security and rank on a pari passu basis to the other Super Senior Liabilities and are not contractually subordinated in right of payment to any of the Super Senior Liabilities.

2.6	Additional indebtedness

The Creditors acknowledge and agree that the Debtors (or any of them) shall, at any time, be permitted, subject to Clause 2.5 (Anti-Layering) and Clause 19 (New Debt Financings), to:

(a)	incur or have incurred Borrowing Liabilities and/or Guarantee Liabilities in respect of any indebtedness or any facility; and/or

(b)	refinance, replace or otherwise restructure (in whole or in part) Borrowing Liabilities and/or Guarantee Liabilities (or any other liabilities and obligations subject to the terms of this Agreement from time to time) with the proceeds of New Debt Financings,

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provided in each case that the incurrence of the relevant Borrowing Liabilities and/or Guarantee Liabilities, and the ranking thereof, is not prohibited by the Primary Debt Documents.

3	SUPER SENIOR CREDITORS AND SUPER SENIOR LIABILITIES

3.1	Payment of Super Senior Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments of the Super Senior Liabilities at any time in accordance with, and subject to the provisions of, the relevant Super Senior Debt Documents.

(b)	Following the occurrence of an Acceleration Event, no member of the Group may make Payments of the Super Senior Liabilities except from Enforcement Proceeds distributed in accordance with Clause 17 (Application of Proceeds), provided that:

(i)	any Payment prohibited by this paragraph (b) will remain owing by the relevant Debtor;

(ii)	any failure to make a Payment as a result of this paragraph (b) shall not prevent the occurrence of a Default or an Event of Default under the relevant Super Senior Debt Document as a consequence of that failure to make a Payment; and

(iii)	this paragraph (b) shall not prevent any distribution or dividend out of any Debtor's unsecured assets (pro rata to each unsecured creditor's claim) made by a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer appointed in respect of any Debtor or any of its assets.

3.2	Security: Super Senior Creditors

Other than as set out in Clause 3.6 (Security: Ancillary Lenders and Issuing Banks), the Super Senior Creditors may take, accept or receive the benefit of:

(a)	any Security in respect of the Super Senior Liabilities from any member of the Group in addition to the Common Transaction Security which (except for any Security permitted under Clause 3.6 (Security: Ancillary Lenders and Issuing Banks)) to the extent legally possible and subject to any Agreed Security Principles is, at the same time, also offered either:

(i)	to the Security Agent as trustee or (where the Security Agent may not hold the relevant Security as trustee under applicable law) as agent for the other Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee or (where the Security Agent may not hold the relevant Security as trustee under applicable law) as agent for the Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

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(b)	any guarantee, indemnity or other assurance against loss in respect of the Super Senior Liabilities from any member of the Group in addition to those in:

(i)	the original form of any Super Senior Note Indenture or Super Senior Facility Agreement;

(ii)	this Agreement; or

(iii)	any Common Assurance,

if (except for any guarantee, indemnity or other assurance against loss permitted under Clause 3.6 (Security: Ancillary Lenders and Issuing Banks)) and to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered to the other Secured Parties in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority).

3.3	Restriction on Enforcement: Super Senior Creditors

Subject to Clause 3.4 (Permitted Enforcement: Super Senior Creditors) and without prejudice to each Super Senior Creditor's rights under Clauses 13.3 (Enforcement Instructions) and Clause 13.4 (Manner of enforcement), no Super Senior Creditor shall be entitled to take any Enforcement Action in respect of any of the Super Senior Liabilities prior to the Senior Secured Discharge Date.

3.4	Permitted Enforcement: Super Senior Creditors

(a)	Each Super Senior Creditor may take Enforcement Action which would be available to it but for Clause 3.3 (Restriction on Enforcement: Super Senior Creditors) in respect of any of the Super Senior Liabilities:

(i)	if at the same time as, or prior to, that action:

(A)	an Acceleration Event has occurred in respect of the Senior Secured Liabilities in which case each Super Senior Creditor may take the same Enforcement Action (but in respect of the Super Senior Liabilities) as has been taken by the Senior Secured Creditors in respect of that Acceleration Event;

(B)	a Super Senior Step-In Event has occurred; or

(C)	the Majority Senior Secured Creditors have given their prior consent; or

(ii)	to the extent that the Transaction Security Documents require that such Enforcement Action be taken to allow the Security Agent to take any action in accordance with Enforcement Instructions given by the Majority Super Senior Creditors in circumstances where the Security Agent is required to act in accordance with those Enforcement Instructions pursuant to paragraph (c)(ii)(B) of Clause 13.2 (Instructions to enforce).

(b)	After the occurrence of an Insolvency Event in relation to any member of the Group, each Super Senior Creditor shall be entitled to exercise any right they may otherwise have against that member of the Group to:

(i)	accelerate any of that member of the Group's Super Senior Liabilities or declare them prematurely due and payable or payable on demand;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Super Senior Liabilities;

(iii)	exercise any right of set-off or take or receive any Payment in respect of any Super Senior Liabilities of that member of the Group; or

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(iv)	claim and prove in any insolvency process of that member of the Group for the Super Senior Liabilities owing to it.

3.5	Super Senior Step-In Events

(a)	Each of the events or circumstances set out in this Clause 3.5 is a Super Senior Step-In Event.

(b)	No Super Senior Cash Discharge: The Enforcement Realisation Period relating to a Super Senior Event of Default has elapsed and, as at the end of that Enforcement Realisation Period:

(i)	that Super Senior Event of Default is continuing;

(ii)	no Super Senior Cash Discharge has occurred; and

(iii)	no Senior Secured Creditor has entered into a Super Senior Liabilities Transfer.

(c)	Majority Senior Secured Creditors consent: The Majority Senior Secured Creditors give consent to each Super Senior Creditor taking Enforcement Action and to the Majority Super Senior Creditors constituting the Instructing Group.

3.6	Security: Ancillary Lenders and Issuing Banks

No Ancillary Lender or Issuing Bank will, unless the prior consent of the Instructing Group is obtained, take, accept or receive from any member of the Group the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities owed to it other than:

(a)	the Common Transaction Security;

(b)	each guarantee, indemnity or other assurance against loss contained in:

(i)	the original form of any Facility Agreement;

(ii)	this Agreement; or

(iii)	any Common Assurance;

(c)	indemnities and assurances against loss contained in the Ancillary Documents no greater in extent than any of those referred to in paragraph (b) above;

(d)	any Cash Cover permitted under the Senior Secured Debt Documents and the Super Senior Debt Documents relating to any Ancillary Facility or for any Letter of Credit issued by the Issuing Bank;

(e)	the indemnities contained in an ISDA Master Agreement (in the case of a Hedging Ancillary Document which is based on an ISDA Master Agreement) or any indemnities which are similar in meaning and effect to those indemnities (in the case of a Hedging Ancillary Document which is not based on an ISDA Master Agreement); or

(f)	any Security, guarantee, indemnity or other assurance against loss giving effect to, or arising as a result of the effect of, any netting or set-off arrangement relating to the Ancillary Facilities for the purpose of netting debit and credit balances arising under the Ancillary Facilities.

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3.7	Restriction on Enforcement: Ancillary Lenders and Issuing Banks

Subject to Clause 3.8 (Permitted Enforcement: Ancillary Lenders and Issuing Banks), so long as any of the Senior Secured Debt Liabilities or Super Senior Liabilities (other than any Liabilities owed to the Ancillary Lenders or Issuing Banks) are or may be outstanding, none of the Ancillary Lenders nor the Issuing Banks shall be entitled to take any Enforcement Action in respect of any of the Liabilities owed to it.

3.8	Permitted Enforcement: Ancillary Lenders and Issuing Banks

(a)	Each Ancillary Lender and Issuing Bank may take Enforcement Action which would be available to it but for Clause 3.7 (Restriction on Enforcement: Ancillary Lenders and Issuing Banks) if:

(i)	in the case of such Enforcement Action taken in respect of Senior Secured Debt Liabilities:

(A)	at the same time as, or prior to, that action, Enforcement Action has been taken in respect of the Senior Secured Debt Liabilities (excluding the Liabilities owing to Ancillary Lenders and the Issuing Banks), in which case the Ancillary Lenders and the Issuing Banks may take the same Enforcement Action as has been taken in respect of those Liabilities;

(B)	that Enforcement Action is taken in respect of Cash Cover which has been provided in accordance with any Facility Agreement;

(C)	at the same time as or prior to, that action, the consent of the Required Senior Secured Creditors is obtained; or

(D)	an Insolvency Event has occurred in relation to any member of the Group, in which case after the occurrence of that Insolvency Event, each Ancillary Lender and each Issuing Bank shall be entitled (if it has not already done so) to exercise any right it may otherwise have in respect of that member of the Group to:

(1)	accelerate any of that member of the Group’s Senior Secured Debt Liabilities or declare them prematurely due and payable on demand;

(2)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Senior Secured Debt Liabilities;

(3)	exercise any right of set-off or take or receive any Payment in respect of any Senior Secured Debt Liabilities of that member of the Group; or

(4)	claim and prove in any insolvency process of that member of the Group for the Senior Secured Debt Liabilities owing to it; or

(ii)	in the case of such Enforcement Action taken in respect of Super Senior Liabilities, the Super Senior:

(A)	at the same time as, or prior to, that action, Enforcement Action has been taken in respect of the Super Senior Liabilities (excluding the Liabilities owing to Ancillary Lenders and the Issuing Banks), in which case the Ancillary Lenders and the Issuing Banks may take the same Enforcement Action as has been taken in respect of those Liabilities;

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(B)	that Enforcement Action is taken in respect of Cash Cover which has been provided in accordance with any Facility Agreement;

(C)	at the same time as or prior to, that action, the consent of the Instructing Group is obtained; or

(D)	an Insolvency Event has occurred in relation to any member of the Group, in which case after the occurrence of that Insolvency Event, each Ancillary Lender and each Issuing Bank shall be entitled (if it has not already done so) to exercise any right it may otherwise have in respect of that member of the Group to:

(1)	accelerate any of that member of the Group’s Super Senior Liabilities or declare them prematurely due and payable on demand;

(2)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Super Senior Liabilities;

(3)	exercise any right of set-off or take or receive any Payment in respect of any Super Senior Liabilities of that member of the Group; or

(4)	claim and prove in any insolvency process of that member of the Group for the Super Senior Liabilities owing to it.

(b)	Clause 3.7 (Restriction on Enforcement: Ancillary Lenders and Issuing Banks) shall not restrict any right of an Ancillary Lender:

(i)	to demand repayment or prepayment of any of the Liabilities owed to it prior to the expiry date of the relevant Ancillary Facility; or

(ii)	to net or set off in relation to a Multi-account Overdraft,

in accordance with the terms of the relevant Facility Agreement and to the extent that the demand is required to reduce, or the netting or set-off represents a reduction from, the Permitted Gross Outstandings of that Multi-account Overdraft to or towards an amount equal to its Designated Net Amount.

4	SENIOR SECURED DEBT CREDITORS AND SENIOR SECURED DEBT LIABILITIES

4.1	Payment of Senior Secured Debt Liabilities

(a)	Subject to paragraph (b) below, and without prejudice to any restrictions contained in the Super Senior Debt Documents, the Debtors may make Payments of the Senior Secured Liabilities at any time in accordance with, and subject to the provisions of, the Senior Secured Debt Documents.

(b)	Following the occurrence of an Acceleration Event (until the occurrence of the Super Senior Discharge Date), no member of the Group may make Payments of the Senior Secured Liabilities except from Enforcement Proceeds distributed in accordance with Clause 17 (Application of Proceeds), provided that:

(i)	any Payment prohibited by this paragraph (b) will remain owing by the relevant Debtor;

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(ii)	any failure to make a Payment as a result of this paragraph (b) shall not prevent the occurrence of a Default or an Event of Default under the relevant Senior Secured Debt Document as a consequence of that failure to make a Payment; and

(iii)	this paragraph (b) shall not prevent any distribution or dividend out of any Debtor's unsecured assets (pro rata to each unsecured creditor's claim) made by a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer appointed in respect of any Debtor or any of its assets.

4.2	Security: Senior Secured Creditors

The Senior Secured Creditors may take, accept or receive the benefit of:

(a)	any Security in respect of the Senior Secured Debt Liabilities from any member of the Group in addition to the Common Transaction Security which to the extent legally possible is, at the same time, also offered either:

(i)	to the Security Agent as trustee or (where the Security Agent may not hold the relevant Security as trustee under applicable law) as agent for the other Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee or (where the Security Agent may not hold the relevant Security as trustee under applicable law) as agent for the Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss in respect of the Senior Secured Liabilities from any member of the Group in addition to those in:

(i)	the original form of any Senior Secured Note Indenture or Senior Secured Facility Agreement; or

(ii)	this Agreement; or

(iii)	any Common Assurance,

if and to the extent legally possible at the same time it also offered to the other Secured Parties in respect of their respective Liabilities and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority).

5	HEDGE COUNTERPARTIES AND HEDGING LIABILITIES

5.1	Identity of Hedge Counterparties

(a)	Subject to paragraph (b) below, no entity providing hedging arrangements to any Debtor shall be entitled to share in any of the Transaction Security or in the benefit of any guarantee or indemnity in respect of any of the liabilities and obligations arising in relation to those hedging arrangements nor shall those liabilities and obligations be treated as Hedging Liabilities unless that entity is or becomes a Party as a Hedge Counterparty.

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(b)	Paragraph (a) above shall not apply to a Hedging Ancillary Lender.

5.2	Restriction on Payments: Hedging Liabilities

The Debtors shall not, and shall procure that no other member of the Group will, make any Payment of the Hedging Liabilities at any time unless:

(a)	that Payment is permitted under Clause 5.3 (Permitted Payments: Hedging Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 5.9 (Permitted Enforcement: Hedge Counterparties),

provided that, following the occurrence of an Acceleration Event, no member of the Group may make Payments of the Hedging Liabilities except from Recoveries distributed in accordance with Clause 17 (Application of Proceeds), other than any distribution or dividend out of any Debtor’s unsecured assets (pro rata to each unsecured creditor’s claim) made by a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer appointed in respect of any Debtor or any of its assets.

5.3	Permitted Payments: Hedging Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments to any Hedge Counterparty in respect of the Hedging Liabilities then due to that Hedge Counterparty under any Hedging Agreement in accordance with the terms of that Hedging Agreement:

(i)	if the Payment is a scheduled Payment arising under the relevant Hedging Agreement;

(ii)	to the extent that the relevant Debtor’s obligation to make the Payment arises as a result of the operation of:

(A)	any of sections 2(d) (Deduction or Withholding for Tax), 2(e) (Default Interest; Other Amounts), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments) and 11 (Expenses) of the 1992 ISDA Master Agreement (if the Hedging Agreement is based on a 1992 ISDA Master Agreement);

(B)	any of sections 2(d) (Deduction or Withholding for Tax), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments), 9(h)(i) (Prior to Early Termination) and 11 (Expenses) of the 2002 ISDA Master Agreement (if the Hedging Agreement is based on a 2002 ISDA Master Agreement); or

(C)	any provision of a Hedging Agreement which is similar in meaning and effect to any provision listed in paragraphs (A) or (B) above (if the Hedging Agreement is not based on an ISDA Master Agreement);

(iii)	to the extent that the relevant Debtor’s obligation to make the Payment arises from a Non-Credit Related Close-Out;

(iv)	to the extent that:

(A)	the relevant Debtor’s obligation to make the Payment arises from:

(1)	a Credit Related Close-Out in relation to that Hedging Agreement; or

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(2)	a Permitted Automatic Early Termination under that Hedging Agreement which arises as a result of an event relating to a Debtor; and

(B)	no Default is continuing at the time of that Payment or would result from that Payment;

(v)	to the extent that no Default is continuing or would result from that Payment and the relevant Debtor’s obligation to make the Payment arises as a result of a close-out or termination arising as a result of:

(A)	section 5(a)(vii) (Bankruptcy) of the 1992 ISDA Master Agreement (if the relevant Hedging Agreement is based on a 1992 ISDA Master Agreement) and the Event of Default (as defined in the relevant Hedging Agreement) has occurred with respect to the relevant Hedge Counterparty;

(B)	section 5(a)(vii) (Bankruptcy) of the 2002 ISDA Master Agreement (if the relevant Hedging Agreement is based on a 2002 ISDA Master Agreement) and the Event of Default (as defined in the relevant Hedging Agreement) has occurred with respect to the relevant Hedge Counterparty;

(C)	any provision of a Hedging Agreement which is similar in meaning and effect to any provision listed in paragraphs (A) or (B) above (if the Hedging Agreement is not based on an ISDA Master Agreement) and the equivalent event of default has occurred with respect to the relevant Hedge Counterparty; or

(D)	the relevant Debtor terminating or closing-out the relevant Hedging Agreement as a result of a Hedging Force Majeure and the Termination Event (as defined in the relevant Hedging Agreement in the case of a Hedging Agreement based on an ISDA Master Agreement) or the equivalent termination event (in the case of a Hedging Agreement not based on an ISDA Master Agreement) has occurred with respect to the relevant Hedge Counterparty; or

(vi)	if the Required Super Senior Creditors and the Required Senior Secured Creditors give prior consent to the Payment being made.

(b)	No Payment may be made to a Hedge Counterparty under paragraph (a) above if any scheduled Payment due from that Hedge Counterparty to a Debtor under a Hedging Agreement to which they are both party is due and unpaid unless the prior consent of the Required Super Senior Creditors and the Required Senior Secured Creditors is obtained.

(c)	Failure by a Debtor to make a Payment to a Hedge Counterparty which results solely from the operation of paragraph (b) above shall, without prejudice to Clause 5.4 (Payment obligations continue), not result in a default (however described) in respect of that Debtor under that Hedging Agreement.

5.4	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 5.2 (Restriction on Payments: Hedging Liabilities) and 5.3 (Permitted Payments: Hedging Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

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5.5	No acquisition of Hedging Liabilities

The Debtors shall not, and shall procure that no other member of the Group will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Hedging Liabilities, unless the prior consent of the Required Super Senior Creditors and the Required Senior Secured Creditors is obtained.

5.6	Amendments and Waivers: Hedging Agreements

(a)	Subject to paragraph (b) below, the Hedge Counterparties may not, at any time, amend or waive any term of the Hedging Agreements.

(b)	A Hedge Counterparty may amend or waive any term of a Hedging Agreement in accordance with the terms of that Hedging Agreement if the amendment or waiver does not breach another term of this Agreement.

5.7	Security: Hedge Counterparties

The Hedge Counterparties may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Hedging Liabilities other than:

(a)	the Common Transaction Security;

(b)	any guarantee, indemnity or other assurance against loss contained in:

(i)	the original form of Schedule 4 (Hedge Counterparties’ Guarantee and Indemnity);

(ii)	this Agreement (other than Schedule 4 (Hedge Counterparties’ Guarantee and Indemnity));

(iii)	any Common Assurance; or

(iv)	the relevant Hedging Agreement no greater in extent than any of those referred to in paragraphs (i) to (iii) above;

(c)	as otherwise contemplated by Clauses 3.2 (Security: Super Senior Creditors) and 4.2 (Security: Senior Secured Creditors); and

(d)	the indemnities contained in the ISDA Master Agreements (in the case of a Hedging Agreement which is based on an ISDA Master Agreement) or any indemnities which are similar in meaning and effect to those indemnities (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement).

5.8	Restriction on Enforcement: Hedge Counterparties

Subject to Clause 5.9 (Permitted Enforcement: Hedge Counterparties) and Clause 5.10 (Required Enforcement: Hedge Counterparties) and without prejudice to each Hedge Counterparty’s rights under Clauses 13.3 (Enforcement Instructions) and 13.4 (Manner of enforcement), the Hedge Counterparties shall not take any Enforcement Action in respect of any of the Hedging Liabilities or any of the hedging transactions under any of the Hedging Agreements at any time.

5.9	Permitted Enforcement: Hedge Counterparties

(a)	To the extent it is able to do so under the relevant Hedging Agreement, a Hedge Counterparty may terminate or close-out in whole or in part any hedging transaction under that Hedging Agreement prior to its stated maturity:

Non-Credit Related Close-Outs

(i)	if, prior to a Distress Event, the Parent has certified to that Hedge Counterparty that that termination or close-out would not result in a breach of any term of a Primary Financing Document; or

(ii)	if a Hedging Force Majeure has occurred in respect of that Hedging Agreement;

Credit Related Close-Outs

(iii)	if a Distress Event has occurred;

(iv)	an Insolvency Event has occurred in relation to a Debtor which is party to that Hedging Agreement; or

(v)	if the Instructing Group give prior consent to that termination or close-out being made.

(b)	If a Debtor has defaulted on any Payment due under a Hedging Agreement (after allowing any applicable notice or grace periods) and the default has continued unwaived for more than ten (10) days after notice of that default has been given to the Security Agent pursuant to paragraph (f) of Clause 25.3 (Notification of prescribed events), the relevant Hedge Counterparty:

(i)	may, to the extent it is able to do so under the relevant Hedging Agreement, terminate or close-out in whole or in part any hedging transaction under that Hedging Agreement; and

(ii)	until such time as the Security Agent has given notice to that Hedge Counterparty that the Transaction Security is being enforced (or that any formal steps are being taken to enforce the Transaction Security), shall be entitled to exercise any right it might otherwise have to sue for, commence or join legal or arbitration proceedings against any Debtor to recover any Hedging Liabilities due under that Hedging Agreement.

(c)	After the occurrence of an Insolvency Event in relation to any member of the Group, each Hedge Counterparty shall be entitled to exercise any right it may otherwise have in respect of that member of the Group to:

(i)	prematurely close-out or terminate any Hedging Liabilities of that member of the Group;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Hedging Liabilities;

(iii)	exercise any right of set-off or take or receive any Payment in respect of any Hedging Liabilities of that member of the Group; or

(iv)	claim and prove in any insolvency process of that member of the Group for the Hedging Liabilities owing to it.

5.10	Required Enforcement: Hedge Counterparties

(a)	Subject to paragraph (b) below, a Hedge Counterparty shall promptly terminate or close-out in full any hedging transaction under all or any of the Hedging Agreements to which it is party prior to their stated maturity, following:

(i)	the occurrence of an Acceleration Event and delivery to it of a notice from the Security Agent that that Acceleration Event has occurred; and

(ii)	delivery to it of a subsequent notice from the Security Agent (acting on the instructions of the Instructing Group) instructing it to do so.

(b)	Paragraph (a) above shall not apply to the extent that that Acceleration Event occurred as a result of an arrangement made between any Debtor and any Primary Creditor with the purpose of bringing about that Acceleration Event.

(c)	If a Hedge Counterparty is entitled to terminate or close-out any hedging transaction under paragraph (b) of Clause 5.9 (Permitted Enforcement: Hedge Counterparties) (or would have been able to if that Hedge Counterparty had given the notice referred to in that paragraph) but has not terminated or closed out each such hedging transaction, that Hedge Counterparty shall promptly terminate or close-out in full each such hedging transaction following a request to do so by the Security Agent (acting on the instructions of the Instructing Group).

5.11	Treatment of Payments due to Debtors on termination of hedging transactions

(a)	If, on termination of any hedging transaction under any Hedging Agreement occurring after a Distress Event, a settlement amount or other amount (following the application of any Close-Out Netting, Payment Netting or Inter-Hedging Agreement Netting in respect of that Hedging Agreement) falls due from a Hedge Counterparty to the relevant Debtor then that amount shall be paid by that Hedge Counterparty to the Security Agent, treated as the proceeds of enforcement of the Transaction Security and applied in accordance with the terms of this Agreement.

(b)	The payment of that amount by the Hedge Counterparty to the Security Agent in accordance with paragraph (a) above shall discharge the Hedge Counterparty’s obligation to pay that amount to that Debtor.

5.12	Terms of Hedging Agreements

The Hedge Counterparties (to the extent party to the Hedging Agreement in question) and the Debtors party to the Hedging Agreements shall ensure that, at all times:

(a)	each Hedging Agreement documents only hedging arrangements entered into for the purpose of hedging the types of liabilities described in the definition of “Hedging Agreement” and that no other hedging arrangements are carried out under or pursuant to a Hedging Agreement;

(b)	each Hedging Agreement is based either:

(i)	on an ISDA Master Agreement; or

(ii)	on another framework agreement which is similar in effect to an ISDA Master Agreement;

(c)	in the event of a termination of the hedging transaction entered into under a Hedging Agreement, whether as a result of:

(i)	a Termination Event or an Event of Default, each as defined in the relevant Hedging Agreement (in the case of a Hedging Agreement which is based on an ISDA Master Agreement); or

(ii)	an event similar in meaning and effect to either of those described in paragraph (i) above (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement),

that Hedging Agreement will:

(A)	if it is based on a 1992 ISDA Master Agreement, provide for payments under the “Second Method” and will make no material amendment to section 6(e) (Payments on Early Termination) of the ISDA Master Agreement;

(B)	if it is based on a 2002 ISDA Master Agreement, make no material amendment to section 6(e) (Payments on Early Termination) of the ISDA Master Agreement; or

(C)	if it is not based on an ISDA Master Agreement, provide for any other method the effect of which is that the party to which that event is referable will be entitled to receive payment under the relevant termination provisions if the net replacement value of all terminated transactions entered into under that Hedging Agreement is in its favour;

(d)	each Hedging Agreement will not provide for Automatic Early Termination other than to the extent that:

(i)	the provision of Automatic Early Termination is consistent with practice in the relevant derivatives market, taking into account the legal status and jurisdiction of incorporation of the parties to that Hedging Agreement; and

(ii)	that Automatic Early Termination is:

(A)	as provided for in section 6(a) (Right to Terminate following Event of Default) of the 1992 ISDA Master Agreement (if the Hedging Agreement is based on a 1992 ISDA Master Agreement);

(B)	as provided for in section 6(a) (Right to Terminate Following Event of Default) of the 2002 ISDA Master Agreement (if the Hedging Agreement is based on a 2002 ISDA Master Agreement); or

(C)	similar in effect to that described in paragraphs (A) or (B) above (if the Hedging Agreement is not based on an ISDA Master Agreement); and

(e)	each Hedging Agreement will provide that the relevant Hedge Counterparty will be entitled to designate an Early Termination Date or otherwise be able to terminate each transaction under such Hedging Agreement if so required pursuant to Clause 5.10 (Required Enforcement: Hedge Counterparties).

5.13	Hedge Counterparties’ Guarantee and Indemnity

Each Debtor agrees that it will be bound by the obligations set out in Schedule 4 (Hedge Counterparties’ Guarantee and Indemnity).

6	OPTION TO PURCHASE

6.1	Option to purchase: Senior Secured Creditors

(a)	Some or all of the Senior Secured Noteholders and Senior Secured Lenders (the “Purchasing Secured Creditors”) may after a Distress Event, after having given all Senior Secured Noteholders and Senior Secured Lenders the opportunity to participate in such purchase, by giving not less than ten days’ notice to the Security Agent, require the transfer to them (or to a nominee or nominees), in accordance with Clause 22.4 (Change of Lender), of all, but not part, of the rights, benefits and obligations in respect of the Super Senior Liabilities if:

(i)	that transfer is lawful and, subject to paragraph (ii) below, otherwise permitted by the terms of the relevant Super Senior Debt Document;

(ii)	any conditions relating to such a transfer contained in the relevant Super Senior Debt Document are complied with, other than:

(A)	any requirement to obtain the consent of, or consult with, any Debtor or other member of the Group relating to such transfer, which consent or consultation shall not be required; and

(B)	to the extent to which the Purchasing Secured Creditors provide cash cover for any Letter of Credit, the consent of the relevant Issuing Bank relating to such transfer;

(iii)	the relevant Creditor Representative, on behalf of the Super Senior Creditors, is paid an amount by the Purchasing Secured Creditors equal to the aggregate of:

(A)	any amounts provided as cash cover by the Purchasing Secured Creditors for any Letter of Credit (as envisaged in paragraph (ii)(B) above);

(B)	all of the Super Senior Liabilities at that time (whether or not due), including all amounts that would have been payable under the Super Senior Debt Documents if the Super Senior Liabilities were being prepaid by the relevant Debtors on the date of that payment; and

(C)	all costs and expenses (including legal fees) incurred by the relevant Creditor Representative and/or the Super Senior Creditors as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer the Super Senior Creditors have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(v)	an indemnity is provided from the Purchasing Secured Creditors (or from another third party acceptable to all the Super Senior Creditors) in a form satisfactory to each Super Senior Creditor in respect of all losses which may be sustained or incurred by any Super Senior Creditor in consequence of any sum received or recovered by any Super Senior Creditor from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Super Senior Creditor for any reason; and

(vi)	the transfer is made without recourse to, or representation or warranty from, the Super Senior Creditors, except that each Super Senior Creditor shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	The Creditor Representatives in respect of the Super Senior Creditors shall, at the request of the Purchasing Secured Creditors notify the Senior Secured Noteholders and Senior Secured Lenders of:

(i)	the sum of the amounts described in paragraphs (a)(iii)(B) and (C) above; and

(ii)	the amount of each Letter of Credit for which cash cover is to be provided by all the Purchasing Secured Creditors.

(c)	If more than one Purchasing Secured Creditor wishes to exercise the option to purchase the Super Senior Liabilities in accordance with paragraph (a) above, each such Purchasing Secured Creditor shall:

(i)	acquire the Super Senior Liabilities pro rata, in the proportion that its Senior Secured Credit Participation bears to the aggregate Senior Secured Credit Participations of all the Purchasing Secured Creditors; and

(ii)	inform the Senior Secured Note Trustee in accordance with the terms of the Senior Secured Note Indenture or the relevant Creditor Representative(s) in accordance with the terms of the relevant Senior Secured Debt Documents, who will determine (consulting with each other as required) the appropriate share of the Super Senior Liabilities to be acquired by each such Purchasing Secured Creditor and who shall inform each such Purchasing Secured Creditor accordingly, and the Senior Secured Note Trustee or the relevant Creditor Representative(s) (as applicable) shall promptly inform the Creditor Representatives of the Super Senior Creditors of the Purchasing Secured Creditors intention to exercise the option to purchase the Super Senior Liabilities.

7	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES

7.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, the Debtors shall not, and shall procure that no other member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 7.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 7.8 (Permitted Enforcement: Intra-Group Lenders).

7.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraphs (b) and (c) below, the Debtors may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time when due.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if, at the time of the Payment, an Acceleration Event has occurred unless:

(i)	the Instructing Group consents to that Payment being made; or

(ii)	that Payment is made to facilitate the making of a Permitted Super Senior Debt Payment, a Permitted Hedge Payment or a Permitted Senior Secured Debt Payment.

(c)	No payment of principal may be made in respect of the Structural Intra-Group Liabilities by a French Debtor thereunder pursuant to paragraph (a) above unless such payment is made to facilitate the making of a payment under any Primary Debt Document, where the proceeds of the relevant financing documented thereunder were on-lent, directly or indirectly, to such French Debtor under such Structural Intra-Group Liabilities.

(d)	Notwithstanding any other provision of this Agreement, Structural Intra-Group Liabilities may be cancelled, forgiven or otherwise repaid, released or discharged upon:

(i)	a sale or other disposition (including by way of consolidation or merger) of the relevant debtor in respect of such Structural Intra-Group Liabilities (whether by direct sale or sale of a holding company), if the sale or other disposition does not violate the Primary Debt Documents and the relevant debtor ceases to be a Restricted Subsidiary as a result of the sale or other disposition;

(ii)	the sale or disposition of all or substantially all the assets of the relevant debtor in respect of such Structural Intra-Group Liabilities (other than to the Parent or any of its Subsidiaries), if the sale or other disposition does not violate the Primary Debt Documents;

(iii)	as a result of any merger or consolidation transaction if the merger or consolidation does not violate the Primary Debt Documents; and

(iv)	to the extent such cancellation, forgiveness, repayment, release or discharge, whether by capitalization or otherwise, is necessary to comply with applicable tax regulations regarding the deductibility of interest expense (as determined in good faith by senior management of the Parent).

7.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 7.1 (Restriction on Payment: Intra-Group Liabilities) and 7.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

7.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraph (b) below, each Debtor may, and may permit any other member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of a Primary Financing Document; or

(ii)	at the time of that action, an Acceleration Event has occurred.

(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	the Instructing Group consents to that action; or

(ii)	that action is taken to facilitate the making of a Permitted Super Senior Debt Payment, a Permitted Hedge Payment or a Permitted Senior Secured Debt Payment.

7.5	Security: Intra-Group Lenders

Prior to the Final Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities unless:

(a)	that Security, guarantee, indemnity or other assurance against loss is expressly permitted by the Primary Financing Documents; or

(b)	the prior consent of the Required Super Senior Creditors and the Required Senior Secured Creditors is obtained.

7.6	Amendments and Waivers: Structural Intra-Group Liabilities

(a)	The Structural Intra-Group Liabilities Lenders shall not sell, factor, discount, transfer, assign or otherwise dispose of any of its right, title or interest in or to the Structural Intra-Group Liabilities.

(b)	In addition, the Structural Intra-Group Liabilities Lenders shall not amend or modify the acceleration rights they have in connection with the Structural Intra-Group Liabilities, amend the Structural Intra-Group Liabilities in a manner which would reduce the principal amount thereof (unless such reduction would constitute a payment permitted under Clause 7.2 (Permitted Payments: Intra-Group Liabilities)), amend the maturity date of the Structural Intra-Group Liabilities, add any scheduled repayment obligations or make any such modifications to the Structural Intra-Group Liabilities which will be prejudicial to the Primary Creditors.

7.7	Restriction on enforcement: Intra-Group Lenders

Subject to Clause 7.8 (Permitted Enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Final Discharge Date.

7.8	Permitted Enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any member of the Group, each Intra-Group Lender may (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 9.5 (Filing of claims)), exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(d)	claim and prove in any insolvency process of that member of the Group for the Intra-Group Liabilities owing to it.

7.9	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Debtor represents and warrants to the Primary Creditors and the Security Agent that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)	the obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Agreement does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

8	SUBORDINATED LIABILITIES

8.1	Restriction on Payment: Subordinated Liabilities

Prior to the Final Discharge Date, neither the Parent nor any other Debtor shall, and the Parent shall procure that no other member of the Group will, make any Payment of the Subordinated Liabilities at any time unless:

(a)	that Payment is permitted under Clause 8.2 (Permitted Payments: ); or

(b)	the taking or receipt of that Payment is permitted under Clause 8.8 (Permitted Enforcement: ).

8.2	Permitted Payments: Subordinated Liabilities

The Parent or any other member of the Group may make Payments in respect of the Subordinated Liabilities then due if:

(a)	the Payment is expressly permitted by the Primary Financing Documents; or

(b)	the Required Super Senior Creditors and the Required Senior Secured Creditors each consent to that Payment being made.

8.3	Payment obligations continue

Neither the Parent nor any other Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 8.1 (Restriction on Payment: ) and 8.2 (Permitted Payments: ) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

8.4	No acquisition of Subordinated Liabilities

Prior to the Final Discharge Date, the Debtors shall not, and shall procure that no other member of the Group will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Subordinated Liabilities, unless the prior consent of the Required Super Senior Creditors and the Required Senior Secured Creditors is obtained.

8.5	Amendments and Waivers: Subordinated Liabilities

Prior to the Final Discharge Date, the Subordinated Creditors may not amend or waive the terms of any agreement evidencing the terms of the Subordinated Liabilities unless:

(a)	the amendment or waiver is of a minor and administrative nature and is not prejudicial to the Primary Creditors; or

(b)	the prior consent of the Required Super Senior Creditors and the Required Senior Secured Creditors is obtained.

8.6	Security: Subordinated Liabilities

Prior to the Final Discharge Date, the Subordinated Creditors may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Subordinated Liabilities other than as expressly permitted by the Primary Financing Documents.

8.7	Restriction on Enforcement: Subordinated Creditors

Subject to Clause 8.8 (Permitted Enforcement: ) the Subordinated Creditors shall not be entitled to take any Enforcement Action in respect of any of the Subordinated Liabilities at any time prior to the Final Discharge Date.

8.8	Permitted Enforcement: Subordinated Creditors

After the occurrence of an Insolvency Event in relation to any member of the Group, each Subordinated Creditor may (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of the relevant Subordinated Creditor in accordance with Clause 9.5 (Filing of claims)), exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Subordinated Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Subordinated Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Subordinated Liabilities of that member of the Group; or

(d)	claim and prove in any insolvency process of that member of the Group for the Subordinated Liabilities owing to it.

8.9	Representations: Subordinated Creditors

Each Subordinated Creditor represents and warrants to the Primary Creditors and the Security Agent that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)	the obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Agreement does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

9	Effect of Insolvency Event

9.1	Cash Cover

This Clause 9 is subject to Clause 17.3 (Treatment of Cash Cover, Lender Cash Collateral) and Clause 21.5 (Turnover obligations).

9.2	Distributions

(a)	After the occurrence of an Insolvency Event in relation to any member of the Group, any Party entitled to receive a distribution out of the assets of that member of the Group (in the case of a Primary Creditor, only to the extent that such amount constitutes Enforcement Proceeds) in respect of Liabilities owed to that Party shall, to the extent it is able to do so, direct the person responsible for the distribution of the assets of that member of the Group to make that distribution to the Security Agent (or to such other person as the Security Agent shall direct) until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Security Agent shall apply distributions made to it under paragraph (a) above in accordance with Clause 17 (Application of Proceeds).

9.3	Set-Off

(a)	Subject to paragraph (b) below, to the extent that any member of the Group’s Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group, any Creditor which benefited from that set-off shall (in the case of a Primary Creditor, only to the extent that such amount constitutes Enforcement Proceeds) pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with Clause 17 (Application of Proceeds).

(b)	Paragraph (a) above shall not apply to:

(i)	any such discharge of the Multi-account Overdraft Liabilities to the extent that the relevant discharge represents a reduction of the Permitted Gross Outstandings of a Multi-account Overdraft to or towards its Designated Net Amount;

(ii)	any Close-Out Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iii)	any Payment Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iv)	any Inter-Hedging Agreement Netting by a Hedge Counterparty; and

(v)	any Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender.

9.4	Non-cash distributions

If the Security Agent or any other Secured Party receives a distribution in a form other than cash in respect of any of the Liabilities, the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

9.5	Filing of claims

Without prejudice to any Ancillary Lender’s right of netting or set-off relating to a Multi-account Overdraft (to the extent that the netting or set-off represents a reduction of the Permitted Gross Outstandings of that Multi-account Overdraft to or towards an amount equal to its Designated Net Amount, after the occurrence of an Insolvency Event in relation to any member of the Group, each Creditor irrevocably authorises the Security Agent, on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against that member of the Group;

(b)	demand, sue, prove and give receipt for any or all of that member of the Group’s Liabilities;

(c)	collect and receive all distributions on, or on account of, any or all of that member of the Group’s Liabilities; and

(d)	file claims, take proceedings and do all other things the Security Agent considers reasonably necessary to recover that member of the Group’s Liabilities.

9.6	Further assurance – Insolvency Event

Each Creditor will:

(a)	do all things that the Security Agent requests in order to give effect to this Clause 9; and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by this Clause 9 or if the Security Agent requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent or grant a power of attorney to the Security Agent (on such terms as the Security Agent may reasonably require) to enable the Security Agent to take such action.

9.7	Security Agent instructions

For the purposes of Clause 9.2 (Distributions), Clause 9.5 (Filing of claims) and Clause 9.6 (Further assurance – Insolvency Event) the Security Agent shall act:

(a)	on the instructions of the Instructing Group; or

(b)	in the absence of any such instructions, as the Security Agent sees fit.

9.8	Payment of the Soulte

(a)	If, following any Relevant Security Enforcement, a Soulte is owed by the Secured Parties to any Debtor, that Debtor agrees that such Soulte shall only become due and payable by the relevant Secured Parties on the Business Day following the Final Discharge Date.

(b)	For the avoidance of doubt, the obligations of each Secured Party to pay its proportionate share of any Soulte are several (conjointes et non solidaires).

10	chapter 11 provisions

10.1	Definitions

In this Clause 10:

“Pay-Over Amount” has the meaning given in paragraph (c) of Clause 10.4 (Adequate protection).

“Post-Petition Interest” means interest, fees, expenses and other charges that, pursuant to the Primary Financing Documents accrue upon the commencement of or continue to accrue after the commencement of any US Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under US Bankruptcy Laws or in any such US Insolvency or Liquidation Proceeding.

“UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“United States” means the United States of America.

“US Bankruptcy Code” means Title 11 of the United States Code, as amended.

“US Bankruptcy Laws” means the US Bankruptcy Code and any other laws of the United States or any State (within the meaning of Section 9-102(a)(76) of the UCC) relating to the liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, administration, rearrangement, judicial management, receivership, insolvency, reorganisation, or similar of any person.

“US DIP Financing” has the meaning given in Clause 10.3 (Financing and sale issues).

“US Insolvency or Liquidation Proceeding” means:

(a)	any case or proceeding commenced by or against any Debtor under the US Bankruptcy Laws or any similar case or proceeding relative to any Debtor in the United States;

(b)	any liquidation, dissolution, judicial management, marshalling of assets or liabilities or other winding up of or relating to any Debtor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c)	any other proceeding in the United States of any type or nature in which substantially all claims of creditors of any Debtor are determined and any payment or distribution is or may be made on account of such claims.

10.2	Separate classification of debt

Each Primary Creditor acknowledges and agrees that the Senior Secured Liabilities are fundamentally different from the Super Senior Liabilities and must be separately classified from each other in any plan of reorganisation, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed, confirmed, or adopted in a US Insolvency or Liquidation Proceeding. Neither Creditor Class will seek in a US Insolvency or Liquidation Proceeding to be treated as part of the same class of creditors as the other Creditor Class and will not object to, oppose or contest (or support directly or indirectly any other person objecting to, opposing or contesting) any pleading filed by a person seeking separate classification of claims as between each Creditor Class or any chapter 11 plan, agreement for composition or other type of plan of arrangement proposed, confirmed or adopted.

To further effectuate the intent of the parties as provided in the immediately preceding paragraph, if it is held or determined by a Court of competent jurisdiction that the claims of the Senior Secured Creditors and the Super Senior Creditors should be treated or classified together in the same class, then each of the parties hereto hereby acknowledges and agrees that all distributions shall be made as if there were separate classes of senior and junior secured claims against the Debtors in respect of the collateral (with the effect being that, to the extent that in the aggregate, the Super Senior Creditors shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing (or that would be owing if there were such separate classes of senior and junior secured claims) in respect of Post-Petition Interest, including any additional interest payable pursuant to the Super Senior Note Documents, arising from or related to a default, whether or not any claim therefor is allowed or allowable as a claim in any US Insolvency or Liquidation Proceeding) before any distribution is made in respect of the claims held by the Senior Secured Creditors, hereby acknowledging and agreeing to turn over to the Super Senior Creditors, the collateral or proceeds thereof otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Senior Secured Creditors.

10.3	Financing and sale issues

If any Debtor is subject to any US Insolvency or Liquidation Proceeding and any Senior Secured Creditor shall desire to consent (or not object) to the sale, use or lease of cash or other collateral or to consent (or not object) to any Debtor obtaining financing under Section 363 or Section 364 of the US Bankruptcy Code (a “US DIP Financing”)), then each other Primary Creditor agrees that it:

(a)	will not raise any objection to, will not support directly or indirectly any objection to or otherwise contest, and will be deemed to have consented to, such sale, use or lease of such cash or other collateral or such US DIP Financing and will not request adequate protection or any other relief in connection therewith, except to the extent permitted by Clause 10.4 (Adequate protection);

(b)	to the extent the Security securing any Senior Secured Liabilities are subordinated to or have the same priority as any Security securing a US DIP Financing, will subordinate (and will be deemed to have subordinated) its Security securing the Primary Liabilities owed to it and any other security or collateral securing the Primary Liabilities owed to it to such US DIP Financing (and all obligations relating thereto) in the manner set out in Clause 2 (Ranking and Priority) and the order of application in Clause 17.1 (Order of application) to any adequate protection granted to the Senior Secured Creditors; and

(c)	shall not provide or offer to provide any US DIP Financing that is or will be secured by a Security senior or pari passu with the Security securing any Senior Secured Liabilities without the prior written consent of the Required Senior Secured Creditors.

10.4	Adequate protection

(a)	Each Primary Creditor agrees not to object to, contest or support directly or indirectly any other person objecting to or contesting, and will be deemed to have consented to:

(i)	any request by any Senior Secured Creditor for adequate protection under any US Bankruptcy Law, including adequate protection with respect to the Senior Secured Creditors’ rights in the form of periodic cash payments or the proceeds of a US DIP Financing; or

(ii)	any objection by any Senior Secured Creditor to any motion, relief, action or proceeding based on any Senior Secured Creditor claiming a lack of adequate protection,

in the event of any US Insolvency or Liquidation Proceeding.

(b)	Notwithstanding paragraph (a) above, if, in any US Insolvency or Liquidation Proceeding:

(i)	the Senior Secured Creditors are granted adequate protection in the form of additional Security on additional or replacement assets and super-priority claims in connection with any US DIP Financing or use of cash collateral under Section 363 or 364 of the US Bankruptcy Code, then each other Primary Creditor, solely to the extent it is a Secured Party, may seek or request adequate protection in the form of additional Security on such additional or replacement assets or a super-priority claim (as applicable); or

(ii)	any Primary Creditor (other than a Senior Secured Creditor) seeks or requests adequate protection and such adequate protection is granted in the form of additional Security on additional or replacement assets or a super-priority claim, then such Primary Creditor agrees that each Senior Secured Creditor shall also be granted additional Security on such additional or replacement assets as security and adequate protection for the Senior Secured Liabilities and any such US DIP Financing and a super-priority claim (as applicable), provided that any Security or super-priority claim granted to a Primary Creditor (other than a Super Senior Creditor) in accordance with this paragraph (b), including any claim arising under Section 507(b) of the US Bankruptcy Code, is subordinated to the Security securing, and claims with respect to, the Super Senior Liabilities, any such US DIP Financing and any other Security or claims granted to the Super Senior Creditors as adequate protection in the manner set out in Clause 2 (Ranking and Priority) and the order of application in Clause 17.1 (Order of application).

Except as otherwise expressly provided herein, no Primary Creditor may seek any adequate protection without the consent of the Required Senior Secured Creditors.

10.5	Post-Petition Interest

None of the Primary Creditors shall oppose or seek to challenge (or support directly or indirectly any person in opposing or seeking to challenge) any claim by any Senior Secured Agent or Senior Secured Creditor for allowance in any US Insolvency or Liquidation Proceeding of Senior Secured Liabilities of Post-Petition Interest under Section 506(b) of the US Bankruptcy Code or otherwise.

10.6	Additional US Bankruptcy Provisions.

(a)	Credit Bidding. Any Primary Creditor may bid for assets secured in favor of such Primary Creditor at any public or private sale thereof; provided, that: (i) no Super Senior Creditor may make a credit bid for such assets and offset Super Senior Liabilities against the purchase price therefor unless the aggregate value of the assets of the Debtors is less than the outstanding amount of Super Senior Liabilities and (ii) no Senior Secured Creditor may make a credit bid for such assets and offset Senior Secured Liabilities against the purchase price therefor unless the net cash proceeds of such bid are otherwise sufficient to cause the Super Senior Discharge Date to occur upon the consummation of such sale.

(b)	Relief from the Automatic Stay. Until the Senior Secured Debt Discharge Date, each Super Senior Creditor agrees that (i) none of them shall seek relief from the automatic stay or any other stay in any US Insolvency or Liquidation Proceeding in respect of the Senior Secured Liabilities, (A) without the prior written consent of the Senior Secured Creditors or (B) unless and to the extent the Senior Secured Creditors have obtained relief from such stay in respect of the Senior Secured Liabilities and (ii) none of them shall oppose any relief from the automatic stay or other stay in any US Insolvency or Liquidation Proceeding sought by the Senior Secured Creditors in respect of the Senior Secured Liabilities.

(c)	Waiver. Each Super Senior Creditor agrees that it shall consent to, and shall not object to, oppose, support any objection, or take any other action to impede, the right of any Senior Secured Creditor to make an election under Section 1111(b)(2) of the US Bankruptcy Code (or similar bankruptcy law). Each Super Senior Creditor waives any claim it may hereafter have against any Senior Secured Creditor arising out of the election of any Senior Secured Creditor of the application of Section 1111(b)(2) of the US Bankruptcy Code (or similar bankruptcy law). Nothing in this Agreement shall restrict the holder of any US DIP Financing from having, or seeking to have, such US DIP Financing repaid, in whole or in part, from the proceeds of the assertion of any claim under Section 506(c) of the US Bankruptcy Code (or any similar provision of any other bankruptcy law).

(d)	No Waiver. Except as otherwise expressly provided in this Agreement, nothing contained herein shall prohibit or in any way limit any Senior Secured Creditor from objecting in any US Insolvency or Liquidation Proceeding to any action taken by any Super Senior Creditor.

(e)	Asset Dispositions. Until the Senior Secured Debt Discharge Date, each Super Senior Creditor agrees that, in the event of any US Insolvency or Liquidation Proceeding, the Super Senior Creditors will not directly or indirectly object or oppose, or support any Person in objecting or opposing, on any basis available to a secured creditor (but not unsecured creditors generally) any motion for the disposition of any assets secured in favor of the Senior Secured Creditors free and clear of the Liens of the Super Senior Creditors or other claims under Sections 363, 365 or 1129 of the US Bankruptcy Code, or any comparable provision of any bankruptcy law (and including any motion for bid procedures or other procedures related to the disposition that is the subject of such motion), and shall be deemed to have consented (subject to its right to object to such disposition to the extent expressly set forth above) to any such disposition of any assets secured in favor of the Senior Secured Creditors under Section 363(f) of the US Bankruptcy Code, or any comparable provision of any bankruptcy law, that has been consented to by the Senior Secured Creditors (to the extent consent of the holder of a Lien is required); provided, that, the proceeds of such disposition of any such assets to be applied to the Senior Secured Liabilities or the Super Senior Liabilities will be applied in accordance with Clause 17.1 (Order of application).

(f)	Subordination Agreement. The provisions of this Clause 10 are intended to be and shall be enforceable as a subordination agreement within the meaning of Section 510 of the US Bankruptcy Code (or similar bankruptcy law).

11	Turnover of Receipts

11.1	Cash Cover

This Clause 11 is subject to Clause 17.3 (Treatment of Cash Cover, Lender Cash Collateral and ABL Collateral) and Clause 21.5 (Turnover obligations).

11.2	Turnover by the Primary Creditors

Subject to Clause 11.3 (Exclusions) and to Clause 11.5 (Permitted assurance and receipts), if at any time prior to the Final Discharge Date, any Primary Creditor receives or recovers any Enforcement Proceeds except in accordance with Clause 17 (Application of Proceeds), that Primary Creditor will:

(a)	in relation to receipts and recoveries not received or recovered by way of set-off:

(i)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay or distribute that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)	promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(b)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

11.3	Turnover by the other Creditors

Subject to Clause 11.3 (Exclusions) and to Clause 11.5 (Permitted assurance and receipts), if at any time prior to the Final Discharge Date, any Creditor other than a Primary Creditor receives or recovers:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is neither:

(i)	a Permitted Payment; nor

(ii)	made in accordance with Clause 17 (Application of Proceeds);

(b)	other than where paragraph (a) of Clause 9.3 (Set-Off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where paragraph (a) of Clause 9.3 (Set-Off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a member of the Group (other than after the occurrence of an Insolvency Event in respect of that member of the Group); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event,

other than, in each case, any amount received or recovered in accordance with Clause 17 (Application of Proceeds);

(d)	the proceeds of any enforcement of any Transaction Security except in accordance with Clause 17 (Application of Proceeds); or

(e)	other than where paragraph (a) of Clause 9.3 (Set-Off) applies, any distribution or Payment of, or on account of or in relation to, any of the Liabilities owed by any member of the Group which is not in accordance with Clause 17 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group, that Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay or distribute that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(B)	promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

11.4	Exclusions

Clause 11.2 (Turnover by the Primary Creditors) and Clause 11.3 (Turnover by the other Creditors) shall not apply to any receipt or recovery:

(a)	by way of:

(i)	Close-Out Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(ii)	Payment Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iii)	Inter-Hedging Agreement Netting by a Hedge Counterparty; or

(iv)	Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender;

(b)	by an Ancillary Lender by way of that Ancillary Lender’s right of netting or set-off relating to a Multi-account Overdraft (to the extent that that netting or set-off represents a reduction of the Permitted Gross Outstandings of that Multi-account Overdraft to or towards an amount equal to its Designated Net Amount; or

(c)	made in accordance with Clause 18 (Equalisation); or

(d)	that has been distributed by a Note Trustee in accordance with the applicable Note Indenture unless that Note Trustee had received at least two (2) Business Days' prior notice that an Enforcement Date, an Acceleration Event or an Insolvency Event in relation to a Debtor has occurred or that the receipt or recovery falls within Clause 11.2 (Turnover by the Primary Creditors) in each case prior to distribution of the relevant amount.

11.5	Permitted assurance and receipts

Nothing in this Agreement shall restrict the ability of any Primary Creditor or Subordinated Creditor to:

(a)	arrange with any person which is not a member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit based derivative or sub-participation); or

(b)	make any assignment or transfer permitted by Clause 22 (Changes to the Parties),

which:

(i)	is not prohibited by:

(A)	the Super Senior Facility Agreement(s) and the Super Senior Note Indenture(s); and

(B)	the Senior Secured Facility Agreement(s) and the Senior Secured Note Indenture(s); and

(ii)	is not in breach of:

(A)	Clause 5.5 (No acquisition of Hedging Liabilities); or

(B)	Clause 8.4 (No acquisition of Subordinated Liabilities),

and that Primary Creditor or Subordinated Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

11.6	Amounts received by Debtors

If any of the Debtors receives or recovers any amount which, under the terms of any of the Debt Documents, should have been paid to the Security Agent, that Debtor will:

(a)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(b)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement.

11.7	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 11 should fail or be unenforceable, the affected Creditor or Debtor will promptly pay or distribute an amount equal to that receipt or recovery to the Security Agent to be held on trust by the Security Agent for application in accordance with the terms of this Agreement.

12	Redistribution

12.1	Recovering Creditor’s rights

(a)	Any amount paid or distributed by a Creditor (a “Recovering Creditor”) to the Security Agent under Clause 9 (Effect of Insolvency Event) or Clause 11 (Turnover of Receipts) shall be treated as having been paid or distributed by the relevant Debtor and shall be applied by the Security Agent in accordance with Clause 17 (Application of Proceeds).

(b)	On an application by the Security Agent pursuant to Clause 17 (Application of Proceeds) of a Payment or distribution received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid or distributed to the Security Agent by the Recovering Creditor (the “Shared Amount”) will be treated as not having been paid or distributed by that Debtor.

12.2	Reversal of redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable or returnable to a Debtor and is repaid or returned by that Recovering Creditor to that Debtor, then:

(i)	each Party that received any part of that Shared Amount pursuant to an application by the Security Agent of that Shared Amount under Clause 12.1 (Recovering Creditor’s rights) (a “Sharing Party”) shall (subject to Clause 21 (Note Trustee Protections)), upon request of the Security Agent, pay or distribute to the Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid or distributed by that Debtor.

(b)	The Security Agent shall not be obliged to pay or distribute any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Party.

12.3	Deferral of subrogation

No Creditor or Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in 2 (Ranking and Priority) or the order of application in Clause 17 (Application of Proceeds) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably discharged in full.

13	Enforcement of Transaction Security

13.1	Credit Facility Cash Cover

This Clause 13 is subject to Clause 17.3 (Treatment of Cash Cover, Lender Cash Collateral).

13.2	Instructions to enforce

(a)	If either the Majority Super Senior Creditors or the Majority Senior Secured Creditors wish to issue Enforcement Instructions, the Creditor Representatives (and, if applicable, Hedge Counterparties) representing the Primary Creditors comprising the Majority Super Senior Creditors or Majority Senior Secured Creditors (as the case may be) shall deliver a copy of those proposed Enforcement Instructions (an “Initial Enforcement Notice”) to the Security Agent and the Security Agent shall promptly forward such Initial Enforcement Notice to each Creditor Representative and each Hedge Counterparty which did not deliver such Initial Enforcement Notice.

(b)	Subject to paragraph (c) below, the Security Agent will act in accordance with Enforcement Instructions received from the Majority Senior Secured Creditors.

(c)	If:

(i)	in relation to Enforcement of ABL Priority Collateral at such time as the ABL Intercreditor Agreement is in force and restrictions thereunder on the Secured Parties (or any of them) carrying out Enforcement of the ABL Priority Collateral are in effect:

(A)	the Super Senior Discharge Date has not occurred by the date falling 180 days after the date on which the Initial Enforcement Notice delivered to the Security Agent by the Creditor Representative representing the Majority Super Senior Creditors (and, if applicable, Super Senior Hedging Counterparties) becomes effective in accordance with Clause 26.4 (Delivery) (a “Super Senior Step-In Event”); and

(B)

(1)	15 or more days have elapsed from the earliest date on which any Secured Party is entitled to carry out Enforcement of ABL Priority Collateral under and in accordance with the ABL Intercreditor Agreement, and the Majority Senior Secured Creditors (or their Creditor Representative(s) on their behalf):

(a)	have not: (x) made a determination as to the method of Enforcement they wish to instruct the Security Agent to pursue (and notified the Security Agent of that determination in writing); or (y) appointed a Financial Adviser to assist them in making such a determination; or

(b)	have instructed the Security Agent not to enforce or to cease enforcing the ABL Priority Collateral; or

(2)	the Super Senior Discharge Date has not occurred by the date falling 105 days after the earliest date on which any Secured Party is entitled to carry out Enforcement of ABL Priority Collateral under and in accordance with the ABL Intercreditor Agreement;

(ii)	in relation to Enforcement of ABL Note Priority Collateral at such time as the ABL Intercreditor Agreement is in force:

(A)	a Super Senior Step-In Event has occurred; or

(B)	135 days have elapsed from the date on which the Initial Enforcement Notice delivered to the Security Agent by the Creditor Representative representing the Majority Super Senior Creditors (and, if applicable, Super Senior Hedging Counterparties) becomes effective in accordance with Clause 26.4 (Delivery), and the Majority Senior Secured Creditors (or their Creditor Representative(s) on their behalf):

(1)	have not: (x) made a determination as to the method of Enforcement they wish to instruct the Security Agent to pursue (and notified the Security Agent of that determination in writing); or (y) appointed a Financial Adviser to assist them in making such a determination; or

(2)	have instructed the Security Agent not to enforce or to cease enforcing the ABL Note Priority Collateral;

(iii)	in relation to Enforcement of Transaction Security to which neither paragraph (i) nor (ii) above applies, a Super Senior Step-In Event has occurred; or

(iv)	the Senior Secured Discharge Date has occurred,

then the Security Agent will act in accordance with Enforcement Instructions received from the Majority Super Senior Creditors until the Super Senior Discharge Date has occurred provided that, if the Security Agent has commenced Enforcement Action on the instructions of the Majority Senior Secured Creditors, the Majority Super Senior Creditors shall not be entitled to instruct the Security Agent to cease such Enforcement Action, save that the Majority Super Senior Creditors may take control of any such enforcement process where the Security Agent is required in accordance with any of sub-paragraphs (i) to (iv) above to act in accordance with Enforcement Instructions received from the Majority Super Senior Creditors, following which they can give instructions to the Security Agent to take Enforcement Action which is not prejudicial nor would jeopardise any Enforcement Action commenced by the Majority Senior Secured Creditors or which is in relation to the Transaction Security which is not being enforced by the Majority Senior Secured Creditors.

13.3	Enforcement Instructions

(a)	The Security Agent may refrain from enforcing the Transaction Security or taking any other action as to Enforcement unless instructed otherwise by the Instructing Group in accordance with Clause 13.2 (Instructions to enforce).

(b)	Subject to Clause 13.2 (Instructions to enforce), the Instructing Group may give or refrain from giving instructions to the Security Agent to take action as to Enforcement as they see fit by way of the issuance of Enforcement Instructions.

(c)	The Security Agent is entitled to rely on and comply with instructions given in accordance with this Clause 13.3.

13.4	Manner of enforcement

If the Transaction Security is being enforced or other action as to Enforcement is being taken pursuant to Clause 13.3 (Enforcement Instructions), the Security Agent shall enforce the Transaction Security or take other action as to Enforcement in such manner (including, without limitation, the selection of any administrator (or any analogous officer in any jurisdiction) of any Debtor to be appointed by the Security Agent) as the Instructing Group shall instruct or, in the absence of any such instructions, as the Security Agent considers in its discretion to be appropriate.

13.5	Exercise of voting rights

(a)	Each Creditor (other than a Primary Creditor) will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any member of the Group as instructed by the Security Agent.

(b)	The Security Agent shall give instructions for the purposes of paragraph (a) above in accordance with any instructions given to it by the Instructing Group provided that any such instructions have been given in accordance with Clause 13.3 (Enforcement Instructions).

13.6	Waiver of rights

To the extent permitted under applicable law and subject to Clause 13.3 (Enforcement Instructions), Clause 13.4 (Manner of enforcement), Clause 15.2 (Proceeds of Distressed Disposals and Debt Disposals) and Clause 17 (Application of Proceeds), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

13.7	Duties owed

Each of the Secured Parties and the Debtors acknowledges that, in the event that the Security Agent enforces or is instructed to enforce the Transaction Security, the duties of the Security Agent and of any Receiver or Delegate owed to them in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Transaction Security shall, subject to Clause 15.2 (Proceeds of Distressed Disposals and Debt Disposals), be no different to or greater than the duty that is owed by the Security Agent, Receiver or Delegate to the Debtors under general law.

13.8	Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Transaction Security Documents except through the Security Agent.

13.9	Alternative Enforcement Actions

After the Security Agent has commenced Enforcement, it shall not accept any subsequent instructions as to Enforcement (save in the case where paragraph (c) of Clause 13.2 (Instructions to enforce) applies) from anyone other than the Instructing Group that instructed it to commence such enforcement of the Transaction Security, regarding any other enforcement of the Transaction Security over or relating to shares or assets directly or indirectly the subject of the enforcement of the Transaction Security which has been commenced (and, for the avoidance of doubt, during any enforcement of the Transaction Security only paragraph (b) of the definition of Instructing Group shall be applicable in relation to any instructions given to the Security Agent by the Instructing Group under this Agreement).

13.10	Consultation period

(a)	Subject to the Transaction Security having become enforceable in accordance with its terms, if any group of Creditors entitled to give instructions to enforce the Transaction Security or to take any other action as to Enforcement in accordance with Clause 13.2 (Instructions to enforce) wishes to issue Enforcement Instructions, the Creditor Representative representing that group of Creditors shall deliver a copy of the relevant Initial Enforcement Notice to the Security Agent and to each other Creditor Representative.

(b)	Subject to paragraph (c) below, as soon as reasonably practicable after receipt of an Initial Enforcement Notice, each of the Creditor Representatives will consult in good faith with each other and the Security Agent for a period of not less than ten (10) Business Days (or such shorter period as each Creditor Representative and the Security Agent shall agree) from the date such Initial Enforcement Notice is received by such persons (or such shorter period as the relevant parties may agree) (the “Consultation Period”) with a view to co-ordinating the Enforcement Instructions provided that, in the case of an Initial Enforcement Notice delivered by the Majority Super Senior Creditors (or the relevant Creditor Representative(s) on their behalf), the Consultation Period shall commence on such date specified by the Majority Super Senior Creditors (or the relevant Creditor Representative(s) on their behalf) which is no earlier than ten (10) Business Days prior to the earliest date on which the Security Agent is required in accordance with Clause 13.2 (Instructions to enforce) to act in accordance with Enforcement Instructions received from the Majority Super Senior Creditors.

(c)	No Consultation Period shall be required if:

(i)	the Transaction Security has become enforceable as a result of an Insolvency Event in relation to a Debtor; or

(ii)	the Instructing Group or the Creditor Representative(s) representing the Creditors comprising the Instructing Group determines in good faith (and notifies the other Creditor Representatives and the Security Agent) that to enter into such consultations and delay the commencement of Enforcement could reasonably be expected to have a material adverse effect on (A) the Security Agent's ability to enforce any of the Transaction Security or (B) the expected realisation proceeds of any Enforcement.

(d)	Following the expiry of a Consultation Period or if no Consultation Period is required pursuant to paragraph (c) above, the Security Agent shall be entitled to act on any Enforcement Instructions given to it by the group of Creditors entitled to give instructions to enforce the Transaction Security or to take any other action as to Enforcement in accordance with Clause 13.2 (Instructions to enforce) and Clause 13.4 (Manner of enforcement).

14	Non-Distressed Disposals

14.1	Definitions

In this Clause 14:

(a)	“Disposal Proceeds” means the proceeds of a Non-Distressed Disposal; and

(b)	“Non-Distressed Disposal” means a disposal of:

(i)	an asset of a member of the Group; or

(ii)	an asset which is subject to the Transaction Security,

to a person or persons outside the Group where that disposal is not a Distressed Disposal.

14.2	Facilitation of Non-Distressed Disposals

(a)	If, in respect of:

(i)	a Non-Distressed Disposal; or

(ii)	any merger, consolidation, reorganisation or transaction whereby a release of an asset is required to effect such disposal, merger, consolidation, reorganisation or transaction (subject to any obligation under the Primary Debt Documents to re-grant Security over such asset), which, in each case, is expressly permitted by the Primary Debt Documents (a “Permitted Transaction”) and:

(A)	the Creditor Representative in respect of each Facility notifies the Security Agent that the Permitted Transaction is expressly permitted under the Debt Documents relating to that Facility;

(B)	two directors of the Parent certify for the benefit of the Security Agent that the Permitted Transaction and, if the asset the subject of the Permitted Transaction constitutes Charged Property, the release of Transaction Security, is expressly permitted under the Debt Documents (provided that such certificate has been provided to the relevant Creditor Representative(s) and the relevant Creditor Representative(s) have not objected to such certificate within 5 Business Days of receipt of such certificate) or the Creditor Representative in respect of each Facility Agreement and Note Indenture, authorises the release, the Security Agent is irrevocably authorised (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor) but subject to paragraph (b) below:

(1)	to release the Transaction Security or any other claim (relating to a Debt Document) over that asset;

(2)	where that asset consists of shares in the capital of a member of the Group, to release the Transaction Security or any other claim (relating to a Debt Document) over that member of the Group’s Property; and

(3)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (1) and (2) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable.

(b)	Each release of Transaction Security or any claim described in paragraph (a) above shall become effective only on the making of the relevant Non-Distressed Disposal or consummation of the relevant Permitted Transaction.

14.3	Disposal Proceeds

If any Disposal Proceeds are required to be applied in mandatory prepayment of the Super Senior Liabilities or the Senior Secured Liabilities then those Disposal Proceeds shall be applied in accordance with the Debt Documents and the consent of any other Party shall not be required for that application.

14.4	Release of Unrestricted Subsidiaries

If a member of the Group is designated as an Unrestricted Subsidiary in accordance with the terms of each of the Senior Secured Debt Documents and the Super Senior Debt Documents, the Security Agent is irrevocably authorised and obliged (at the cost of the relevant Debtor or the Parent and without any consent, sanction, authority or further confirmation from any Creditor or Debtor):

(a)	to release the Transaction Security or any other claim (relating to a Debt Document) over that member of the Group’s assets; and

(b)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraph (a) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable or as requested by the Parent.

15	Distressed Disposals

15.1	Facilitation of Distressed Disposals

Subject to Clause 15.3 (Primary Creditor Protection), if a Distressed Disposal is being effected the Security Agent is irrevocably authorised (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor):

(a)	release of Transaction Security/non-crystallisation certificates: to release the Transaction Security or any other claim over the asset subject to the Distressed Disposal and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable;

(b)	release of liabilities and Transaction Security on a share sale (Debtor): if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor, to release:

(i)	that Debtor and any Subsidiary of that Debtor from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities;

(ii)	any Transaction Security granted by that Debtor or any Subsidiary of that Debtor over any of its assets; and

(iii)	any other claim of a Subordinated Creditor, an Intra-Group Lender or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors and Debtors;

(c)	release of liabilities and Transaction Security on a share sale (Holding Company): if the asset subject to the Distressed Disposal consists of shares in the capital of any Holding Company of a Debtor, to release:

(i)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities;

(ii)	any Transaction Security granted by any Subsidiary of that Holding Company over any of its assets; and

(iii)	any other claim of a Subordinated Creditor, an Intra-Group Lender or another Debtor over the assets of any Subsidiary of that Holding Company,

on behalf of the relevant Creditors and Debtors;

(d)	facilitative disposal of liabilities on a share sale or Appropriation: if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent decides to dispose of all or any part of:

(i)	the Liabilities (other than Liabilities due to any Creditor Representative or Arranger); or

(ii)	the Debtors’ Intra-Group Receivables,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables (the “Transferee”) will not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Creditors and Debtors provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement;

(e)	sale of liabilities on a share sale or Appropriation: if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent decides to dispose of all or any part of:

(i)	the Liabilities (other than Liabilities due to any Creditor Representative or Arranger); or

(ii)	the Debtors’ Intra-Group Receivables,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of:

(A)	all (and not part only) of the Liabilities owed to the Primary Creditors (other than to any Creditor Representative or Arranger); and

(B)	all or part of any other Liabilities (other than Liabilities owed to any Creditor Representative or Arranger) and the Debtors’ Intra-Group Receivables,

on behalf of, in each case, the relevant Creditors and Debtors;

(f)	transfer of obligations in respect of liabilities on a share sale or Appropriation: if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the “Disposed Entity”) and the Security Agent decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(i)	the Intra-Group Liabilities; or

(ii)	the Debtors’ Intra-Group Receivables,

to execute and deliver or enter into any agreement to:

(iii)	agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Intra-Group Lenders and Debtors to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

(iv)	to accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables are to be transferred.

15.2	Proceeds of Distressed Disposals and Debt Disposals

The net proceeds of each Distressed Disposal and each Debt Disposal shall be paid, or distributed, to the Security Agent for application in accordance with Clause 17 (Application of Proceeds) and, to the extent that any Liabilities Sale has occurred, as if that Liabilities Sale had not occurred.

15.3	Primary Creditor Protection

(a)	In the case of a Distressed Disposal (or a disposal of Liabilities pursuant to paragraph (b) of Clause 15 (Distressed Disposals)) effected by, or at the request of, the Security Agent, the Security Agent shall take reasonable care to obtain a fair market value having regard to the prevailing market conditions (though the Security Agent shall have no obligation to postpone (or request the postponement of) any Distressed Disposal or disposal of Liabilities in order to achieve a higher value).

(b)	Prior to the Senior Secured Debt Discharge Date, if a Distressed Disposal, Appropriation, Liabilities sale or any other action taken under Clause 15.1 (Facilitation of Distressed Disposals) is being effected at a time the Security Agent is obliged to give effect to instructions from the Majority Super Senior Creditors to enforce the Transaction Security pursuant to Clause 13.2 (Instructions to enforce), unless the Creditors Representatives of the Senior Secured Debt Creditors agree otherwise, any Distressed Disposal or disposal of Liabilities which results in the release of any Borrowing Liabilities or Guarantee Liabilities in respect of Senior Secured Liabilities or the release of any Transaction Security securing the Senior Secured Liabilities may, in each case, only be made if (and the requirement in paragraph (a) above shall be satisfied (and as between the Creditors and the Debtors shall be conclusively presumed to be satisfied) and the Security Agent will be taken to have discharged all its obligations in this respect under this Agreement, the other Debt Documents and generally at law only if:

(i)

(A)	the consideration in respect of such Distressed Disposal or disposal of Liabilities is paid or payable in cash (or substantially all in cash); or

(B)	the consideration in respect of such Distressed Disposal or disposal of Liabilities does not comprise cash (or substantially all cash) in circumstances where the Security Agent (acting reasonably) determines that the cash consideration payable under the highest of the other bona fide and fully committed offers made in relation to that Distressed Disposal or disposal of Liabilities is less than the outstanding Super Senior Liabilities, in which case the non-cash consideration can, without limitation, take the form of the Super Senior Creditors (or any of them acting alone or together) bidding by any appropriate mechanic all or part of their Super Senior Liabilities (such that the Super Senior Liabilities would, on completion, be discharged to the extent of an amount equal to the amount of the offer made by the relevant Super Senior Creditors), and the proceeds of such Distressed Disposal or disposal of Liabilities are applied in accordance with Clause 17 (Application of Proceeds);

(ii)

(A)

(1)	the sale, disposal or transfer is made pursuant to a public auction or a competitive bid process (which auction or process, without prejudice to the requirements of sub-paragraph (b)(i) above, may be (but does not have to be) completed by a process or proceedings approved by or supervised by, or on behalf of, any court of law) or any other process agreed to by the Creditor Representative(s) of the Senior Secured Debt Creditors in which, if such auction or process attracts, or could reasonably be expected to result in attracting, no bidders or a bona fide and fully committed cash bid the cash consideration in relation to which is determined by the Security Agent (acting reasonably) to be less than the outstanding amount of the Super Senior Liabilities, the Super Senior Creditors (or any of them acting alone or together), are (subject to applicable law) entitled to participate as bidders or financiers to the potential purchaser(s) or, following the sale, disposal or transfer, the Group; and

(2)	the Security Agent (or the relevant member of the Group) shall have, in respect of such auction or process, consulted with an internationally recognised investment bank or internationally recognised accounting firm selected by the Security Agent (acting reasonably) with respect to the procedures which may reasonably be expected to be used to obtain a fair market price in the then prevailing market conditions (taking into account all relevant circumstances and with a view to facilitating a prompt and expeditious sale at a fair market price in the prevailing market conditions although there shall be no obligation to postpone any such sale in order to achieve a higher price), and shall have implemented (to the extent permitted by law) in all material respects the procedures recommended by such bank or firm in relation to such auction or process, unless the Security Agent (acting in good faith) confirms that it has reasonable grounds to believe that implementation of all or part of such recommended procedures is not in the best interests of the Senior Secured Creditors; or

(B)	in circumstances where the Security Agent has received an opinion (including an enterprise valuation of the Group and which can be relied upon by the Security Agent and disclosed to the Creditor Representative(s) of the Senior Secured Debt Creditors (but which may be given on the basis that the liability of the relevant bank or firm in giving the opinion is limited to an amount of at least the amount of its fees in respect of such engagement)) from:

(1)	an internationally recognised investment bank or internationally recognised accounting firms; or

(2)	if it is not practicable for the Security Agent to appoint any such bank or firm on commercially reasonable terms (including for reasons of conflicts of interest), another third party professional firm which is regularly engaged in providing valuations in respect of the relevant type of assets but which is not a Senior Secured Creditor or affiliated thereto,

(in each case not being the firm appointed as the relevant Debtor’s administrator or other relevant officer holder) selected by the Security Agent (acting reasonably) confirming that the sale, disposal or transfer price is fair from a financial point of view taking into account all relevant circumstances, although there shall be no obligation to postpone any such sale, disposal or transfer in order to achieve a higher price; and

(iii)	at the time of completion of the sale, disposal or transfer: (aa) the Borrowing Liabilities, Guarantee Liabilities and (to the extent permitted by this Agreement) Other Liabilities owing to each of the Senior Secured Creditors by the Debtors being disposed of (each a “Relevant Claim”) are (to the same extent) released and discharged (and are not assumed by the purchaser and/or its Affiliates); and (bb) all the Transaction Security granted in favour of all the Secured Parties over the assets sold or disposed of is released and discharged unless:

(A)	the Creditor Representative(s) of the Senior Secured Debt Creditors, acting reasonably and in good faith, determine that a sale, disposal or transfer of a Relevant Claim will facilitate a recovery by the Senior Secured Creditors that is greater than the one they would achieve if such Relevant Claim was released or discharged but is nevertheless less than the outstanding Senior Secured Liabilities, which shall be deemed to be the case if there are no bidders or if the Creditor Representative(s) of the Senior Secured Debt Creditors (acting reasonably) determines that there are no bona fide and fully committed cash bids in excess of the amount of the Senior Secured Liabilities; and

(B)	the Creditor Representative(s) of the Senior Secured Debt Creditors give notice of their determination to the Security Agent,

in which case the Security Agent shall be entitled immediately to sell and transfer the Relevant Claims to such purchaser (or an Affiliate of such purchaser) (or, if sub-paragraph (b)(ii)(A)(1) above applies and a Senior Secured Creditor is the successful bidder (or financier) or beneficiary of the relevant disposal as contemplated in paragraph (ii) above, such Senior Secured Creditor shall be able to retain its Relevant Claim or any part thereof (which shall be valued at par)).

(c)	Prior to the Super Senior Debt Discharge Date, if a Distressed Disposal, Appropriation, Liabilities sale or any other action taken under Clause 15.1 (Facilitation of Distressed Disposals) is being effected at a time the Security Agent is obliged to give effect to instructions from the Majority Senior Secured Creditors to enforce the Transaction Security pursuant to Clause 13.2 (Instructions to enforce), the Security Agent is not authorised to release any Transaction Security or release, dispose of, sell or transfer any Borrowing Liabilities or Guarantee Liabilities owed to any Super Senior Creditor or otherwise take any action described in Clause 15.1 (Facilitation of Distressed Disposals) unless the proceeds from any such action taken by the Security Agent are sufficient to discharge the Super Senior Liabilities in full and in cash (or, in the case of any contingent Liability relating to a Letter of Credit or Ancillary Facility, made the subject of cash collateral arrangements) or the Creditor Representative(s) of the Super Senior Creditors have consented thereto.

(d)	This Clause 15.3 is for the benefit of the Senior Secured Creditors, the Super Senior Creditors and the Security Agent only.

15.4	Security Agent’s actions

For the purposes of Clause 15.1 (Facilitation of Distressed Disposals), the Security Agent shall act:

(a)	on the instructions of the Instructing Group; or

(b)	in the absence of any such instructions as the Security Agent sees fit.

16	FURTHER ASSURANCE – DISPOSALS AND RELEASES

Each Creditor and Debtor will:

(a)	do all things that the Security Agent requests in order to give effect to Clause 14 (Non-Distressed Disposals) and Clause 15 (Distressed Disposals) (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Security Agent may consider to be necessary to give effect to the releases or disposals contemplated by those Clauses); and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by those Clauses or if the Security Agent requests that any Creditor or Debtor take any such action, take that action itself in accordance with the instructions of the Security Agent, provided that the proceeds of those disposals are applied in accordance with Clause 14 (Non-Distressed Disposals) or Clause 15 (Distressed Disposals) as the case may be.

17	Application of Proceeds

17.1	Order of application

Subject to Clause 17.2 (Prospective liabilities) and Clause 17.3 (Treatment of Cash Cover, Lender Cash Collateral and ABL Collateral), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Debt Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this Clause 17, the “Recoveries”) shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 17), in the following order of priority:

(a)	in discharging any sums owing to the Security Agent (other than pursuant to Clause 20.3 (Parallel debt)), any Receiver or any Delegate and in payment to the Creditor Representatives of the Creditor Representative Amounts;

(b)	in discharging all costs and expenses incurred by any Primary Creditor in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under Clause 9.6 (Further assurance – Insolvency Event);

(c)	in payment or distribution to the Creditor Representatives in respect of any Super Senior Liabilities on its own behalf and on behalf of the Super Senior Creditors for which it is the Creditor Representative for application towards the discharge of:

(i)	the Super Senior Liabilities (in accordance with the terms of the relevant Super Senior Debt Documents) on a pro rata basis between Super Senior Liabilities under separate Super Senior Facility Agreements; and

(ii)	the Super Senior Liabilities (in accordance with the terms of the relevant Super Senior Debt Documents) on a pro rata basis between Super Senior Liabilities under separate Super Senior Note Indentures, on a pro rata basis between paragraph (i) and paragraph (ii) above;

(d)	in payment or distribution to:

(i)	the Creditor Representatives in respect of any Senior Secured Debt Liabilities on its own behalf and on behalf of the Senior Secured Debt Creditors for which it is the Creditor Representative; and

(ii)	the Hedge Counterparties,

for application towards the discharge of:

(A)	the Senior Secured Debt Liabilities (in accordance with the terms of the relevant Senior Secured Debt Documents) on a pro rata basis between Senior Secured Debt Liabilities under separate Senior Secured Facility Agreements;

(B)	the Senior Secured Debt Liabilities (in accordance with the terms of the relevant Senior Secured Debt Documents) on a pro rata basis between Senior Secured Debt Liabilities under separate Senior Secured Note Indentures; and

(C)	the Hedging Liabilities on a pro rata basis between the Hedging Liabilities of each Hedge Counterparty,

on a pro rata basis between paragraph (A), paragraph (B) and paragraph (C) above;

(e)	in payment to the Secured Parties for application towards the discharge of any Soulte which is payable by the Secured Parties to any Debtor pursuant to Clause 9.8 (Payment of the Soulte).

(f)	if none of the Debtors is under any further actual or contingent liability under any Primary Debt Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Debtor; and

(g)	the balance, if any, in payment or distribution to the relevant Debtor.

17.2	Prospective liabilities

Following a Distress Event the Security Agent may, in its discretion hold any amount of the Recoveries in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) as the Security Agent shall think fit (the interest being credited to the relevant account for so long as the Security Agent shall think fit for later application under Clause 17.1 (Order of application) in respect of:

(a)	any sum to any Security Agent, any Receiver or any Delegate; and

(b)	any part of the Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

17.3	Treatment of Cash Cover, Lender Cash Collateral and ABL Collateral

(a)	Nothing in this Agreement shall prevent any Issuing Bank or Ancillary Lender taking any Enforcement Action in respect of any Cash Cover which has been provided for it in accordance with the relevant Facility Agreement.

(b)	To the extent that any Cash Cover is not held with the Relevant Issuing Bank or Relevant Ancillary Lender, all amounts from time to time received or recovered in connection with the realisation or enforcement of that Cash Cover shall be paid to the Security Agent and shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law, in the following order of priority:

(i)	to the Relevant Issuing Bank or Relevant Ancillary Lender towards the discharge of the Liabilities for which that Cash Cover was provided; and

(ii)	the balance, if any, in accordance with Clause 17.1 (Order of application).

(c)	To the extent that any Cash Cover is held with the Relevant Issuing Bank or Relevant Ancillary Lender, nothing in this Agreement shall prevent that Relevant Issuing Bank or Relevant Ancillary Lender receiving and retaining any amount in respect of that Cash Cover.

(d)	Nothing in this Agreement shall prevent any Issuing Bank receiving and retaining any amount in respect of any Lender Cash Collateral provided for it in accordance with the relevant Agreement.

(e)	Nothing in this Agreement shall require or permit any Party to:

(i)	enforce the Transaction Security or take any other action as to Enforcement;

(ii)	apply any amount received or recovered in connection with the realisation or enforcement of all or any part of the ABL Collateral,

in each case, in a manner inconsistent with the ABL Intercreditor (at such time as the ABL Intercreditor is in force). For the avoidance of doubt, notwithstanding anything to the contrary in Clause 17.1 (Order of application), if the Security Agent is required under the ABL Intercreditor Agreement to apply Recoveries in respect of ABL Collateral in payment to any person(s) not specified in Clause 17.1 (Order of application) in priority to any person(s) specified in Clause 17.1 (Order of application), the Security Agent shall be entitled to so apply those Recoveries and shall otherwise be required to apply those Recoveries in the order specified in Clause 17.1 (Order of application).

17.4	Investment of cash proceeds

Prior to the application of the proceeds of the Security Property in accordance with Clause 17.1 (Order of application) the Security Agent may, in its discretion, hold all or part of any cash proceeds in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies in the Security Agent’s discretion in accordance with the provisions of this Clause 17.

17.5	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may:

(i)	convert any moneys received or recovered by the Security Agent (including, without limitation, any cash proceeds) from one currency to another, at the Security Agent’s Spot Rate of Exchange; and

(ii)	notionally convert the valuation provided in any opinion or valuation from one currency to another, at the Security Agent’s Spot Rate of Exchange.

(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied:

(i)	in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii)	in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

17.6	Permitted Deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as the Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

17.7	Good Discharge

(a)	Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent:

(i)	may be made to the relevant Creditor Representative on behalf of its Primary Creditors;

(ii)	may be made to the Relevant Issuing Bank or Relevant Ancillary Lender in accordance with paragraph (b)(i) of Clause 17.3 (Treatment of Cash Cover, Lender Cash Collateral); or

(iii)	shall be made directly to the Hedge Counterparties.

(b)	Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Security Agent.

(c)	The Security Agent is under no obligation to make the payments to the Creditor Representatives or the Hedge Counterparties under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Primary Creditor are denominated pursuant to the relevant Debt Document.

17.8	Calculation of Amounts

For the purpose of calculating any person’s share of any amount payable to or by it, the Security Agent shall be entitled to:

(a)	notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)	assume that all amounts received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

17.9	Disentitled Creditors

Notwithstanding Clause 17.1 (Order of application), to the extent that the Recoveries held by the Security Agent are insufficient to discharge the Liabilities owed to all of the Primary Creditors in a particular paragraph of Clause 17.1 (Order of application) (a “Priority Class”) and this is due to the fact that a Primary Creditor within that Priority Class (a “Disentitled Creditor”) is:

(a)	not recognised as “creditor” or as “pledgee creditor” under the relevant Spanish Transaction Security due to its failure to:

(i)	grant a power of attorney to the Security Agent;

(ii)	notarise the relevant Spanish Transaction Security or transfer or assignment of the relevant Debt Document; or

(iii)	take any other action required by the Security Agent,

in each case as may be necessary in accordance with Spanish law so as to create or preserve the validity and effectiveness of any such Spanish Transaction Security; or

(b)	a specially related person (persona especialmente relacionada) pursuant to articles 281 to 284 of the Spanish Insolvency Act or any other Spanish law or regulation which subordinates the right of such Primary Creditor to receive recoveries by application of law,

(c)	then the amount to be applied by the Security Agent in discharge of the Liabilities of that Priority Class shall be distributed to the other Primary Creditors of that Priority Class and the Disentitled Creditor shall not be entitled to receive any part of that amount, including pursuant to Clause 18.3 (Equalisation) but excluding Clause 18.4 (Turnover of enforcement proceeds) which shall continue to apply.

18	Equalisation

18.1	Equalisation Definitions

For the purposes of this Clause 18:

“Enforcement Date” means the first date (if any) on which a Primary Creditor takes enforcement action of the type described in paragraphs (a)(i), (a)(iii), (a)(iv) or (c) of the definition of “Enforcement Action” in accordance with the terms of this Agreement.

“Exposure” means:

(a)	in relation to a Lender under a particular Facility Agreement, the aggregate amount of its participation (if any, and without double counting) in all Utilisations outstanding under that Facility Agreement at the Enforcement Date (assuming all contingent liabilities which have become actual liabilities since the Enforcement Date to have been actual liabilities at the Enforcement Date (but not including, for these purposes only, any interest that would have accrued from the Enforcement Date to the date of actual maturity in respect of those liabilities) and assuming any transfer of claims between Lenders pursuant to any loss-sharing arrangement in that Facility Agreement which has taken place since the Enforcement Date to have taken place at the Enforcement Date) together with the aggregate amount of all accrued interest, fees and commission owed to it under that Facility Agreement and amounts owed to it by a Debtor in respect of any Ancillary Facility but excluding:

(i)	any amount owed to it by a Debtor in respect of any Ancillary Facility to the extent (and in the amount) that Cash Cover has been provided by a Debtor in respect of that amount and is available to that Lender pursuant to the relevant Cash Cover Document; and

(ii)	any amount outstanding in respect of a Letter of Credit to the extent (and in the amount) that Cash Cover has been provided by a Debtor in respect of that amount and is available to the party it has been provided for pursuant to the relevant Cash Cover Document; and

(b)	in relation to a Noteholder under a particular Note Indenture, the Liabilities under that Note Indenture owed by the Debtors to that Noteholder.

(c)	in relation to a Hedge Counterparty:

(i)	if that Hedge Counterparty has terminated or closed out any hedging transaction under any Hedging Agreement in accordance with the terms of this Agreement on or prior to the Enforcement Date, the amount, if any, payable to it under that Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (taking into account any interest accrued on that amount) to the extent that amount is unpaid at the Enforcement Date (that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement); and

(ii)	if that Hedge Counterparty has not terminated or closed out any hedging transaction under any Hedging Agreement on or prior to the Enforcement Date:

(A)	if the relevant Hedging Agreement is based on an ISDA Master Agreement the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(B)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), such amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

“Utilisation” means a “Utilisation” (or any substantially equivalent term) under and as defined in the relevant Facility Agreement.

18.2	Implementation of equalisation

(a)	The provisions of this Clause 18 shall be applied at such time or times after the Enforcement Date as the Security Agent shall consider appropriate.

(b)	Without prejudice to the generality of paragraph (a) above, if the provisions of this Clause 18 have been applied before all the Liabilities have matured and/or been finally quantified, the Security Agent may elect to re-apply those provisions on the basis of revised Exposures and the same Creditor Class shall make appropriate adjustment payments amongst themselves.

18.3	Equalisation

If, for any reason, the Liabilities of any Creditor Class remain unpaid after the Enforcement Date and the resulting losses are not borne by the Creditors in that Creditor Class in the proportions which their respective Exposures at the Enforcement Date bore to the aggregate Exposures of all the Creditors in that Creditor Class at the Enforcement Date, the Creditors in that Creditor Class will make such payments amongst themselves as the Security Agent shall require to put the Creditors in that Creditor Class in such a position that (after taking into account such payments) those losses are borne in those proportions.

18.4	Turnover of enforcement proceeds

If:

(a)	the Security Agent or a Creditor Representative is not entitled, for reasons of applicable law, to pay or distribute amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to the relevant Primary Creditors but is entitled to pay or distribute those amounts to Creditors (such Creditors, the “Receiving Creditors”) who, in accordance with the terms of this Agreement, are subordinated in right and priority of payment to the relevant Primary Creditors; and

(b)	the applicable Discharge Date in respect of the Liabilities of the relevant Primary Creditors to whom the Security Agent did not make that payment or distribution has not yet occurred (nor would occur after taking into account such payments), then the Receiving Creditors shall make such payments or distributions to the relevant Primary Creditors as the Security Agent shall require to place the relevant Primary Creditors in the position they would have been in had such amounts been available for application against the relevant Liabilities provided that this Clause 17.4 shall not apply to any receipt or recovery that has been distributed by a Note Trustee in accordance with the applicable Note Indenture unless that Note Trustee had received at least two Business Days' prior notice that an Enforcement Date, an Acceleration Event or an Insolvency Event in relation to a Debtor has occurred or that the receipt or recovery falls within Clause 11.2 (Turnover by the Primary Creditors) in each case prior to distribution of the relevant amount.

18.5	Notification of Exposure

Before each occasion on which it intends to implement the provisions of this Clause 18, the Security Agent shall send notice to each Hedge Counterparty and the relevant Creditor Representative (on behalf of the relevant Creditors) requesting that it notify it of, respectively, its Exposure and that of each relevant Creditors (if any).

18.6	Default in payment

If a Creditor fails to make a payment due from it under this Clause 18, the Security Agent shall be entitled (but not obliged) to take action on behalf of the Creditor(s) to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Creditor(s) in respect of costs) but shall have no liability or obligation towards such Creditor(s) or any other Primary Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

19	New Debt Financings

19.1	New Debt Financings

(a)	Notwithstanding anything to the contrary in this Agreement or a Security Document, each Party irrevocably agrees that any indebtedness or facility (including any indebtedness or facility entered into before the date of this Agreement or already subject to this Agreement) of any member of the Group which is not prohibited by the terms of the Primary Financing Documents may:

(i)	be treated and designated as any class of Primary Creditor Liabilities;

(ii)	subject to Clause 18.2 (Security: New Debt Financing), be secured by any Transaction Security; and

(iii)	be treated and rank as such for the purposes of this Agreement,

(any such indebtedness being a “New Debt Financing”).

(b)	On the date on which each Creditor Representative in respect of any New Debt Financing (and any other required person) accedes to this Agreement in the required capacity and the Parent designates that New Debt Financing as the relevant class of Primary Creditor Liabilities, in each case, in accordance with Clause 22 (Changes to the Parties) (or such later date as agreed between the Parent and the Security Agent), the Liabilities in respect of that New Debt Financing shall become subject to the terms of this Agreement as so designated.

19.2	Security: New Debt Financing

Notwithstanding anything to the contrary in any other Debt Document, the Parties agree that, in order to facilitate any New Debt Financing, each Creditor Representative and the Security Agent (and any other Creditor party to a Transaction Security Document) are authorised and instructed by all Creditors (and in each case are obliged at the request and cost of the Parent) to enter into any new Security Document (including any Lower Ranking Security) or amend any terms of an existing Security Document provided that:

(a)	any new Transaction Security in relation to such New Debt Financing is not prohibited by the terms of the Primary Debt Documents and is granted otherwise in accordance with this Agreement and the Primary Debt Documents; and

(b)	each of the Secured Parties agrees:

(i)	not to take any action to challenge the validity or enforceability of the additional Transaction Security by reason of it being Lower Ranking Security; and

(ii)	that additional Transaction Security may be granted by any Debtor in order to secure all or any part of any Hedging Liabilities and/or any New Debt Financing.

19.3	Further assurance

(a)	The Creditors (or a Creditor Representative on their behalf) will (at the cost of the Parent) enter into any documentation required by the Parent to ensure that any obligations and liabilities incurred by the Debtors in respect of such New Debt Financing will share in the relevant Transaction Security and/or have the ranking permitted to be conferred upon it in accordance with the relevant Primary Debt Documents (including, without limitation, executing any amendment to this Agreement, entering into any additional or replacement intercreditor agreement and any other Primary Debt Documents to reflect, enable and/or facilitate any such New Debt Financing to be incurred).

(b)	Each Primary Creditor authorises its Creditor Representative (if applicable) to enter into any release document in connection with a full repayment, prepayment or refinancing of that Creditor’s Primary Creditor Liabilities.

19.4	Debtor confirmations

(a)	For the purpose of this Clause 18.4, “Relevant Secured Liabilities” means, in relation to any Security Document, the relevant Liabilities secured by that Security Document and, in relation to any Primary Debt Document, the relevant Liabilities guaranteed by that Primary Debt Document.

(b)	Each Debtor confirms its intention that:

(i)	any amendment to a Primary Debt Document which is not prohibited by this Agreement or otherwise made in accordance with this Agreement is within the scope of the Relevant Secured Liabilities; and

(ii)	Relevant Secured Liabilities extend to any amount payable by it under or in connection with the relevant Primary Debt Document as amended.

(c)	Each Debtor agrees that the confirmations in paragraph (b) above apply regardless of:

(i)	why or how a Primary Debt Document is amended (including the extent of the amendment and any change in or addition to the parties);

(ii)	whether any amount payable by a Debtor under or in connection with the amended Primary Debt Document in any way relates to any amount that would or may have been payable had the amendment not taken place;

(iii)	the extent to which its liability under any Primary Debt Document (whether present or future, actual or contingent), or any right it may have as a result of entering into or performing its obligations under any Primary Debt Document, changes or may change as a result of the amendment; and

(iv)	whether it was aware of or consented to the amendment.

(d)	Each Debtor further acknowledges and agrees that (to the extent permitted by the terms of the Primary Debt Documents):

(i)	the Relevant Secured Liabilities are intended to cover all obligations of the relevant class(es) owing to the relevant Secured Parties under the relevant Primary Debt Document from time to time (including any New Debt Financing); and

(ii)	the Security created under the relevant Security Document is intended as security for the payment and discharge of all of the Relevant Secured Liabilities without the need for any amendment to the relevant Security Document or for any supplemental, confirmatory or subsequent ranking security document (other than with respect to any Spanish Security Document which, to the extent legally possible, will be amended and/or confirmed, or equal or subsequent ranking security documents may be created, in order to secure the Relevant Secured Liabilities owing to the relevant Secured Parties under the relevant Primary Debt Document from time to time (including any New Debt Financing)). Each Secured Party irrevocably authorizes the Security Agent to execute all such documents as may reasonably be considered necessary in order to give effect to the providing of any new Spanish Security Document, including any amendment and/or confirmation.

(e)	Each Debtor further acknowledges and agrees that paragraphs (b) to (d) above shall apply (to the extent permitted by the terms of the Primary Debt Documents) whether or not:

(i)	any of the Relevant Secured Liabilities or Primary Debt Documents exist on the date of the relevant Security Document (or, as the case may be, the date on which it became a party to the relevant Security Document);

(ii)	the amount of the Relevant Secured Liabilities is increased or the terms of any of the Primary Debt Documents are more onerous (including in relation to the interest rate and other pricing terms);

(iii)	any additional obligations are added to the Relevant Secured Liabilities by way of designating a document as a Primary Debt Document or any person as a Secured Party, and whether or not that document or person is designated directly, or indirectly as a result of that document or person being of a type or class which falls within the then current definition of Primary Debt Documents or Secured Party;

(iv)	that Debtor or any person incurring the Relevant Secured Liabilities is a party to the Primary Debt Documents on the date of the relevant Security Document (or, as the case may be, the date on which it became a party to the relevant Security Document);

(v)	any of the Secured Parties changes (including a change to all or substantially all of the Secured Parties) or any amendment is made to the definition of Secured Party (or any defined term in any Primary Debt Document that is referred to in the definition of Secured Party to include an additional person as a Secured Party); or

(vi)	any change increases the likelihood that any Security will be enforced.

(f)	Notwithstanding paragraphs (b) to (e) above, none of the Relevant Secured Liabilities shall extend to any Primary Creditor Liabilities (including any New Debt Financing) which are not originally contemplated by the relevant Security Document or Primary Debt Document without the consent of the Parent and any extension of the Relevant Secured Liabilities contemplated by paragraphs (b) to (e) above shall be subject to the Agreed Security Principles.

(g)	Each Debtor irrevocably authorises the Parent to give effect to the terms of or facilitate the implementation, assumption or establishment of any New Debt Financing entered into or assumed in compliance with this Agreement.

20	THE SECURITY AGENT

20.1	Appointment of the Security Agent

(a)	Each other Secured Party appoints the Security Agent in accordance with this Clause 20 to act as security trustee under this Agreement and in connection with the relevant Primary Debt Documents, the relevant Security Documents and this Agreement in relation to any security interest which is expressed to be or is construed to be governed by English law or any other law from time to time designated by the Security Agent and the Parent.

(b)	Except as expressly provided in paragraph (a) above, and without limiting or affecting Clause 19.3 (Parallel Debt), each other Secured Party appoints the Security Agent in accordance with this Clause 20 to act as security agent, joint and several creditor or beneficiary of a parallel debt (as the case may be) under this Agreement and in connection with the relevant Primary Debt Documents and the relevant Security Documents.

(c)	Notwithstanding paragraphs (a) and (b) above, each other Secured Party (i) appoints the Security Agent to act as agent (mandataire) pursuant to article 1984 of the French Code Civil for the purpose of executing any French Law Security Documents in its name, (ii) confirms its approval of the French Law Security Documents creating or expressed to create a Security benefiting to it and any Security created or to be created pursuant thereto and, (iii) irrevocably authorises, empowers and directs the Security Agent (by itself or by such person(s) as it may nominate) on its behalf, to perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with the French Law Security Documents, to take any action and exercise any right, power, authorities and discretion upon the terms and conditions set out in this Agreement under or in connection with the French Law Security Documents, in each case together with any other rights, powers and discretions which are incidental thereto, it being understood that each Secured Party (other than the Security Agent) shall issue special powers of attorneys in all cases where the exercise of powers granted under this Agreement requires the issuance of any such special powers of attorney, and the Security Agent accepts such appointment, it being agreed that the provisions of this paragraph (c) are governed by the laws of France.

(d)	Each other Secured Party authorises the Security Agent on its behalf to: (i) execute each Security Document expressed to be executed by the Security Agent on its behalf; and (ii) perform such duties, obligations and responsibilities and exercise such rights, authorities, discretions and powers under the Primary Debt Documents to which the Security Agent is a party as are specifically delegated to the Security Agent by the terms thereof, together with such rights, powers and discretions as are reasonably incidental thereto including, without limitation, enforcing the Transaction Security in accordance with the terms of this Agreement and the relevant Transaction Security Documents

20.2	Security Agent as trustee or agent

(a)	Unless otherwise set out under the relevant Transaction Security Document due to matters of applicable law, the Security Agent declares that it holds the Security Property on trust or (where the Security Agent may not hold the relevant Security as trustee under applicable law) as agent for the Secured Parties on the terms contained in this Agreement unless expressly agreed otherwise.

(b)	Each of the Primary Creditors authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Debt Documents together with any other incidental rights, powers, authorities and discretions.

20.3	Parallel debt

(a)	Each Debtor hereby irrevocably and unconditionally undertakes (such undertaking and the obligations and liabilities which are a result thereof, hereinafter being referred to as its "Parallel Debt") to pay to the Security Agent an amount equal to and in the currency of the aggregate amount payable by it to any Secured Party under any Debt Document (the "Principal Obligations") in accordance with the terms and conditions of such Principal Obligations. The Parallel Debt of each Debtor shall become due and payable as and when its Principal Obligations become due and payable.

(b)	Each of the Parties acknowledges that (i) the Parallel Debt of each Debtor (a) constitutes an undertaking, obligation and liability of such Debtor to the Security Agent (in its personal capacity and not in its capacity as agent) which is separate and independent from, and without prejudice to, its Principal Obligations and (b) represents the Security Agent's own claim to receive payment of such Parallel Debt from such Debtor and (ii) the Security created under the Debt Documents to secure the Parallel Debt is granted to the Security Agent in its capacity as sole creditor of the Parallel Debt.

(c)	Each of the Parties agrees that:

(i)	the Parallel Debt of each Debtor shall be automatically decreased and discharged to the extent that its Principal Obligations have been irrevocably paid or (in the case of guarantee obligations) discharged;

(ii)	the Principal Obligations of each Debtor shall be automatically decreased and discharged to the extent that its Parallel Debt has been irrevocably paid or (in the case of guarantee obligations) discharged;

(iii)	the amount of the Parallel Debt of a Debtor shall at all times be equal to the amount of its Principal Obligations;

(iv)	the aggregate amount outstanding owed by the Debtors under the Debt Documents (including under this Clause 19.3) at any time shall not exceed the amount of the Principal Obligations at that time; and

(v)	the Guarantee Limitations and any other limitations of a similar nature deriving from any other Primary Debt Document shall (without double counting) apply to the Parallel Debt in the same manner as to the Principal Obligations.

(d)	All moneys received or recovered by the Security Agent pursuant to this Clause 19.3, and all amounts received or recovered by the Security Agent from or by the enforcement of any Transaction Security granted to secure the Parallel Debt, shall be applied in accordance with Clause 17 (Application of Proceeds).

(e)	The rights of the Secured Parties (other than the Security Agent) to receive payment of the Principal Obligations of each Debtor are several and separate and independent from, and without prejudice to, the rights of the Security Agent to receive payment under the Parallel Debt.

(f)	Without limiting or affecting a Security Agent’s rights against the Debtors (whether under this Clause 19.3 or under any other provision of any Primary Debt Document), each Debtor acknowledges that:

(i)	nothing in this Clause 19.3 shall impose any obligation on the Security Agent to advance any sum to any Debtor or otherwise under any Primary Debt Document, except, if applicable, in its capacity as a Primary Creditor; and

(ii)	for the purpose of any vote taken under any Primary Debt Document, a Security Agent shall not be regarded as having any participation or commitment other than, if applicable, those which it has in its capacity as a Primary Creditor.

(g)	The Security Agent may enforce performance of any Parallel Debt in its own name as an independent and separate right. This includes any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in respect of any kind of insolvency proceedings.

(h)	Each Secured Party must, at the request of the Security Agent, perform any act required in connection with the enforcement of any Parallel Debt. This includes joining in any proceedings as co-claimant with the Security Agent to the extent necessary to allow enforcement of any Parallel Debt.

(i)	This Clause 20.3 shall not apply for any security interest which is expressed to be or is construed to be governed by Norwegian law.

20.4	Instructions

(a)	The Security Agent shall:

(i)	subject to paragraphs (d) and (e) below, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Instructing Group; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, in accordance with instructions given to it by that Creditor or group of Creditors).

(b)	The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Instructing Group (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Creditor or group of Creditors under this Agreement and unless a contrary intention appears in this Agreement, any instructions given to the Security Agent by the Instructing Group shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Agreement;

(ii)	where this Agreement requires the Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Security Agent’s own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, Clauses 20.7 (No duty to account) to Clause 20.12 (Exclusion of liability), Clause 20.15 (Confidentiality) to Clause 20.22 (Custodians and nominees) and Clause 20.25 (Acceptance of title) to Clause 20.29 (Disapplication of Trustee Acts);

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 14 (Non-Distressed Disposals);

(B)	Clause 17.1 (Order of application);

(C)	Clause 17.2 (Prospective liabilities);

(D)	Clause 17.3 (Treatment of Cash Cover, Lender Cash Collateral); and

(E)	Clause 17.6 (Permitted Deductions).

(e)	If giving effect to instructions given by the Instructing Group would (in the Security Agent’s opinion) have an effect equivalent to an Intercreditor Amendment, the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that Intercreditor Amendment. Nothing in this paragraph (e) shall oblige the Security Agent to consider or monitor the effect of any instruction delivered to it in accordance with this Agreement and the Security Agent shall have no liability to any Party whatsoever (including as a result of any corresponding delay) unless directly caused by the Security Agent’s gross negligence or wilful misconduct, if in fact, such instructions do or do not have the effect of an Intercreditor Amendment.

(f)	In exercising any discretion to exercise a right, power or authority under the Debt Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (d)(iv) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(g)	The Security Agent may refrain from acting in accordance with any instructions of any Creditor or group of Creditors until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Debt Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the provisions of Clause 13 (Enforcement of Transaction Security) and the remainder of this Clause 20.4, in the absence of instructions, the Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

20.5	Duties of the Security Agent

(a)	The Security Agent’s duties under the Debt Documents are solely mechanical and administrative in nature.

(b)	The Security Agent shall promptly:

(i)	forward to each Creditor Representative and to each Hedge Counterparty a copy of any document received by the Security Agent from any Debtor under any Debt Document; and

(ii)	forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c)	Except where a Debt Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	Without prejudice to Clause 25.3 (Notification of prescribed events), if the Security Agent receives notice from a Party referring to any Debt Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Primary Creditors.

(e)	To the extent that a Party (other than the Security Agent) is required to calculate a Common Currency Amount, the Security Agent shall upon a request by that Party, promptly notify that Party of the relevant Security Agent’s Spot Rate of Exchange.

(f)	The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Debt Documents to which it is expressed to be a party (and no others shall be implied).

20.6	No fiduciary duties to Debtors or Subordinated Creditors

Nothing in this Agreement constitutes the Security Agent as an agent, trustee or fiduciary of any Debtor or any Subordinated Creditor.

20.7	No duty to account

The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

20.8	Business with the Group

The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

20.9	Rights and discretions

(a)	The Security Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Instructing Group, any Creditors or any group of Creditors are duly given in accordance with the terms of the Debt Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Debt Documents for so acting have been satisfied; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Security Agent may assume (unless it has received notice to the contrary in its capacity as security trustee or (where the Security Agent may not hold the relevant Security as trustee under applicable law) as security agent for the Secured Parties) that:

(i)	no Default, Event of Default, termination event (however described) or Acceleration Event has occurred;

(ii)	any right, power, authority or discretion vested in any Party or any group of Creditors has not been exercised; and

(iii)	each notice or request given or made by the Parent is made on behalf of and with the consent and knowledge of all the Debtors.

(c)	The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by any Primary Creditor) if the Security Agent in its reasonable opinion deems this to be desirable.

(e)	The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Security Agent, any Receiver and any Delegate may act in relation to the Debt Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct.

(g)	Unless this Agreement expressly specifies otherwise, the Security Agent may disclose to any other Party any information it reasonably believes it has received as security trustee or agent under this Agreement.

(h)	The Security Agent shall not be obliged to appropriate any shares forming part of the Transaction Security, even if so instructed by the Instructing Group (or the Majority Super Senior Creditors or the Majority Senior Secured Creditors, as applicable to the extent they are entitled to give instructions under Clause 13 (Enforcement of Transaction Security)) and the Security Agent shall have no liability to any Party whatsoever as a result of not appropriating any such shares or taking any action or inaction in relation to this paragraph (h).

(i)	Notwithstanding any other provision of any Debt Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)	Notwithstanding any provision of any Debt Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

20.10	Responsibility for documentation

None of the Security Agent, any Receiver nor any Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent, a Debtor or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

20.11	No duty to monitor

The Security Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Debt Document; or

(c)	whether any other event specified in any Debt Document has occurred.

20.12	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Debt Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate), none of the Security Agent, any Receiver nor any Delegate will be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Debt Document or the Security Property unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Debt Document or the Security Property;

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this paragraph (b) subject to Clause 1.3 (Third Party Rights) and the provisions of the Third Parties Act.

(c)	Nothing in this Agreement shall oblige the Security Agent to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Primary Creditor,

on behalf of any Primary Creditor and each Primary Creditor confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(d)	Without prejudice to any provision of any Debt Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any Receiver or Delegate arising under or in connection with any Debt Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not foreseeable and whether or not the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

20.13	Primary Creditors’ indemnity to the Security Agent

(a)	Each Primary Creditor (other than any Creditor Representative) shall (in the proportion that the Liabilities due to it bear to the aggregate of the Liabilities due to all the Primary Creditors (other than any Creditor Representative) for the time being (or, if the Liabilities due to the Primary Creditors (other than any Creditor Representative) are zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Debt Document).

(b)	For the purposes only of paragraph (a) above, to the extent that any hedging transaction under a Hedging Agreement has not been terminated or closed-out, the Hedging Liabilities due to any Hedge Counterparty in respect of that hedging transaction will be deemed to be:

(i)	if the relevant Hedging Agreement is based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of those hedging transactions, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(ii)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case as calculated in accordance with the relevant Hedging Agreement.

(c)	Subject to paragraph (d) below, the Parent shall immediately on demand reimburse any Primary Creditor for any payment that Primary Creditor makes to the Security Agent pursuant to paragraph (a) above.

(d)	Paragraph (c) above shall not apply to the extent that the indemnity payment in respect of which the Primary Creditor claims reimbursement relates to a liability of the Security Agent to a Debtor.

20.14	Resignation of the Security Agent

(a)	The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Primary Creditors and the Parent.

(b)	Alternatively the Security Agent may resign by giving 30 days’ notice to the Primary Creditors and the Parent, in which case the Required Super Senior Creditors and the Required Senior Secured Creditors may appoint a successor Security Agent.

(c)	If the Required Super Senior Creditors and the Required Senior Secured Creditors have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent (after consultation with the Creditor Representatives and the Hedge Counterparties) may appoint a successor Security Agent.

(d)	The retiring Security Agent shall make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Debt Documents. The Parent shall, within five (5) Business Days of demand, reimburse the retiring Security Agent for the amount of all documented costs and expenses (including legal fees) reasonably incurred by it in making available such documents and records and providing such assistance.

(e)	The Security Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer of all the Security Property to that successor.

(f)	Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 20.27 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of this Clause 19 and Clause 24.1 (Indemnity to the Security Agent) (and any Security Agent fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g)	The Required Super Senior Creditors and the Required Senior Secured Creditors may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above.

20.15	Confidentiality

(a)	In acting as trustee or agent for the Secured Parties, the Security Agent shall be regarded as acting through its trustee or agent division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Debt Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

20.16	Information from the Creditors

Each Creditor shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.

20.17	Credit appraisal by the Secured Parties

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

20.18	Security Agent’s management time and additional remuneration

(a)	Any amount payable to the Security Agent under Clause 20.13 (Primary Creditors’ indemnity to the Security Agent), Clause 23 (Costs and Expenses) or Clause 24.1 (Indemnity to the Security Agent) shall include the cost of utilising the Security Agent's management time or other resources and will be calculated on the basis of such daily or hourly rates as the Security Agent may notify to the Company, and is in addition to any other fee paid or payable to the Security Agent.

(b)	Without prejudice to paragraph (a) above, in the event of:

(i)	a Default;

(ii)	the Security Agent being requested by a Debtor or the Instructing Group to undertake duties which the Security Agent and the Parent agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Debt Documents; or

(iii)	the Security Agent and the Parent agreeing that it is otherwise appropriate in the circumstances,

the Parent shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

(c)	If the Security Agent and the Parent fail to agree upon the nature of the duties or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Parent or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Parent) and the determination of any investment bank shall be final and binding upon the Parties.

20.19	Reliance and engagement letters

The Security Agent may obtain and rely on any certificate or report from any Debtor’s auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor’s liability and the extent to which that certificate or report may be relied on or disclosed).

20.20	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Debt Document or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Debt Document or of the Transaction Security;

(d)	take, or to require any Debtor to take, any step to monitor, maintain, register and perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Security Document.

20.21	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Charged Property;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Debt Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Instructing Group requests it to do so in writing and the Security Agent fails to do so within fourteen days after receipt of that request.

20.22	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust (or any asset held as agent) as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement (or any asset held as agent) and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

20.23	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

20.24	Additional Security Agents

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or agent or as a co-trustee or co-agent jointly with it:

(i)	if it considers that appointment to be in the interests of the Secured Parties;

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Parent and the Primary Creditors of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Debt Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

20.25	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Debtor may have to any of the Charged Property and shall not be liable for, or bound to require any Debtor to remedy, any defect in its right or title.

20.26	Refrain from illegality

Notwithstanding anything else herein contained, the Security Agent may refrain without liability from doing anything that would or might in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the European Union, the United States of America (in each case including any jurisdiction forming a part of it) and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction or a breach of fiduciary duty or duty of confidentiality and the Security Agent may without liability do anything which is, in its opinion (acting reasonably), necessary to comply with any such law, directive, duty or regulation.

20.27	Winding up of trust

If the Security Agent, with the approval of each Creditor Representative and each Hedge Counterparty, determines that:

(a)	all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents,

then:

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to Clause 20.14 (Resignation of the Security Agent) shall release, without recourse, representation, warranty or liability, all of its rights under each Security Document.

20.28	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Debt Documents shall, as applicable, be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

20.29	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

20.30	Intra-Group Lenders and Debtors: Power of Attorney

Each Intra-Group Lender and Debtor by way of security for its obligations under this Agreement irrevocably appoints the Security Agent to be its attorney to do anything which that Intra-Group Lender or Debtor has authorised the Security Agent or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do (and the Security Agent may delegate that power on such terms as it sees fit).

20.31	Appointment of the Security Agent as agent in relation to Spanish Security Documents; powers of attorney in favour of the Security Agent; Spanish law particularities

(a)	Each of the Secured Parties hereby irrevocably authorises and, to the extent practicable, empowers each of the Agent and the Security Agent (whether or not through any employees or agents) (and to the extent it may have any interest therein, every other Party hereto) to execute on behalf of itself and each other Party all the necessary grantings, releases, enforcements or confirmations of any security created under any Spanish Security Document agreed upon in accordance with the Debt Documents. In particular, the Security Agent is empowered by each of the Secured Parties to:

(i)	exercise such rights, remedies, powers and discretions as are specifically delegated to or conferred upon the Security Agent under the Transaction Security Documents or any other Debt Document together with such powers and discretions as are reasonably incidental thereto;

(ii)	notarise or raise into the status of Spanish Public Document any Debt Document;

(iii)	appear before a Notary Public and accept any type of guarantee or security, whether personal or real, granted in favour of the Secured Parties (whether in its own capacity or as agent for other parties) over any and all shares, rights, receivables, goods and chattels, fixing their price for the purposes of an auction and the address for serving of notices and submitting to the jurisdiction of law courts by waiving its own forum, and release such guarantees or security, all of the foregoing under the terms and conditions which the attorney may freely agree, signing the notarial deeds (escrituras públicas) or intervened policies (póliza intervenidas) that the attorney may deem fit;

(iv)	ratify, if necessary or convenient, any such escrituras públicas or pólizas intervenidas executed by an orally appointed representative in the name or on behalf of the Secured Parties;

(v)	execute and/or deliver any and all deeds, documents and do any and all acts and things required in connection with the execution of the Spanish Security Document, and/or the execution of any further notarial deed of amendment (escritura pública de rectificación o subsanación) that may be required for the purpose of or in connection with the powers granted in this Clause 20;

(vi)	appear before any relevant authorities or registries for the purpose of executing, delivering, filing, registering, enforcing, recording or updating document, information, statement, payment, application or official forms (including those of a tax nature) that the Security Agent deems desirable or necessary in connection with the Transaction Security Documents;

(vii)	execute in the name of any of the Secured Parties (whether in its own capacity or as agent for other parties) any novation, amendment, ratification, formalisation, acknowledgement, confirmation or cancellation of or to any Debt Document and appear before a Notary Public and raise any document into the status of a public document; and

(viii)	upon enforcement in Spain of any security interests created by any Debtor under the Debt Documents, carry out any action which may be necessary for the enforcement of the Spanish Security (including the appointment of procuradores and appearance before the relevant courts).

(b)	As an exception to the above, to the extent any Secured Party is unable to grant such powers referred to in paragraph (a) above or in any other provision of this Agreement to the Security Agent, each such Secured Party undertakes to:

(i)	exercise in conjunction with the Security Agent and in the same act those powers which otherwise would have been conferred on the Security Agent; or

(ii)	grant a notarial power of attorney duly notarised and apostilled or legalised (as the case may be) empowering the Security Agent (or its successor as a result of a change of Security Agent) to carry out any of the actions that may be required in Spain or any other jurisdiction as appropriate. Such power of attorney shall be granted at the request of the Security Agent.

(c)	The relevant Secured Party will need to fully disclose its identity for the purpose of:

(i)	granting the notarial power of attorney referred to in paragraph (b) above; and

(ii)	if so requested by the Security Agent, granting any document (public or private) in Spain necessary for accepting, confirming, completing or enforcing any Spanish Security Documents agreed upon in accordance with the Debt Documents.

(d)	The Security Agent shall be entitled to accept any Spanish Security Document in the name and on behalf of the Secured Parties by virtue of the powers granted in this Clause 20.

In furtherance of this Clause 20, each of the Secured Parties hereby undertakes to the Security Agent that, promptly upon request, such Secured Parties will ratify and confirm all transactions entered into and other actions by the Security Agent (or any of its substitutes or delegates) in the proper exercise of the power granted to it hereunder.

21	Note Trustee Protections

21.1	Limitation of Note Trustee Liability

It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by each Note Trustee not individually or personally but solely in its capacity as a Note Trustee in the exercise of the powers and authority conferred and vested in it under the relevant Debt Documents. It is further understood by the Parties that in no case shall a Note Trustee be (i) responsible or accountable in damages or otherwise to any other Party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by it in good faith in accordance with this Agreement and in a manner that the relevant Note Trustee believed to be within the scope of the authority conferred on the Note Trustee by this Agreement and the relevant Debt Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party, provided however, that a Note Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct. It is also acknowledged that a Note Trustee shall not have any responsibility for the actions of any individual Noteholder.

21.2	Note Trustee not fiduciary for other Creditors

The Note Trustee shall not be deemed to owe any fiduciary duty to any of the Creditors (other than the Noteholders for which it is the Creditor Representative), any of the Subordinated Creditors or any member of the Group and shall not be liable to any Creditor (other than the Noteholders for which it is the Creditor Representative) any Subordinated Creditor or any member of the Group if the Note Trustee shall in good faith mistakenly pay over or distribute to the Noteholders or to any other person cash, property or securities to which any Creditor (other than the Noteholders for which it is the Creditor Representative) shall be entitled by virtue of this Agreement or otherwise. With respect to the Creditors (other than the Noteholders for which it is the Creditor Representative) and any Subordinated Creditor, the Note Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the relevant Debt Documents (including this Agreement) and no implied covenants or obligations with respect to Creditors (other than the Noteholders for which it is the Creditor Representative) and any Subordinated Creditor shall be read into this Agreement against a Note Trustee.

21.3	Reliance on certificates

A Note Trustee may rely without enquiry on any notice, consent or certificate of the Security Agent or any other Creditor Representative or any Hedge Counterparty as to the matters certified therein.

21.4	Note Trustee

In acting under and in accordance with this Agreement a Note Trustee shall act in accordance with the relevant Note Indenture and shall seek any necessary instruction from the relevant Noteholders, to the extent provided for, and in accordance with, the relevant Note Indenture, and where it so acts on the instructions of the Noteholders, the Note Trustee shall not incur any liability to any person for so acting other than in accordance with the Note Indenture. Furthermore, prior to taking any action under this Agreement or the relevant Debt Documents, as the case may be, the Note Trustee may reasonably request and rely upon an opinion of counsel or opinion of another qualified expert, at the Parent’s expense, as applicable; provided, however, that any such opinions shall be at the expense of the relevant Noteholders, if such actions are on the instructions of the relevant Noteholders.

21.5	Turnover obligations

Notwithstanding any provision in this Agreement to the contrary, a Note Trustee shall only have an obligation to turn over or repay amounts received or recovered under this Agreement by it (i) if it had actual knowledge that the receipt or recovery is an amount received in breach of a provision of this Agreement (a “Turnover Receipt”) and (ii) to the extent that, prior to receiving that knowledge, it has not distributed the amount of the Turnover Receipt to the Noteholders for which it is the Creditor Representative in accordance with the provisions of the relevant Note Indenture. For the purpose of this Clause 21.5, (i) “actual knowledge” of the Note Trustee shall be construed to mean the Note Trustee shall not be charged with knowledge (actual or otherwise) of the existence of facts that would impose an obligation on it to make any payment or prohibit it from making any payment unless a responsible officer of such Note Trustee has received, not less than two Business Days’ prior to the date of such payment, a written notice that such payments are required or prohibited by this Agreement; and (ii) “responsible officer” when used in relation to the Note Trustee means any person who is an officer within the corporate trust and agency department of the Note Trustee, including any director, associate director, vice president, assistance vice president, senior associate, assistant treasurer, trust officer, or any other officer of the Note Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement.

21.6	Creditors and the Note Trustee

In acting pursuant to this Agreement and the relevant Note Indenture, the Note Trustee is not required to have any regard to the interests of the Creditors (other than the Noteholders for which it is the Creditor Representative Creditors) or any Subordinated Creditor.

21.7	Note Trustee; reliance and information

(a)	The Note Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

(b)	Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Primary Creditor (other than the Noteholders for which it is the Creditor Representative) confirms that it has not relied exclusively on any information provided to it by a Note Trustee in connection with any Debt Document. A Note Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party.

(c)	A Note Trustee is entitled to assume that:

(i)	any payment or other distribution made in respect of the Liabilities, respectively, has been made in accordance with the provisions of this Agreement;

(ii)	any Security granted in respect of the Liabilities is in accordance with Clause 4.2 (Security: Senior Secured Creditors);

(iii)	no Default has occurred; and

(iv)	no Discharge Date has occurred,

unless it has actual notice to the contrary. A Note Trustee is not obliged to monitor or enquire whether any such default has occurred.

21.8	No action

A Note Trustee shall not have any obligation to take any action under this Agreement unless it is indemnified or secured to its satisfaction (whether by way of payment in advance or otherwise) by the Debtors or the Noteholders for which it is the Creditor Representative, as applicable, in accordance with the terms of the relevant Note Indenture. A Note Trustee is not required to indemnify any other person, whether or not a Party in respect of the transactions contemplated by this Agreement.

21.9	Departmentalisation

In acting as a Note Trustee, a Note Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by a Note Trustee which is received or acquired by some other division or department or otherwise than in its capacity as Note Trustee may be treated as confidential by that Note Trustee and will not be treated as information possessed by that Note Trustee in its capacity as such.

21.10	Other parties not affected

This Clause 21 is intended to afford protection to each Note Trustee only and no provision of this Clause 21 shall alter or change the rights and obligations as between the other parties in respect of each other.

21.11	Security Agent and the Note Trustees

(a)	A Note Trustee is not responsible for the appointment or for monitoring the performance of the Security Agent.

(b)	A Note Trustee shall be under no obligation to instruct or direct the Security Agent to take any Security enforcement action unless it shall have been instructed to do so by the Noteholders for which it is the Creditor Representative and indemnified and/or secured to its satisfaction.

(c)	The Security Agent acknowledges and agrees that it has no claims for any fees, costs or expenses from, or indemnification against, a Note Trustee.

21.12	Provision of information

A Note Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party. A Note Trustee is not responsible for:

(a)	providing any Creditor with any credit or other information concerning the risks arising under or in connection with the Transaction Security Documents or Debt Documents (including any information relating to the financial condition or affairs of any Debtor or their related entities or the nature or extent of recourse against any party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b)	obtaining any certificate or other document from any Creditor.

21.13	Disclosure of information

Each Debtor irrevocably authorises a Note Trustee to disclose to any other Debtor any information that is received by that Note Trustee in its capacity as Note Trustee.

21.14	Illegality

A Note Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

21.15	Resignation of Note Trustee

A Note Trustee may resign or be removed in accordance with the terms of the relevant Note Indenture, provided that a replacement of such Note Trustee agrees with the Parties to become the replacement trustee under this Agreement by the execution of a Creditor/Creditor Representative Accession Undertaking.

21.16	Agents

A Note Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with reasonable care by it hereunder.

21.17	No Requirement for Bond or Security

A Note Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

21.18	Provisions Survive Termination

The provisions of this Clause 20.31 shall survive any termination of discharge of this Agreement.

22	Changes to the Parties

22.1	Assignments and transfers

No Party may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations,

in respect of any Debt Documents or the Liabilities except as permitted by this Clause 22.

22.2	New Subordinated Creditor

A person shall become a Subordinated Creditor if it accedes to this Agreement as a Subordinated Creditor pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

22.3	Change of Subordinated Creditor

Subject to Clause 8.4 (No acquisition of Subordinated Liabilities), a Subordinated Creditor may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations,

in respect of the Subordinated Liabilities owed to it if any assignee or transferee has (if not already party to this Agreement as a Subordinated Creditor) acceded to this Agreement, as a Subordinated Creditor, pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

22.4	Change of Lender

(a)	A Lender under an existing Facility may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

in respect of any Debt Documents or the Liabilities if:

(A)	that assignment or transfer is in accordance with the terms of the relevant Facility Agreement to which it is a party; and

(B)	subject to paragraph (b) below, any assignee or transferee has (if not already a Party as a Senior Secured Lender or Super Senior Lender, as applicable) acceded to this Agreement, as a Senior Secured Lender or Super Senior Lender, as applicable, pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

(b)	Paragraph (a)(ii)(B) above shall not apply in respect of:

(i)	any debt buy-back permitted to be undertaken by a Debtor under the relevant Facility Agreement; and

(ii)	any Liabilities Acquisition of the Senior Secured Debt Liabilities or Super Senior Liabilities by a member of the Group permitted under the relevant Facility Agreement and pursuant to which the relevant Liabilities are discharged, effected in accordance with the terms of the Debt Documents.

22.5	Change of Noteholder

Any Noteholder may assign, transfer or novate any of its rights and obligations to any person without the need for such person to execute and deliver to the Security Agent a Creditor / Creditor Representative Accession Undertaking.

22.6	Change of Hedge Counterparty

A Hedge Counterparty may (in accordance with the terms of the relevant Hedging Agreement and subject to any consent required under that Hedging Agreement) transfer any of its rights or obligations in respect of the Hedging Agreements to which it is a party if any transferee has (if not already a Party as a Hedge Counterparty) acceded to this Agreement pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking) as a Hedge Counterparty.

22.7	Change of Creditor Representative

No person shall become a Creditor Representative unless at the same time, it accedes to this Agreement as a Creditor Representative pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

22.8	Change of Intra-Group Lender

Subject to Clause 7.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations,

in respect of the Intra-Group Liabilities to another member of the Group if that member of the Group has (if not already a Party as an Intra-Group Lender) acceded to this Agreement as an Intra-Group Lender, pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

22.9	New Intra-Group Lender

If any Intra-Group Lender or any member of the Group makes any loan to or grants any credit to or makes any other financial arrangement having similar effect with any member of the Group, the Parent will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already a Party as an Intra-Group Lender) accedes to this Agreement as an Intra-Group Lender, pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking) provided that none of Globe Argentina Holdco, Ferroatlantica I+D S.L., Silicon Smelters, Ltd, Silico Ferrosolar S.L. and Globe Metales S.A. shall be required to accede to this Agreement as an Intra-Group Lender before the date falling seven (7) Business Days after the date of this Agreement.

22.10	Accession of Senior Secured Creditors under new Senior Secured Notes or Senior Secured Facilities

(a)	In order for indebtedness in respect of any issuance of high yield notes, exchange notes or other debt securities to constitute “Senior Secured Liabilities” for the purposes of this Agreement:

(i)	the Parent shall designate that issuance of debt securities as Senior Secured Notes and confirm in writing to the Primary Creditors that the incurrence of those debt securities as Senior Secured Liabilities under this Agreement will not breach the terms of any of its existing Senior Secured Debt Documents or Super Senior Debt Documents; and

(ii)	the trustee or agent in respect of those debt securities shall accede to this Agreement as the Creditor Representative in relation to those Senior Secured Liabilities pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

(b)	In order for indebtedness under any credit facility to constitute “Senior Secured Liabilities” for the purposes of this Agreement:

(i)	the Parent shall designate that credit facility as a Senior Secured Facility and confirm in writing to the Primary Creditors that the establishment of that Senior Secured Facility as Senior Secured Liabilities under this Agreement will not breach the terms of any of its existing Senior Secured Debt Documents or Super Senior Debt Documents;

(ii)	each creditor in respect of that credit facility shall accede to this Agreement as a Senior Secured Lender;

(iii)	each arranger in respect of that credit facility shall accede to this Agreement as an Arranger; and

(iv)	the facility agent in respect of that credit facility shall accede to this Agreement as the Creditor Representative in relation to that credit facility pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

22.11	Accession of Super Senior Creditors under new Super Senior Notes or Super Senior Facilities

(a)	In order for indebtedness in respect of any issuance of high yield notes, exchange notes or other debt securities to constitute “Super Senior Liabilities” for the purposes of this Agreement:

(i)	the Parent shall designate that issuance of debt securities as Super Senior Notes and confirm in writing to the Primary Creditors that the incurrence of those debt securities as Super Senior Liabilities under this Agreement will not breach the terms of any of its existing Senior Secured Debt Documents or Super Senior Debt Documents; and

(ii)	the trustee or agent in respect of those debt securities shall accede to this Agreement as the Creditor Representative in relation to those Super Senior Liabilities pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

(b)	In order for indebtedness under any credit facility to constitute “Super Senior Liabilities” for the purposes of this Agreement:

(i)	the Parent shall designate that credit facility as a Super Senior Facility and confirm in writing to the Primary Creditors that the establishment of that Super Senior Facility as Super Senior Liabilities under this Agreement will not breach the terms of any of its existing Senior Secured Debt Documents or Super Senior Debt Documents;

(ii)	each creditor in respect of that credit facility shall accede to this Agreement as a Super Senior Lender;

(iii)	each arranger in respect of that credit facility shall accede to this Agreement as an Arranger; and

(iv)	the facility agent in respect of that credit facility shall accede to this Agreement as the Creditor Representative in relation to that credit facility pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking).

22.12	New Ancillary Lender

If any Affiliate of a Lender becomes an Ancillary Lender in accordance with the relevant Facility Agreement, it shall not be entitled to share in any of the Transaction Security or in the benefit of any guarantee or indemnity in respect of any of the liabilities arising in relation to its Ancillary Facilities unless it has (if not already a Party as a Senior Secured Lender or Super Senior Lender (as applicable)) acceded to this Agreement in that capacity pursuant to Clause 22.13 (Creditor/Creditor Representative Accession Undertaking) and, to the extent required by the relevant Facility Agreement, to that Facility Agreement as an Ancillary Lender.

22.13	Creditor/Creditor Representative Accession Undertaking

With effect from the date of acceptance by the Security Agent of a Creditor/Creditor Representative Accession Undertaking duly executed and delivered to the Security Agent by the relevant acceding party or, if later, the date specified in that Creditor/Creditor Representative Accession Undertaking:

(a)	any Party ceasing entirely to be a Creditor shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)	as from that date, the replacement or new Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in the capacity specified in the Creditor/Creditor Representative Accession Undertaking; and

(c)	to the extent envisaged by the relevant Facility Agreement, any new Ancillary Lender (which is an Affiliate of a Lender) shall also become party to the relevant Facility Agreement as an “Ancillary Lender” and shall assume the same obligations and become entitled to the same rights as if it had been an original party to the Facility Agreement as an Ancillary Lender.

22.14	New Debtor

(a)	If any member of the Group:

(i)	incurs any Liabilities; or

(ii)	gives any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities,

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Agreement as a Debtor, in accordance with paragraph (c) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance.

(b)	If any Affiliate of a Borrower becomes a borrower of an Ancillary Facility in accordance with the relevant Facility Agreement, the relevant Borrower shall procure that such Affiliate accedes to this Agreement as a Debtor no later than contemporaneously with the date on which it becomes a borrower.

(c)	With effect from the date of acceptance by the Security Agent of a Debtor Accession Deed duly executed and delivered to the Security Agent by the new Debtor or, if later, the date specified in the Debtor Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor.

22.15	Additional parties

(a)	Each of the Parties appoints the Security Agent to receive on its behalf each Debtor Accession Deed and Creditor/Creditor Representative Accession Undertaking delivered to the Security Agent and the Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement or, where applicable, by the relevant Debt Document.

(b)	In the case of a Creditor/Creditor Representative Accession Undertaking delivered to the Security Agent by any new Ancillary Lender (which is an Affiliate of a Lender):

(i)	the Security Agent shall, as soon as practicable after signing and accepting that Creditor/Creditor Representative Accession Undertaking in accordance with paragraph (a) above, deliver that Creditor/Creditor Representative Accession Undertaking to the relevant Creditor Representative; and

(ii)	the relevant Creditor Representative shall, as soon as practicable after receipt by it, sign and accept that Creditor/Creditor Representative Accession Undertaking if it appears on its face to have been completed, executed and delivered in the form contemplated by this Agreement.

22.16	Resignation of a Debtor

(a)	The Parent may request that a Debtor ceases to be a Debtor by delivering to the Security Agent a Debtor Resignation Request.

(b)	The Security Agent shall accept a Debtor Resignation Request and notify the Parent and each other Party of its acceptance if:

(i)	the Parent has confirmed that no Default is continuing or would result from the acceptance of the Debtor Resignation Request;

(ii)	to the extent that the Senior Secured Debt Discharge Date has not occurred, each relevant Creditor Representative notifies the Security Agent that the Debtor is not, or has ceased to be, a borrower, an issuer or a guarantor of the Senior Secured Liabilities for which it is the Creditor Representative;

(iii)	to the extent that the Super Senior Debt Discharge Date has not occurred, each relevant Creditor Representative notifies the Security Agent that the Debtor is not, or has ceased to be, a borrower, an issuer or a guarantor of the Super Senior Liabilities for which it is the Creditor Representative;

(iv)	each Hedge Counterparty notifies the Security Agent that that Debtor is under no actual or contingent obligations to that Hedge Counterparty in respect of the Hedging Liabilities; and

(v)	the Parent confirms that that Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities and the Subordinated Liabilities.

(c)	Upon notification by the Security Agent to the Parent of its acceptance of the resignation of a Debtor, that member of the Group shall cease to be a Debtor and shall have no further rights or obligations under this Agreement as a Debtor.

23	Costs and Expenses

23.1	Transaction expenses

The Parent (or any other Debtor) shall, within five (5) Business Days of demand, pay, or procure payment, to the Security Agent the amount of all reasonable costs and expenses (including legal fees, notarial fees and registration costs) (including VAT where applicable) properly incurred by the Security Agent and by any Receiver or Delegate (evidence of which shall be provided to the Parent) in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Debt Documents executed after the date of this Agreement.

23.2	Amendment costs

If the Parent or any other Debtor requests an amendment, waiver or consent, the Parent shall, within five (5) Business Days of demand, reimburse or procurement the reimbursement of the Security Agent for the amount of all reasonable third party costs and expenses (including legal fees, notarial fees and registration costs) (including VAT where applicable) properly incurred by the Security Agent (and by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

23.3	Enforcement and preservation costs

The Parent (or any other Debtor) shall, within three Business Days of demand, pay, or procure payment, to the Security Agent the amount of all costs and expenses (including legal fees, notarial fees, registration costs and the costs of any Spanish court clerk (procurador de los tribunales) even if their intervention is not mandatory and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

23.4	Stamp taxes

The Parent (or any other Debtor) shall pay and, within five (5) Business Days of demand, indemnify the Security Agent against any cost, loss or liability the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document except to the extent that such stamp duty, registration or other similar Tax becomes payable upon a voluntary registration made by the Security Agent if such registration is not necessary to evidence, prove, maintain, enforce, compel or otherwise assert the rights of such Party.

23.5	Interest on demand

Without duplication of any default interest payable under any Debt Document, if any Creditor or Debtor fails to pay any amount payable by it under this Agreement on its due date, interest shall (to the extent such accrual does not result in any double counting under the provisions of this Agreement and the provisions of the other Debt Documents) accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is one (1) per cent. per annum over the rate at which the Security Agent would be able to obtain by placing on deposit with a leading bank an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Security Agent may from time to time select provided that if any such rate is below zero, that rate will be deemed to be zero.

24	OTHER INDEMNITIES

24.1	Indemnity to the Security Agent

(a)	Each Debtor jointly and severally shall promptly indemnify the Security Agent and every Receiver and Delegate against any fee, cost, claim, loss, tax or liability (together with any applicable VAT) incurred by any of them as a result of:

(i)	any failure by the Parent to comply with its obligations under Clause 23 (Costs and Expenses);

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	the taking, holding, protection or enforcement of the Transaction Security;

(iv)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent, each Receiver and each Delegate by the Debt Documents or by law;

(v)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents;

(vi)	instructing lawyers, accountants, tax advisers, surveyors, a Financial Adviser or other professional advisers or experts as permitted under this Agreement; or

(vii)	acting as Security Agent, Receiver or Delegate under the Debt Documents or which otherwise relates to any of the Security Property (otherwise, in each case, than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct).

(b)	Each Debtor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 24.1 will not be prejudiced by any release or disposal under Clause 15 (Distressed Disposals) taking into account the operation of that Clause 15.

(c)	The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 24.1 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

24.2	Parent’s indemnity to Primary Creditors

The Parent shall promptly and as principal obligor indemnify each Primary Creditor against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, incurred by any of them in relation to or arising out of the operation of Clause 15 (Distressed Disposals).

24.3	Survival of certain provisions

Clause 20.13 (Primary Creditors’ indemnity to the Security Agent), Clause 23 (Costs and Expenses) and Clause 24.1 (Indemnity to the Security Agent) shall survive any termination or discharge of this Agreement and the resignation, or termination of the appointment, of the Security Agent.

25	INFORMATION

25.1	Dealings with Security Agent and Creditor Representatives

(a)	Subject to the provisions of any Facility Agreement relating to “Communication when Agent is Impaired Agent”, each Senior Secured Noteholder, Senior Secured Lender, Super Senior Noteholder and Super Senior Lender shall deal with the Security Agent exclusively through its Creditor Representative and the Hedge Counterparties shall deal directly with the Security Agent and shall not deal through any Creditor Representative.

(b)	No Creditor Representative shall be under any obligation to act as agent or otherwise on behalf of any Hedge Counterparty except as expressly provided for in, and for the purposes of, this Agreement.

25.2	Disclosure between Primary Creditors and Security Agent

Notwithstanding any agreement to the contrary, each of the Debtors and Subordinated Creditors consents, until the Final Discharge Date, to the disclosure by any Primary Creditor and the Security Agent to each other (whether or not through a Creditor Representative or the Security Agent) of such information concerning the Debtors and the Subordinated Creditors as any Primary Creditor or the Security Agent shall see fit.

25.3	Notification of prescribed events

(a)	If an Event of Default or Default under a Senior Secured Debt Document or Super Senior Debt Document either occurs or ceases to be continuing the relevant Creditor Representative shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Primary Creditor.

(b)	If an Acceleration Event occurs, the relevant Creditor Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(c)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Party of that action.

(d)	If any Primary Creditor exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Party of that action.

(e)	If the Security Agent receives a Super Senior Enforcement Notice it shall, upon receiving that notice, notify, and send a copy of that notice to, each Creditor Representative.

(f)	If a Debtor defaults on any Payment due under a Hedging Agreement, the Hedge Counterparty which is party to that Hedging Agreement shall, upon becoming aware of that default, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Creditor Representatives and each other Hedge Counterparty.

(g)	If a Hedge Counterparty terminates or closes-out, in whole or in part, any hedging transaction under any Hedging Agreement under Clause 5.9 (Permitted Enforcement: Hedge Counterparties) it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Creditor Representative and each other Hedge Counterparty.

26	NOTICES

26.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

26.2	Security Agent’s communications with Primary Creditors

(a)	The Security Agent shall be entitled to carry out all dealings with the Noteholders and Lenders through their respective Creditor Representatives and may give to the Creditor Representatives, as applicable, any notice, document or other communication required to be given by the Security Agent to a Lender or a Noteholder; and

(b)	with each Hedge Counterparty directly with that Hedge Counterparty.

26.3	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	in the case of the Parent or the Company, that identified with its name below;

(b)	in the case of the Security Agent, that identified with its name below; and

(c)	in the case of each other Party, that notified in writing to the Security Agent on or prior to the date on which it becomes a Party,

or any substitute address, fax number or department or officer which that Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days’ notice.

26.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 26.3 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Security Agent’s signature below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c)	Any communication or document made or delivered to the Parent in accordance with this Clause 26.4 will be deemed to have been made or delivered to each of the Debtors.

(d)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

26.5	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 26.3 (Addresses) or changing its own address or fax number, the Security Agent shall notify the other Parties.

26.6	Electronic communication

(a)	Any communication or document to be made or delivered by one Party to another under or in connection with this Agreement may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any such electronic communication or delivery as specified in paragraph (a) above to be made between a Subordinated Creditor, a Debtor or an Intra-Group Lender and the Security Agent or a Primary Creditor may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c)	Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the Security Agent only if it is addressed in such a manner as the Security Agent shall specify for this purpose.

(d)	Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in this Agreement to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 26.6.

26.7	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Security Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

27	PRESERVATION

27.1	Partial invalidity

If, at any time, any provision of a Debt Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

27.2	No impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

27.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under a Debt Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Debt Document. No election to affirm any Debt Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Debt Document are cumulative and not exclusive of any rights or remedies provided by law.

27.4	Waiver of defences

The provisions of this Agreement or any Transaction Security will not be affected by an act, omission, matter or thing which, but for this Clause 27.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Primary Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

27.5	Priorities not affected

Except as otherwise provided in this Agreement the priorities referred to in Clause 2 (Ranking and Priority) will:

(a)	not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Primary Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)	secure the Liabilities owing to the Primary Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

28	Consents, Amendments and Override

28.1	Required consents

(a)	Subject to paragraph (b) below and to Clause 28.4 (Exceptions):

(i)	Clause 18.1 (Equalisation Definitions) to Clause 18.3 (Equalisation) may be amended or waived with the consent of the Creditor Representatives in respect of any Creditor Class and the Security Agent to the extent that that amendment or waiver does not affect any other Creditor Class;

(ii)	Schedule 4 (Hedge Counterparties’ Guarantee and Indemnity) may be amended or waived with the consent of each Hedge Counterparty to the extent that that amendment or waiver does not affect the Senior Secured Debt Creditors or the Super Senior Creditors; and

(iii)	subject to paragraphs (i) to (ii) above, this Agreement may be amended or waived only with the consent of the Creditor Representatives, the Required Super Senior Creditors and the Required Senior Secured Creditors and the Security Agent.

(b)	An amendment or waiver that has the effect of changing or which relates to:

(i)	Clause 12 (Redistribution), Clause 13 (Enforcement of Transaction Security), Clause 17 (Application of Proceeds) or this Clause 28 (Consents, Amendments and Override);

(ii)	paragraphs (d)(iii), (e) and (f) of Clause 20.4 (Instructions);

(iii)	the order of priority or subordination under this Agreement,

shall not be made without the consent of:

(A)	each of the Creditor Representatives acting in accordance with the provisions of the applicable Primary Financing Documents.

(B)	each Hedge Counterparty (to the extent that the amendment or waiver would (i) materially adversely affect the rights and obligations of the Hedge Counterparties under this Agreement in their capacity as such, and (ii) would not materially adversely affect the rights and obligations of any Creditor or class of Creditors other than the Hedge Counterparties (solely in their capacity as such)); and

(C)	the Security Agent.

28.2	Amendments and Waivers: Transaction Security Documents

(a)	Subject to paragraphs (b) and (c) below and to Clause 28.4 (Exceptions) and unless the provisions of any Debt Document expressly provide otherwise, the Security Agent may, if authorised by the Required Super Senior Creditors and the Required Senior Secured Creditors, and if the Parent consents, amend the terms of, waive any of the requirements of or grant consents under, any of the Transaction Security Documents which shall be binding on each Party.

(b)	Subject to paragraph (c) of Clause 28.4 (Exceptions), any amendment or waiver of, or consent under, any Transaction Security Document which has the effect of changing or which relates to:

(i)	the nature or scope of the Charged Property;

(ii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(iii)	the release of any Transaction Security,

shall not be made without the prior consent of each of the Creditor Representatives acting in accordance with the provisions of the applicable Primary Financing Documents and the Hedge Counterparties.

(c)	With respect to any Debtor whose registered office is located in France, any amendment or waiver of, or consent under, any Transaction Security Document which:

(i)	has the effect of changing or which relates to the definition of “Secured Obligations” in the relevant Transaction Security Document, or

(ii)	is or would constitute financial assistance within the meaning of in Article L.225-216 of the French Commercial Code (Code de commerce) or would constitute a misuse of corporate assets within the meaning of article L.241-3, L.242-6 or L.244-1 of the French Commercial Code (Code de commerce) or any other applicable law or regulations having the same effect, as interpreted by French courts, no consent, amendment or granting shall be made or decided or agreed upon by the Parent without the prior express consent of the relevant member of the Group (other than the Parent) which is a Party to such Transaction Security Document.

28.3	Effectiveness

(a)	Any amendment, waiver or consent given in accordance with this Clause 28 will be binding on all Parties and the Security Agent may effect, on behalf of any Primary Creditor, any amendment, waiver or consent permitted by this Clause 28.

(b)	Without prejudice to the generality of Clause 20.9 (Rights and discretions) the Security Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

28.4	Exceptions

(a)	Subject to paragraphs (c) and (d) below, if the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Primary Creditor (other than any Creditor Representative or any Arranger), in a way which affects or would affect Primary Creditors of that Party’s class generally; or

(ii)	in the case of a Debtor, to the extent consented to by the Parent under paragraph (a) of Clause 28.2 (Amendments and Waivers: Transaction Security Documents),

the consent of that Party is required.

(b)	Subject to paragraphs (c) and (d) below, an amendment, waiver or consent which relates to the rights or obligations of a Creditor Representative, an Arranger, the Security Agent (including, without limitation, any ability of the Security Agent to act in its discretion under this Agreement) or a Hedge Counterparty may not be effected without the consent of that Creditor Representative or, as the case may be, that Arranger, the Security Agent or that Hedge Counterparty.

(c)	Neither paragraph (a) nor (b) above, nor paragraph (b) of Clause 28.2 (Amendments and Waivers: Transaction Security Documents) shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any consent,

which, in each case, the Security Agent gives in accordance with Clause 14 (Non-Distressed Disposals) or Clause 15 (Distressed Disposals).

(d)	Paragraphs (a) and (b) above shall apply to an Arranger only to the extent that Liabilities are then owed to that Arranger.

28.5	Disenfranchisement of Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment:

(i)	in ascertaining:

(A)	the Required Super Senior Creditors or Majority Senior Secured Creditors; or

(B)	whether:

(1)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Super Senior Credit Participations or Senior Secured Credit Participations; or

(2)	the agreement of any specified group of Primary Creditors,

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement,

that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments and, to the extent that that reduction results in that Defaulting Lender’s Commitments being zero, that Defaulting Lender shall be deemed not to be a Lender, a Senior Secured Creditor or a Super Senior Creditor.

(b)	For the purposes of this Clause 28.5, the Security Agent may assume that the following Primary Creditors are Defaulting Lenders:

(i)	any Lender which has notified the Security Agent that it has become a Defaulting Lender;

(ii)	any Lender to the extent that the relevant Creditor Representative has notified the Security Agent that that Lender is a Defaulting Lender; and

(iii)	any Lender in relation to which it is aware that any of the events or circumstances referred to in the definition of “Defaulting Lender” (or any substantially similar term) in the relevant Facility Agreement has occurred, unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Security Agent) or the Security Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

28.6	Calculation of Super Senior Credit Participations and Senior Secured Credit Participations

For the purpose of ascertaining whether any relevant percentage of Senior Secured Credit Participations or Super Senior Credit Participations has been obtained under this Agreement, the Security Agent may notionally convert the Senior Secured Credit Participations and/or Super Senior Creditor Participations into their Common Currency Amounts.

28.7	Deemed consent

If, at any time prior to the Final Discharge Date, any of the Primary Creditors (or the relevant Creditor Representative(s) on their behalf) give a Consent in respect of their respective Debt Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders and the Parent and the Subordinated Creditors will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that the Primary Creditors may reasonably require to give effect to this Clause 28.7.

28.8	Excluded consents

Clause 28.7 (Deemed consent) does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Agreement or of any Security Document.

28.9	No liability

None of the Primary Creditors will be liable to any other Creditor, or Debtor for any Consent given or deemed to be given under this Clause 28.

28.10	Agreement to override

(a)	Subject to paragraph (b) below, unless expressly stated otherwise in this Agreement, this Agreement overrides anything in the Debt Documents to the contrary.

(b)	Notwithstanding anything to the contrary in this Agreement, paragraph (a) above will not cure, postpone, waive or negate in any manner any default or event of default (however described) under any Debt Document as between any Creditor and any Debtor that are party to that Debt Document.

29	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

30	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

31	ENFORCEMENT

31.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	Notwithstanding paragraph (a) above, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

31.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law:

(i)	each Debtor (unless incorporated in England and Wales):

(A)	irrevocably appoints the Parent as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and the Parent, by its execution of this Agreement, accepts that appointment; and

(B)	agrees that failure by a process agent to notify the relevant Debtor of the process will not invalidate the proceedings concerned; and

(ii)	each Subordinated Creditor (unless incorporated in England and Wales):

(A)	irrevocably appoints the Parent as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

(B)	agrees that failure by a process agent to notify the relevant Subordinated Creditor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent or the relevant Subordinated Creditor must immediately (and in any event within five (5) days of such event taking place) appoint another agent on terms acceptable to each Creditor Representative and each Hedge Counterparty. Failing this, the relevant Creditor Representative or Hedge Counterparty (as the case may be) may appoint another agent for this purpose.

32	SPanish formalities

(a)	For the purpose of art. 571 et seq. of the Spanish Civil Procedure Act, the Parties agree that:

(i)	the amount due and payable under the Debt Documents by any Debtor or security provider that may be claimed in any executive proceedings brought in Spain will be contained in a certificate setting out the relevant calculations and determinations provided by the Security Agent, the relevant Creditor Representative or a Secured Party and will be based on the accounts maintained by the Security Agent, the relevant Creditor Representative or Secured Party (as appropriate) in connection with the Debt Documents. For this purpose, the Security Agent may request (if appropriate) from each Creditor Representative or Secured Party, and each of them undertakes to provide to the Security Agent, a certificate issued by each of them reflecting the balance of the amounts due for payment under each Debt Document (as appropriate);

(ii)	subject to the terms of this Agreement, the Security Agent, the relevant Creditor Representative and/or each Secured Party may (at the cost of the relevant Spanish Debtor) have the certificate notarized evidencing that the calculations and determinations have been effected; and

(iii)	the amount of the balance so established shall be notified to the relevant Debtors.

Notwithstanding the above, for the purposes of art. 571 et seq. of the Spanish Civil Procedure Act, the Parties agree and the Debtors expressly recognize that the certificate issued by the Security Agent containing the total outstanding amount under the Debt Documents shall be sufficient and conclusive evidence of the total amounts due and payable (líquido, vencido y exigible) from time to time and to take any Enforcement Action (including enforcement of any Spanish Security Document).

(b)	The Debtors hereby expressly authorise the Security Agent (and each Secured Party, as appropriate) to request and obtain certificates and documents issued by the notary who has formalised this Agreement (or any accession deed or amendment thereto) in order to evidence its compliance with the entries of his registry-book and the relevant entry date for the purpose of numbers 4º or 5º (as applicable) of Article 517 of the Spanish Civil Procedure Act. The cost of such certificate and documents will be for the account of the Spanish Debtors in the manner provided under this Agreement.

(c)	This Agreement, as well as any amendments and/or any accession deed or accession undertaking thereto shall be raised to public by means of a Spanish Public Document for the purposes contemplated in Article 517 et seq., of the Spanish Civil Procedure Act, Articles 913-4 and 914-2, in relation to Article 916-2 of the Spanish Commercial Code and other related provisions. The costs of notarisation of this Agreement and any Debt Document, as well as any amendments and/or any accession undertaking shall be borne by the Debtors.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement and executed as a deed by the Intra-Group Lenders, the Debtors and the Subordinated Creditors and is intended to be and is delivered by them as a deed on the date specified above.

Schedule 1

Form of Debtor Accession Deed

THIS AGREEMENT is made on [ ] and made between:

(1)	[Insert Full Name of New Debtor] (the “Acceding Debtor”); and

(2)	[Insert Full Name of Current Security Agent] (the “Security Agent”), for itself and each of the other parties to the intercreditor agreement referred to below.

This agreement is made on [date] by the Acceding Debtor in relation to an intercreditor agreement (the “Intercreditor Agreement”) dated [ ] between, amongst others, [ ] as parent, [ ] as company, [ ] as security agent, [ ] as [super senior note trustee], the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement).

The Acceding Debtor intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the “Relevant Documents”.

IT IS AGREED as follows:

1	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Agreement, bear the same meaning when used in this Agreement.

2	The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

(a)	[any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security; and]*

(c)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities (or under the Parallel Debt pursuant to Clause 19.3 (Parallel Debt)) to the Security Agent as trustee or agent for (or otherwise for the benefit of) the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee or agent for (or otherwise for the benefit of) the Secured Parties, on trust for (or otherwise for the benefit of) the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3	The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4	[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].[1]

[4]/[5]	This Agreement [and any non-contractual obligations arising out of or in connection with it are is governed by, English law.

[This Agreement will be formalised in a Spanish Public Document, so that it may have the status of a Spanish Public Document and for all purposes contemplated in Article 517, number 4 of the Spanish Civil Procedure Act]2

THIS AGREEMENT has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

The Acceding Debtor

[EXECUTED AS A DEED	)
By: [Full Name of Acceding Debtor]	)

Director

Director/Secretary

OR

[EXECUTED AS A DEED	)
By: [Full name of Acceding Debtor]	)

Signature of Director

Name of Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

Address for notices:

Address:

Fax:

1 Include this paragraph in the relevant Debtor Accession Deed if the Acceding Debtor is also to accede as an Intra-Group Lender to the Intercreditor Agreement.

2 Include this paragraph in the relevant Debtor Accession Deed if the Acceding Debtor is incorporated under the laws of Spain.

The Security Agent

[Full Name of Current Security Agent]

By:

Date:

Schedule 2

Form of Creditor/Creditor Representative Accession Undertaking

To:	[Insert full name of current Security Agent] for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	[Acceding Creditor]

THIS UNDERTAKING is made on [date] by [insert full name of new Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative/ Arranger/Intra-Group Lender/Subordinated Creditor] (the “Acceding Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative//Intra-Group Lender/Subordinated Creditor”) in relation to the intercreditor agreement (the “Intercreditor Agreement”) dated [ ] between, among others, [INSERT NAME OF PARENT] as parent, [INSERT NAME OF COMPANY] as company, [INSERT NAME OF SECURITY AGENT] as security agent, [INSERT NAME OF SUPER SENIOR NOTE TRUSTEE] as super senior note trustee, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative/ Arranger/Intra-Group Lender/Subordinated Creditor] being accepted as a [Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative/Arranger/Intra-Group Lender/Subordinated Creditor] for the purposes of the Intercreditor Agreement, the Acceding [Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative/ Arranger/Intra-Group Lender/Subordinated Creditor] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative/Arranger/Intra-Group Lender/Subordinated Creditor] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Senior Secured Creditor/Super Senior Creditor/Hedge Counterparty/Creditor Representative/Arranger/Intra-Group Lender/Subordinated Creditor] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

[The Acceding Lender is an Affiliate of a Lender and has become a provider of an Ancillary Facility. In consideration of the Acceding Lender being accepted as an Ancillary Lender for the purposes of the relevant Facility Agreement, the Acceding Lender confirms, for the benefit of the parties to the Facility Agreement, that, as from [date], it intends to be party to the Facility Agreement as an Ancillary Lender, and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by a Finance Party (as defined in the Facility Agreement) and agrees that it shall be bound by all the provisions of the Facility Agreement, as if it had been an original party to the Facility Agreement as an Ancillary Lender.]3

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above and is executed as a deed by the Acceding Creditor, if it is acceding as an Intra-Group Lender or a Subordinated Creditor and is delivered on the date stated above.

Acceding [Creditor]

[EXECUTED as a DEED]

[insert full name of Acceding

Creditor]

3 Include only in the case of an Ancillary Lender which is an Affiliate of a Credit Facility Lender which is using this undertaking to accede to the relevant Credit Facility Agreement in accordance with paragraph (c) of Clause 22.13 (Creditor/Creditor Representative Accession Undertaking)

By:

Address:

Fax:

Accepted by the Security Agent	[Accepted by the relevant Creditor Representative]

for and on behalf of	for and on behalf of

[Insert full name of current Security Agent]	[Insert full name of relevant Creditor Representative]

Date:	Date:][4]

4 Include only in the case of (i) a Hedge Counterparty or (ii) an Ancillary Lender which is an Affiliate of a Credit Facility Lender which is using this undertaking to accede to the relevant Credit Facility Agreement.

Schedule 3
Form of Debtor Resignation Request

To:	[ ] as Security Agent

From:	[resigning Debtor] and [Parent]

Dated:

Dear Sirs

[Parent] - [ ] Intercreditor Agreement

dated [ ] (the “Intercreditor Agreement”)

1	We refer to the Intercreditor Agreement. This is a Debtor Resignation Request. Terms defined in the Intercreditor Agreement have the same meaning in this Debtor Resignation Request unless given a different meaning in this Debtor Resignation Request.

2	Pursuant to Clause 22.16 (Resignation of a Debtor) of the Intercreditor Agreement we request that [resigning Debtor] be released from its obligations as a Debtor under the Intercreditor Agreement.

3	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)	[resigning Debtor] is under no actual or contingent obligations in respect of the Intra-Group Liabilities and the Subordinated Liabilities.

4	This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[Parent]	[resigning Debtor]

By:	By:

Schedule 4
Hedge Counterparties’ Guarantee and Indemnity

1	Guarantee

Each Debtor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Hedge Counterparty punctual performance by each other Debtor of all that Debtor’s obligations under the Hedging Agreements;

(b)	undertakes with each Hedge Counterparty that whenever another Debtor does not pay any amount when due under or in connection with any Hedging Agreement, that Debtor shall immediately on demand pay that amount as if it was the principal Debtor; and

(c)	agrees with each Hedge Counterparty that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Hedge Counterparty immediately on demand against any cost, loss or liability it incurs as a result of a Debtor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Hedging Agreement on the date when it would have been due. The amount payable by a Debtor under this indemnity will not exceed the amount it would have had to pay under this Schedule 4 if the amount claimed had been recoverable on the basis of a guarantee.

2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Debtor under the Hedging Agreements, regardless of any intermediate payment or discharge in whole or in part.

3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Debtor or any security for those obligations or otherwise) is made by a Hedge Counterparty in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Debtor under this Schedule 4 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

4	Waiver of defences

The obligations of each Debtor under this Schedule 4 will not be affected by an act, omission, matter or thing which, but for this Schedule 4, would reduce, release or prejudice any of its obligations under this Schedule 4 (without limitation and whether or not known to it or any Hedge Counterparty) including:

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any other Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Debtor or any other person;

(e)	any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Hedging Agreement or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any hedging arrangements or the addition of any new hedging arrangements under any Hedging Agreement or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Hedging Agreement or any other document or security; or

(g)	any insolvency or similar proceedings.

5	Debtor intent

Without prejudice to the generality of paragraph 4 (Waiver of defences), each Debtor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Hedging Agreements and/or any hedging made available for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

6	Immediate recourse

Each Debtor waives any right it may have of first requiring any Hedge Counterparty (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Debtor under this Schedule 4. This waiver applies irrespective of any law or any provision of a Hedging Agreement to the contrary.

7	Appropriations

Until all amounts which may be or become payable by the Debtors under or in connection with the Hedging Agreements have been irrevocably paid in full, each Hedge Counterparty (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Hedge Counterparty (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Debtor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Debtor or on account of any Debtor’s liability under this Schedule 4.

8	Deferral of Debtors’ rights

Until all amounts which may be or become payable by the Debtors under or in connection with the Hedging Agreements have been irrevocably paid in full, no Debtor will exercise any rights which it may have by reason of performance by it of its obligations under the Hedging Agreements or by reason of any amount being payable, or liability arising, under this Schedule 4:

(a)	to be indemnified by a Debtor;

(b)	to claim any contribution from any other guarantor of any Debtor’s obligations under the Hedging Agreements;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Hedge Counterparties under the Hedging Agreements or of any other guarantee or security taken pursuant to, or in connection with, the Hedging Agreements by any Hedge Counterparty;

(d)	to bring legal or other proceedings for an order requiring any Debtor to make any payment, or perform any obligation, in respect of which any Debtor has given a guarantee, undertaking or indemnity under paragraph 1 (Guarantee);

(e)	to exercise any right of set-off against any Debtor; and/or

(f)	to claim or prove as a creditor of any Debtor in competition with any Hedge Counterparty.

If a Debtor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Hedge Counterparties by the Debtors under or in connection with the Hedging Agreements to be repaid in full on trust (or, if it is impossible under the laws of the jurisdiction of incorporation of that Debtor to hold the same on trust, then as agent under an obligation to pay) for the Hedge Counterparties and shall promptly pay or transfer the same to the Relevant Hedge Counterparty.

9	Release of Debtors’ right of contribution

If any Debtor (a “Retiring Debtor”) ceases to be a Debtor in accordance with the terms of the Hedging Agreements for the purpose of any sale or other disposal of that Retiring Debtor then on the date such Retiring Debtor ceases to be a Debtor:

(a)	that Retiring Debtor is released by each other Debtor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Debtor arising by reason of the performance by any other Debtor of its obligations under the Hedging Agreements; and

(b)	each other Debtor waives any rights it may have by reason of the performance of its obligations under the Hedging Agreements to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Hedge Counterparties under any Hedging Agreement or of any other security taken pursuant to, or in connection with, any Hedging Agreement where such rights or security are granted by or in relation to the assets of the Retiring Debtor.

10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Hedge Counterparty.

11	French Guarantee Limitations

(a)	In the case of each Debtor incorporated in France (a “French Hedging Guarantor”), this guarantee and the obligations and liabilities of each French Hedging Guarantor under and in connection with the Hedging Agreements (including, without limitation, this Schedule 4 (Hedge Counterparties' Guarantee and Indemnity)) shall apply only insofar as required to:

(i)	guarantee the payment obligations under the Hedging Agreements of its direct or indirect Restricted Subsidiaries which are or become Hedging Debtors from time to time under the Hedging Agreements and incurred by those Restricted Subsidiaries as Hedging Debtors only; and

(ii)	guarantee the payment obligations under the Hedging Agreements of any other Hedging Debtor which is not a direct or indirect Restricted Subsidiary of that French Hedging Guarantor, provided that in such case such guarantee shall be limited to an amount equal to: (A) the payment obligations of such Hedging Debtor but (B) not exceeding an amount equal to the aggregate of all amounts borrowed directly (as Borrower) or indirectly (by way of intra-group loans or advances directly or indirectly from any other Borrower) by such Hedging Debtor under the Facility Agreement and/or the Hedging Agreements and on-lent by such Hedging Debtor directly or indirectly to that French Hedging Guarantor or its Subsidiaries and outstanding on the date on which the guarantee is enforced against that French Hedging Guarantor (the “Maximum Guaranteed Amount”); it being specified that any payment made by such French Hedging Guarantor under this Schedule 4 (Hedge Counterparties' Guarantee and Indemnity) in respect of the obligations of any other Hedging Debtor shall reduce pro tanto the outstanding amount of the intra-group loans or advances (if any) due by such French Hedging Guarantor to that Hedging Debtor under the intra-group loans or advances referred to above.

(b)	For the avoidance of doubt, any payment made by a French Hedging Guarantor under paragraph (a)(ii) above shall reduce the Maximum Guaranteed Amount.

(c)	Notwithstanding any other provision of this Schedule 4(Hedge Counterparties' Guarantee and Indemnity), no French Hedging Guarantor shall guarantee or secure liabilities under the Hedging Agreements which would result in such French Hedging Guarantor not complying with French financial assistance rules as set out in Article L. 225-216 of the French Commercial Code (Code de commerce) and/or would constitute a misuse of corporate assets and/or abuse of power within the meaning of article L. 241-3 or L. 242-6 of the French Commercial Code (Code de commerce) or any other law or regulations having the same effect, as interpreted by French courts.

It is acknowledged that each French Hedging Guarantor is not acting jointly and severally with the other Guarantors and shall not be considered as "codébiteur solidaire" as to their obligations pursuant to the guarantee given in accordance with this Schedule 4 (Hedge Counterparties' Guarantee and Indemnity).

12	Norwegian Guarantee limitations

Notwithstanding the other provisions of this Schedule 4, the obligations and liabilities of any Debtor incorporated in Norway (each, a “Norwegian Debtor”) under this Schedule 4 shall be deemed to have been given only to the extent such obligations and liabilities do not violate the mandatory provisions of the Norwegian Private Limited Companies Act of 13 June 1997 no. 44 (the “Norwegian Companies Act”), including Sections 8-7 and 8-10, regulating unlawful financial assistance and other prohibited loans, guarantees and joint and several liability as well as providing of security, and the liability of each Norwegian Debtor shall only apply to the fullest extent permitted by such provisions of the Norwegian Companies Act. The liabilities of any Norwegian Debtor is limited to the maximum principal amount of $500,000,000 plus any unpaid amounts of interest, default interest, breaking costs, fees, commissions, costs, expenses and other derived liabilities under this Schedule 4. The limitations in this paragraph 12 shall apply mutatis mutandis to any Security Document to which a Norwegian Guarantor is party.

13	Spanish Guarantee limitations

In the case of each Debtor incorporated in Spain (a “Spanish Hedging Guarantor”), this guarantee and the obligations and liabilities of each Spanish Hedging Guarantor under and in connection with the Hedging Agreements (including, without limitation, this Schedule 4) shall (i) not include any obligations or liabilities which, if incurred, would constitute a breach of the financial assistance limitations set out under Articles 143 and 150 of Spanish Royal Legislative Decree 1/2010, of 2 July, approving the consolidated text of the Spanish Capital Companies Act, as interpreted by Spanish courts, and (ii) with respect to Spanish Guarantors which are private limited liability companies (sociedad limitada), not exceed an amount equal to twice the amount of their respective own funds (recursos propios), but only to the extent that such limitation provided under Article 401.2 of the Spanish Royal Legislative Decree 1/2010, of 2 July, approving the consolidated text of the Spanish Capital Companies Act, as interpreted by Spanish courts, is compulsorily applicable to the obligations assumed by such Spanish Guarantors under this Indenture.

14	Additional Debtor limitations

The guarantee of any Additional Debtor is subject to any limitations relating to that Additional Debtor set out in any relevant Debtor Accession Deed.

SIGNATURES

The Debtors

The Parent

Executed as a deed by
FERROGLOBE PLC
acting by

MARCO LEVI	/s/ Marco Levi
(PRINT NAME)	Director

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASELLANA 259 D
28046 MADRID
SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Other Original Debtors

Executed as a deed by
FERROGLOBE FINANCE COMPANY, PLC
acting by

MARCO LEVI	/s/ Marco Levi
(PRINT NAME)	Director

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D
28046 MADRID
SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by
FERROGLOBE PLC
acting by

MARCO LEVI	/s/ Marco Levi
(PRINT NAME)	Director

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D
28046 MADRID
SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by FERROGLOBE HOLDING COMPANY, LTD acting by
BEATRIZ GARCIA-COS MONTANCIA MUNTANOLA	/s/ Beatriz García-Cos Muntañola

(PRINT NAME)	Director

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for GRUPO FERROATLANTICA, S.A.U., a limited liability company (sociedad anónima unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for FERROATLANTICA PARTICIPACIONES, S.L.U., a limited liability company (sociedad anónima unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for FERROSOLAR OPCO GROUP, S.L., a limited liability company (sociedad limitada), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for GRUPO FERROATLANTICA DE SERVICIOS, S.L.U., a limited liability company (sociedad limitada unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for FERROATLANTICA DE BOO, S.L.U., a limited liability company (sociedad limitada unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for FERROATLANTICA DE SABON, S.L.U., a limited liability company (sociedad limitada unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 D MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for FERROATLANTICA DEL CINCA, S.L., a limited liability company (sociedad limitada), pursuant to a power of attorney dated 29 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)
as attorney for CUARZOS INDUSTRIALES, S.A., a limited liability company (sociedad anónima), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY-IN-FACT)
as attorney for GSM NETHERLANDS, B.V., a limited liability company (besloten vennootschap) pursuant to a power of attorney dated 7 May 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY-IN-FACT)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by

THOMAS WIESNER
(PRINT NAME OF ATTORNEY)

as attorney for FERROGLOBE MANGAN NORGE AS, a limited liability company (aksjeselskap), pursuant to a power of attorney dated 7 May 2021		/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by

THOMAS WIESNER
(PRINT NAME OF ATTORNEY)

as attorney for FERROPEM, S.A.S., a limited liability company (société par actions simplifiée), pursuant to a power of attorney dated 11 May 2021		/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by

THOMAS WIESNER
(PRINT NAME OF ATTORNEY)

as attorney for FERROGLOBE MANGANESE FRANCE S.A.S., a limited liability company (société par actions simplifiée), pursuant to a power of attorney dated 11 May 2021		/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GLOBE METALLURGICAL INC., a corporation incorporated in Delaware, U.S.A., acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by ALDEN RESOURCES LLC, a Delaware limited liability company, acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by ARL RESOURCES, LLC, a Delaware limited liability company, acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by ARL SERVICES, LLC, a Delaware limited liability company, acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by ALDEN SALES CORP, LLC, a Delaware limited liability company, acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by CORE METALS GROUP HOLDINGS LLC, a Delaware limited liability company, acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by CORE METALS GROUP LLC, a Delaware limited liability company, acting by
Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by METALLURGICAL PROCESS MATERIALS, LLC, a Delaware limited liability company, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by TENNESSEE ALLOYS COMPANY, LLC, a Delaware limited liability company, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by ALABAMA SAND AND GRAVEL, INC., a corporation incorporated in Delaware, U.S.A., acting by
Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GSM SALES, INC., a corporation incorporated in Delaware, U.S.A., acting by
Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GATLIFF SERVICES, LLC, a Delaware limited liability company, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GSM ENTERPRISES HOLDINGS INC., a corporation incorporated in Delaware, U.S.A., acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GSM ENTERPRISES LLC, a Delaware limited liability company, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GBG HOLDINGS, LLC, a Delaware limited liability company, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GLOBE METALS ENTERPRISES, LLC, a Delaware limited liability company, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GSM ALLOYS II INC., a corporation incorporated in Delaware, U.S.A., acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GSM ALLOYS I INC., a corporation incorporated in Delaware, U.S.A., acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by SOLSIL, INC., a corporation incorporated in Delaware, U.S.A., acting by

Brian D’ Amico	/s/ Brian D’ Amico
(PRINT NAME))	(AUTHORISED SIGNATORY)
who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by for GSM FINANCIAL, INC., a corporation incorporated in Delaware, U.S.A., acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by NORCHEM, INC., a corporation incorporated in Florida, U.S.A., acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by QSIP CANADA ULC, a company amalgamated and subsisting under the laws of the Province of Nova Scotia, Canada, acting by

Brian D’ Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that jurisdiction, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GLOBE SPECIALTY METALS, INC., a corporation incorporated in Delaware, U.S.A., acting by Brian D’ Amico

/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

The Security Agent

GLAS TRUST CORPORATION LIMITED

By: /s/ Paul Cattermole

Address: 45 Ludgate Hill, London, EC4M 7JU

Fax: +44 (0) 20 3070 0113

Attention: MANAGER DCM/ FERROGLOBE

The Original Super Senior Note Trustee

GLAS TRUSTEES LIMITED

By: /s/ Paul Cattermole

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

The Intra-Group Lenders

Executed as a deed by FERROGLOBE FINANCE COMPANY, PLC acting by
MARCO LEVI	/s/ Marco Levi

(PRINT NAME)	Director

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by FERROGLOBE PLC acting by
MARCO LEVI	/s/ Marco Levi

(PRINT NAME)	Director

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by THOMAS WIESNER (PRINT NAME OF ATTORNEY)

as attorney for GRUPO FERROATLANTICA S.A.U., a limited liability company (sociedad anónima unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner

(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by GLOBE SPECIALTY METALS, INC., a corporation incorporated in Delaware, U.S.A., acting by
Brian D’Amico	/s/ Brian D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by
THOMAS WIESNER

(PRINT NAME OF ATTORNEY)

as attorney for FERROPEM S.A.S., a limited liability company (société par actions simplifiée), pursuant to a power of attorney dated 11 May 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by
THOMAS WIESNER

(PRINT NAME OF ATTORNEY)

as attorney for CUARZOS INDUSTRIALES S.A.U., a limited liability company (sociedad anónima unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué
	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by
THOMAS WIESNER

(PRINT NAME OF ATTORNEY)

as attorney for FERROSOLAR OPCO GROUP, S.L., a limited liability company (sociedad limitada), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by
THOMAS WIESNER

(PRINT NAME OF ATTORNEY)

as attorney for FERROGLOBE MANGAN NORGE AS, a limited liability company (aksjeselskap), pursuant to a power of attorney dated 7 May 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

[SIGNATURE PAGE – PROJECT FOX – NOTES INTERCREDITOR AGREEMENT]

Executed as a deed by
THOMAS WIESNER

(PRINT NAME OF ATTORNEY)

as attorney for FERROGLOBE MANGANESE FRANCE S.A.S., a limited liability company (société par actions simplifiée), pursuant to a power of attorney dated 11 May 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

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Executed as a deed by
THOMAS WIESNER

(PRINT NAME OF ATTORNEY)

as attorney for FERROATLANTICA PARTICIPACIONES, S.L.U., a limited liability company (sociedad anónima unipersonal), pursuant to a power of attorney dated 28 April 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. CASTELLANA 259 D

28046 MADRID

SPAIN

Occupation:	LAWYER

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Executed as a deed by GLOBE METALLURGICAL INC., a corporation incorporated in Delaware, U.S.A., acting by
Brian J. D’Amico	/s/ Brian J. D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

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Executed as a deed by SOLSIL, INC., a corporation incorporated in Delaware, U.S.A., acting by
Brian J. D’Amico	/s/ Brian J. D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

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Executed as a deed by NORCHEM, INC., a corporation incorporated in Florida, U.S.A., acting by
Brian D’Amico	/s/ Brian J. D’ Amico

(PRINT NAME))	(AUTHORISED SIGNATORY)

who, in accordance with the laws of that territory, is acting under the authority of that company.

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Executed as a deed by
Thomas Wiesner
(PRINT NAME OF ATTORNEY)

as attorney for GSM NETHERLANDS, B.V., a limited liability company (besloten vennootschap) pursuant to a power of attorney dated 7 May 2021	/s/ Thomas Wiesner
(SIGNATURE OF ATTORNEY-IN-FACT)

in the presence of:

Name:	LUCIA BLASCO CUE	/s/ Lucía Blasco Cué

	(BLOCK CAPITALS)	(SIGNATURE OF WITNESS)

Address:	P. Castellana 259 D

28046 MADRID, SPAIN

Occupation:	LAWYER

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